Exhibit 2.4

The Purchase and Sale Agreement contains representations and warranties that Altra, on one hand, and Cummins Inc., on the other hand, made to and solely for the benefit of each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Purchase and Sale Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Purchase and Sale Agreement or contained in confidential disclosure schedules. Some of those representations and warranties (i) may not be accurate or complete as of any specified date and are modified, qualified and created in important part by the underlying disclosure schedules, (ii) may be subject to a contractual standard of materiality different from those generally applicable to security holders or (iii) may have been used for the purpose of allocating risk between the parties to the Purchase and Sale Agreement rather than establishing matters as facts. For the foregoing reasons, the representations and warranties should not be relied upon as statements of factual information. Security holders are not third-party beneficiaries under the Purchase and Sale Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Altra or Cummins Inc. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase and Sale Agreement, which subsequent information may or may not be fully reflected in Altra’s public disclosures, including this report.

PURCHASE AND SALE AGREEMENT by and between CUMMINS INC. and Altra INDUSTRIAL MOTION CORP. Dated as of February 8, 2022

(continued)

Page

(continued)

(continued)

(continued)

(continued)

(continued)

Exhibits

EXHIBIT A Form of Transition Services Agreement A-1

EXHIBIT B Form of Local Transfer Agreement B-1

This PURCHASE AND SALE AGREEMENT, dated as of February 8, 2022 (this “Agreement”), is made by and between Cummins Inc., an Indiana corporation (the “Purchaser”), and Altra Industrial Motion Corp., a Delaware corporation (the “Seller”). Certain terms used in this Agreement are defined in Section 1.01.

WHEREAS, the Seller conducts the Business indirectly through certain of its Subsidiaries;

WHEREAS, the Seller indirectly through the Selling Entities owns the Transferred Interests; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Seller desires to cause the Selling Entities to sell, transfer, assign and deliver to the Purchaser, and the Purchaser (directly in the case of the Transferred Interests of the Transferred U.S. Entity and through Cummins Ltd., a company organized under the laws of England and Wales, in the case of the Transferred Interests of the Transferred Chinese Entity) desires to purchase, acquire, assume and accept from the Seller (in each case, through the Selling Entities) all of the Selling Entities’ respective right, title and interest in and to all of the Transferred Interests.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Purchaser and the Seller hereby agree as follows:

ARTICLE I
Definitions; Interpretation

SECTION 1.01. Definitions.

“Accounting Principles” means the accounting principles and methods set forth on Section 1.01(a) of the Disclosure Letter.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Ancillary Agreements” means the Transition Services Agreement, the Local Transfer Agreement, the Escrow Agreement and the Right of Last Refusal Agreement.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“AS Motion” means AS Motion LLC, a Delaware limited liability company.

“Asiapac” means AS Motion Asiapac Holding Ltd., a Hong Kong limited company.

“Assumed Benefit Plan” means (a) each Business Benefit Plan and (b) each other Benefit Plan, or portion thereof, any assets or Liabilities of which (i) the Purchaser has expressly agreed to assume pursuant to this Agreement or (ii) Purchaser or any of its Subsidiaries is required to assume under applicable Law or Collective Bargaining Agreement (including where transfer is required in order to effect a mandatory transfer of employment, as applicable).

“Automatic Transfer Employees” means the Business Employees to whom the Transfer Regulations apply.

“Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) or retirement, pension, profit sharing, deferred compensation, bonus or incentive compensation, stock or stock-based compensation, employment, change in control, retention, vacation, severance, disability, death benefit, hospitalization, medical or other plan, agreement, arrangement or understanding, in each case, that is sponsored, contributed to or maintained by any member of the Seller Group and in which any Business Employee or Former Employee participates or participated and excluding any plan, program, agreement or arrangement maintained by a Governmental Authority.

“Bloomfield Property” means the Owned Real Property located at 22 East Dudley Town Road, Bloomfield, Connecticut.

“Business” means the business, operations and activities currently conducted by the Seller Group through what is, as of the date of this Agreement, known as the Jacobs Vehicle Systems reporting unit of the Seller, including with respect to the following products: compression braking systems, including the “Jake Brake” engine braking system, high power density engine breaking systems and cylinder deactivation systems. For the avoidance of doubt, the “Business” shall not include any business, operations or activities of the Seller or any of its Affiliates (other than the Transferred Entities) not specified in the first sentence of this definition.

“Business Benefit Plan” means any Benefit Plan sponsored by a Transferred Entity.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.

“Business Employee” means (a) each employee of any Transferred Entity and (b) each employee of any other member of the Seller Group (excluding the JVS Czech Entity) who, as of the Closing Date, is employed primarily in connection with the Business and is set forth on Section 1.01(b) of the Disclosure Letter, including in all cases, each such employee who, as of the Closing Date, is on leave of absence (including medical leave, personal leave, military leave, workers compensation leave, short-term disability and long-term disability) or paid or unpaid time off; provided, that any individual set forth in Section 1.01(c) of the Disclosure Letter shall not be a “Business Employee”.

“Business Service Provider” means each worker, independent contractor, or consultant who, as of the Closing Date, is providing services primarily in connection with the Business.

“Cash” means all cash, cash equivalents, security deposits and marketable securities, net of uncleared checks outstanding and in process wire transfers, of a Person.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, P.L 116-136.

“Celtics” means Fortive Corporation.

“Celtics SDA” means the Separation and Distribution Agreement, dated as of March 7, 2018, by and among Celtics, Stevens and the Seller.

“Celtics TMA” means the Tax Matters Agreement, dated as of October 1, 2018, by and among Celtics, Stevens and the Seller.

“Closing Cash” means, in each case determined as of 12:01 a.m., New York City time, on the Closing Date in accordance with the Accounting Principles, the aggregate of all Cash of the Transferred Entities, in each case of such items not denominated in U.S. dollars, measured using the Closing Date Exchange Rates for the applicable jurisdiction.

“Closing Date Exchange Rates” means the foreign exchange rates published by Bloomberg as the Composite 5:00 p.m. New York closing rates (CMPN) on the fifth (5th) business day prior to the Closing Date (or, if such rate is not published on such date, the first date prior thereto on which Bloomberg published the CMPN rate), except as otherwise required by Law (in which case, the exchange rate shall be determined in accordance with such Law).

“Closing Transaction Expenses” means, without duplication, to the extent remaining unpaid as of immediately prior to the Closing, (A) all fees, costs, Liabilities and other expenses of any investment bankers, financial advisors, attorneys, accountants and other consultants or advisors of Seller Group that are to be paid or reimbursed by any Transferred Entity in connection with this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, (B) any severance, change in control, transaction, retention or similar bonuses made by the Transferred Entities to any employee, director, officer or contractor of the Transferred Entities solely as a result of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby but excluding, for the avoidance of doubt, any payment subject to a “double-trigger” requirement or otherwise contingent upon the occurrence of a subsequent event, (C) the deal completion bonuses under the Sales Incentive Agreements set forth on Section 1.01(d) of the Disclosure Letter and (D) the employer portion of any payroll Taxes payable in connection with the foregoing clauses (B) and (C).

“Closing Indebtedness” means in each case determined as of 12:01 a.m., New York City time, on the Closing Date in accordance with the Accounting Principles, the aggregate amount of Indebtedness of the Transferred Entities.

“Closing Working Capital” means (a) Current Assets minus (b) Current Liabilities, in each case determined as of 12:01 a.m., New York City time, on the Closing Date in accordance with the methodology set forth in Section 1.01(e) of the Disclosure Letter and the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any Business Employee, excluding any national, industry or similar generally applicable Contract or arrangement.

“Company Data” means all confidential data, information, and data compilations, including Personal Data, contained in the IT Systems or any databases of the Transferred Entities that are used by the Business.

“Company Privacy Policies” means any (a) internal or external past or present data protection, data usage, privacy and security policies of the Transferred Entities, (b) public statements, representations, obligations, promises, commitments relating to privacy, security, or the Processing of Personal Data, and (c) policies and obligations applicable to the Transferred Entities as a result of any certification relating to privacy, security, or the Processing of Personal Data.

“Company Product” means each of the products and services that have been or are currently being developed, marketed, distributed, licensed, sold, offered, or provided by a Transferred Entity or the Business.

“Company Service Provider” means any current or former employee, worker, independent contractor, consultant, advisor, officer or director of any Transferred Entity, who is or has provided services to such Transferred Entity.

“Company Software” means Computer Software that is Transferred Intellectual Property.

“Computer Software” means computer software (including web site software, HTML code, and firmware and other software embedded in hardware devices), source and object code, APIs, tools, and user interface software.

“Consent” means any consent, approval or authorization of, notice to or designation, registration, declaration or filing with, any third party, including Permits.

“Contract” means any legally binding written contract, agreement, lease, license, purchase or task order, statement of work, subcontract, arrangement, instrument, note, bond, mortgage, indenture, deed of trust, warranty, undertaking or commitment.

“Controlled Group Liability” means any and all Liabilities (a) under any multiemployer plan (as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)) (including any liability on account of a “partial withdrawal”, a “complete withdrawal” or “mass withdrawal”, in each case within the meaning of Title IV of ERISA), (b) under Title IV of ERISA, (c) under

Section 302 of ERISA or Sections 412 and 4971 of the Code, (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code and (e) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, or related guidelines or recommendations of any customers or suppliers of the Seller Group or practices otherwise reasonably adopted by participants in the Seller Group’s industries, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act and the Families First Act.

“Current Assets” means, as of a given time, the current assets of the Business that are included in the line item categories of current assets specifically listed on the sample calculations set forth in Section 1.01(e) of the Disclosure Letter, in each case as of such time and excluding all income Tax assets, deferred Tax assets and Tax assets that are in respect of Taxes of a Seller Consolidated Group, calculated in accordance with the Accounting Principles. For the avoidance of doubt, Current Assets shall not include any Cash.

“Current Liabilities” means, as of a given time, the current Liabilities of the Business that are included in the line item categories of current liabilities specifically listed on the sample calculations set forth in Section 1.01(e) of the Disclosure Letter, in each case as of such time and excluding all income Tax Liabilities, deferred Tax Liabilities and Tax Liabilities that are in respect of Taxes of a Seller Consolidated Group, calculated in accordance with the Accounting Principles. For the avoidance of doubt, Current Liabilities shall not include any Indebtedness.

“Data Processor” means a natural or legal Person, public authority, agency or other body that Processes Personal Data on behalf of or at the direction of the Transferred Entities.

“Due Date” means, with respect to any Tax Return, the date such Tax Return is due (taking into account any applicable extensions).

“Environmental Laws” means all Laws relating to pollution or the protection of the environment or natural resources or, to the extent related to exposure to hazardous or toxic substances or wastes, occupational health and safety or relating to the use, generation, manufacture, processing, treatment, storage, transportation, remediation, cleanup, handling, disposal or Release of, or exposure to, hazardous or toxic materials.

“Environmental Permit” means any Permit required under any applicable Environmental Law to conduct the Business.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means an escrow agent mutually agreed upon by the Purchaser and the Seller in writing in accordance with Section 2.06.

“Escrow Agent Fees” means the fee payable to the Escrow Agent on the Closing Date pursuant to the Escrow Agreement

“Estimated Adjustment Amount” means the amount (which may be positive or negative) equal to (a) Estimated Cash, plus (b)(i) Estimated Working Capital minus, (ii) Target Working Capital, minus (c) Estimated Indebtedness, minus (d) Estimated Transaction Expenses.

“Final Adjustment Amount” means the amount (which may be positive or negative) equal to (a) Closing Cash, plus (b)(i) Closing Working Capital minus, (ii) Target Working Capital, minus (c) Closing Indebtedness, minus (d) Closing Transaction Expenses.

“Final Determination” means a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Law).

“Final Purchase Price” means (a) the Purchase Price plus, (b) the Final Adjustment Amount (which Final Adjustment Amount may be positive or negative).

“Financial Statements” means the unaudited statement of financial position of the Business as of December 31, 2021 (the “Balance Sheet”) and the related unaudited statement of earnings for the fiscal year then ended.

“Former Employees” means any employee of any Transferred Entity whose employment therewith terminated prior to the date hereof or terminates prior to the Closing Date (excluding in all cases any such person who was on medical leave, personal leave, military leave, workers compensation leave, short-term disability and long-term disability).

“Fraud” means, with respect to any Person, the making of a statement of fact in the representations and warranties set forth in Article IV, Article V, the certificates delivered pursuant to Section 8.02 or the certificates delivered pursuant to Section 8.03 with the intent to deceive another Person and requires (a) a false statement of material fact; (b) with knowledge that such statement is false; (c) with an intention to induce the Person to whom such statement is made to act or refrain from acting in reliance upon it; (d) with an intention of causing such Person, in justifiable reliance upon such false statement, to take or refrain from taking action; and (e) such Person suffering damage by reason of such reliance. For the avoidance of doubt, the term “Fraud” does not include any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including (i) any self-regulatory organization and (ii) any commission, board, bureau, department, agency or political subdivision thereof) or any other body exercising judicial, regulatory, administrative, taxing or other governmental authority, in each case, whether federal, state or local, domestic, foreign, territorial or multinational, including any arbitral body or tribunal. For the avoidance of doubt, (a) no state-owned enterprise or commercial entity which is owned in part by any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity shall be a Governmental Authority, provided that the underlying Governmental Authority which owns an interest in such enterprise or commercial entity shall be a Governmental Authority and (b) no public university shall be a Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, classified, defined or otherwise regulated in relevant form, quantity or concentration as hazardous or toxic (or words of similar import) or for which liability is imposed pursuant to any Environmental Law, including any petroleum or petroleum products, per- and polyfluoroalkyl substances, polychlorinated biphenyls or asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (c) all reimbursement obligations of such Person under letters of credit, bank guarantees or similar facilities, but only to the extent drawn upon, (d) all obligations in respect of interest rate or currency obligation swaps, caps, floors, hedges or similar arrangements, (e) all obligations issued or assumed as the deferred purchase price of property (other than accounts payable), all conditional sale obligations, all obligations under any title retention agreement or “earn-out” or other similar performance-based contingent payment obligations and all customer deposits to be set off against future customer payment obligations, (f) obligations in respect of bank overdrafts (to the extent not reflected in the calculation of Cash), (g) all obligations under leases required to be capitalized in accordance with the Accounting Principles, (h) any payroll Taxes of the Transferred Entities that have been deferred past their original due date pursuant to Section 2302 of the CARES Act and remain unpaid as of the Closing, (i) solely to the extent such liabilities are not included in Closing Transaction Expenses, any obligations and liabilities of the Transferred Entities in respect of accrued but unpaid bonuses, commissions or other incentive payments, in each case, as of the Closing Date (including the Closed Performance Period Bonus Amounts), (j) any unfunded or underfunded amount relating to pension or pension-like liabilities or obligations and any unfunded or underfunded amount relating to post-retirement benefits, liabilities or obligations, in any case, relating to employees of a Transferred Entity, (k) any amounts relating to unvested employer contributions under the Business DC Plans attributable to employees of the Transferred Entities, (l) any rebate Liability of the Transferred Entities owed to Weichai Power Co., Ltd or its Affiliates relating to periods prior to January 1, 2021, (m) any current accrual for income Taxes, provided that such Taxes shall exclude (i) any deferred Tax Liabilities or deferred Tax assets and (ii) any Tax Liabilities or Tax assets that are in respect of Taxes of a Seller Consolidated Group, (n) all Indebtedness of others referred to in clauses (a) through (m) above guaranteed, directly or indirectly, in any manner by such Person and (n) all accrued and unpaid interest, premium, breakage cost, penalties, make-whole payments, fees and other charges related to any of the foregoing.

“Indemnified Taxes” means, without duplication, any liability in respect of any Taxes (a) of the Transferred Entities and the Transferred Czech Assets for any Pre-Closing Tax Period, (b) of any Person other than a Transferred Entity imposed on the Transferred Entities (or any predecessor thereof) by reason of having been a member of an affiliated, combined, consolidated or unitary group with another Person on or prior to the Closing Date by reason of U.S. Treasury Regulations Section 1.1502-6(a) (or any analogous or similar provision of Law), or (c) of or imposed on any Person other than a Transferred Entity for which the Transferred Entities are or have been liable as a transferee or successor, by contract or assumption, operation of Law (other than pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar provision of Law) or otherwise, to the extent such Taxes relate to an event or transaction occurring on or before the Closing Date; provided, that no such Tax will constitute an Indemnified Tax to the extent such Tax was taken into account in computing Closing Working Capital or Closing Indebtedness. For the avoidance of doubt, any Transfer Taxes required to be borne by the Purchaser pursuant to Section 7.09(a) shall not constitute Indemnified Taxes.

“Independent Expert” means a nationally recognized independent accounting firm reasonably agreed upon by the Purchaser and the Seller in writing.

“Information Security and Privacy Laws” means (a) all applicable Laws concerning the privacy, data protection or security of Personal Data, including, to the extent applicable, the EU General Data Protection Regulation, federal, local and state data security and data privacy laws; and (b) each rule, code of conduct, or other requirement of self-regulatory bodies to which Seller has expressly committed to adhere.

“Information Security Program” means a written information security program that complies with Information Security and Privacy Laws, that when appropriately implemented and maintained would constitute reasonable security procedures and practices appropriate to the nature of Personal Data, and that is at least as stringent as one or more relevant industry standards and that includes: (i) written policies and procedures regarding Personal Data, and the Processing thereof; (ii) administrative, technical and physical safeguards to protect the security, confidentiality, and integrity of any Personal Data owned, controlled, maintained, held, or Processed by the Transferred Entities or Data Processors; (iii) disaster recovery, business continuity, incident response, and security plans, procedures and facilities; and (iv) protections against Security Incidents, Malicious Code, and against loss, misuse or unauthorized access to and Processing of Company Data, IT Systems and the systems of any Data Processor.

“Intellectual Property” means all intellectual property and intellectual property rights in any jurisdiction throughout the world including the following: (a) patents and patent applications, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto, utility model registrations and including all foreign equivalents, (b) trademarks, service marks, trade dress, logos, internet domain names, all applications, registrations and renewals therefor, together with the goodwill associated with any of the foregoing, (c) rights associated with works of authorship including copyrights and applications and registrations and renewals therefor, (d) trade secrets and confidential proprietary information and know-how, (e) domain names and uniform resource locators, (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the foregoing, and (g) Computer Software.

“IRS” means the U.S. Internal Revenue Service.

“Inventory” shall mean all inventory related to the Business, wherever located, including all finished goods whether held at any location or facility of the Seller Group or in transit to a member of the Seller Group.

“IT Systems” mean the information technology systems, computers, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment owned or leased by, licensed to, or used by a Transferred Entity.

“JVS Czech Entity” means Jacobs Vehicle System Europe s.r.o., a Czech společnost s ručením omezeným.

“Knowledge” means (a) with respect to the Purchaser, the actual knowledge, after reasonable inquiry of such Person’s direct reports, of the individuals listed on Section 1.01(f) of the Disclosure Letter under the caption “Knowledge of the Purchaser” and (b) with respect to the Seller, the actual knowledge, after reasonable inquiry of such Person’s direct reports, of the individuals listed on Section 1.01(f) of the Disclosure Letter under the caption “Knowledge of the Seller”.

“Kollmorgen” means Kollmorgen s.r.o., a Czech společnost s ručením omezeným.

“Liabilities” means any debts, liabilities, obligations, commitments, claims, non-compliances or complaints of any nature, whether accrued or unaccrued, known or unknown, fixed or contingent, determined or determinable, conditional, or otherwise.

“Lien” means any pledge, lien, charge, encumbrance, security interest, deed of trust, deed to secure debt, license, hypothecation, declaration, right-of-way, easement, lease, encroachment, title defect, option, mortgage, levy, right of first refusal or first offer or other similar encumbrance or restriction (other than restrictions under applicable Law) in favor of any third party that adversely affects the right, title or interest in or to any particular property or asset (including any restriction not arising under applicable Law on the voting of any security or restriction on the transfer, use or ownership of any security or other asset) of any kind or nature.

“Loss” means any loss, Liability, Tax, claim, damage, penalty, fine, cost or expense (including amounts paid in settlement or compromise), including reasonable legal and consultant fees and expenses, excluding any punitive or exemplary (other than punitive or exemplary awarded or assessed in connection with a third party claim); provided that Loss shall not include any Tax that is not an Indemnified Tax.

“Man Contract” means that certain Nomination Agreement between MAN Truck & Bus SE and Jacobs Vehicle Systems Europe, s.r.o., dated June 10, 2019.

“Material Adverse Effect” means any effect, change, circumstance, event or occurrence that has a material adverse effect on the results of operations, business or financial condition of the Business and the Transferred Entities, taken as a whole; provided, however, that none of the following (either alone or in combination), and no effect, change, circumstance, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, circumstance, event or occurrence (a) generally affecting (i) the industry in which the Business operates or (ii) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes or prospective changes in interest or exchange rates, commodity prices, monetary policy or inflation or in government spending and budgets (including any government shutdown), or (b) arising out of, resulting from or attributable to (i) changes or prospective changes in Law or in GAAP or in accounting standards, (ii) the announcement of this Agreement or pendency of the Transactions to the extent the result of the identity of the Purchaser, including the adverse impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, (iii) acts of war (whether or not declared), military activity, sabotage, cyber-intrusion, civil disobedience or domestic or international terrorism, or any escalation or worsening or de-escalation or improvement thereof, (iv) volcanoes, tsunamis, pandemics (including COVID-19), epidemics, disease outbreaks or other public health conditions (or COVID-19 Measures or other restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak), earthquakes, floods, hurricanes, wildfires, blackouts, tornados or other natural disasters, weather-related events or other force majeure events or any escalation or worsening or de-escalation or improvement thereof, (v) any action taken by the Seller that is required by this Agreement or any other Transaction Document or with Purchaser’s written consent or at Purchaser’s written request, or the failure to take any action by the Seller if that action is not permitted by this Agreement or any other Transaction Document (other than any action taken, or failed to be taken, pursuant to Section 6.01(a)), or (vi) any failure by the Business or the Transferred Entities to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in this clause (vi) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (a) and clauses (b)(i) through (v) hereof) is a Material Adverse Effect); provided, further that any effect, change, circumstance, event or occurrence referred to in clause (a) or clauses (b)(iii) or (iv) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, circumstance, event or occurrence has a disproportionate adverse effect on the Business and the Transferred Entities, taken as a whole, as compared to other participants in the industry in which the Business operates (in which case only such incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Offer Employee” means any Business Employee, other than an Automatic Transfer Employee, not employed by a Transferred Entity.

“Open Source Code” means any software code, or data library that is licensed (i) as freeware, shareware, open source software or similar licensing models or (ii) under a license identified as an open source license by the Open Source Initiative (www.opensource.org). For the avoidance of doubt, Open Source Code includes software licensed or distributed under any of the following licenses or distribution models terms: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the BSD License; and (v) the Apache License.

“Permitted Lien” means (a) Liens for Taxes by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established on the Balance Sheet, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) terms, conditions and restrictions under leases, subleases, licenses or occupancy agreements, including statutory Liens of landlords, affecting any Leased Real Property, none of which materially interferes with the present use of such Leased Real Property or is violated in any material respect by the present use of such Leased Real Property or the Business conducted thereon, (e) easements, covenants, rights-of-way and other similar restrictions, none of which materially interferes with the present use of the related Real Property or the Business conducted thereon, (f) requirements of zoning, building, land use and other similar Laws, (g) Liens that have been placed by any developer, landlord or other third party on Leased Real Property or property over which the Seller Group or any of its Affiliates have easement rights and subordination or similar agreements relating thereto, (h) nonexclusive licenses of Intellectual Property granted in the ordinary course of business, (i) Liens created by or for the benefit of the Purchaser or any of its Affiliates and (j) any matters shown by a current, accurate survey or physical inspection of the Real Property, none of which materially interfere with the present use of the related Real Property or the Business conducted thereon.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Data” means information relating to or reasonably capable of being associated with an identified or identifiable person, device, or household, including, but not limited to: (a) a natural person’s name, street address or specific geolocation information (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Information Security and Privacy Laws.

“Post-Closing Tax Period” means any taxable period (or portion of any Straddle Period) beginning after the Closing Date.

“PRC” means the People’s Republic of China.

“Pre-Closing Tax Period” means any taxable period (or portion of any Straddle Period) ending on or before the Closing Date.

“Processing,” “Process,” or “Processed” means any collection, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal,

disclosure, re-disclosure, deletion, destruction, sale, transfer, modification, or any other processing (as defined by Information Security and Privacy Laws) of Company Data or IT Systems.

“Products” means all products that have been or currently are marketed, distributed, licensed, sold, offered, or provided by or for any Transferred Entity or the Business.

“Purchaser Fundamental Representations” means Section 5.01(a) (Organization), Section 5.02 (Authority), Section 5.04 (Available Funds) and Section 5.06 (Brokers and Other Advisors).

“Purchaser Related Parties” means (i) the Purchaser (including, after the Closing, the Transferred Entities) and its (and their) Affiliates, (ii) its and their respective former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents or Affiliates of any of the foregoing and (iii) the respective successors and assigns of each of the foregoing.

“Records” means all books and records, including all Tax records, Tax Returns and Tax related work papers, books of account, stock records and ledgers, financial, accounting and personnel records, invoices, customers’ and suppliers’ lists, other distribution lists, sales and purchase records and operating, production and other manuals, in any form or medium.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, discharge, dispersal, leaching or migration on, into or through the environment (including ambient air, surface water, groundwater, sediments, land surface or subsurface strata).

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors and other representatives.

“Required Action” has the meaning set forth on Section 7.19 of the Disclosure Letter.

“Retained Businesses” means all businesses, operations and activities directly or indirectly conducted by the Seller or any of its Affiliates other than the Business.

“Retention Amount Remainder” means, as of any date of measurement, the applicable amount set forth in Item 5 of the Declarations of the R&W Insurance Policy less the amounts of Losses for which the Insurer (as defined in the R&W Insurance Policy) would be liable under the R&W Insurance Policy but for any Losses retained by Insured (as defined in the R&W Insurance Policy) pursuant to Section 4 of the R&W Insurance Policy; provided, that the Retention Amount Remainder shall not be less than $0.

“Right of Last Refusal Agreement” means that certain Right of Last Refusal Agreement, dated as of the date hereof, by and between the Purchaser and the Seller.

“Sanctioned Country” means any country against which the United States maintains comprehensive economic sanctions or an embargo, which at the time of signing consist of Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine.

“Sanctioned Person” means a Person that is (a) listed on a prohibited or restricted party list published by the United States government, including the Office of Foreign Assets Control of the U.S. Department of the Treasury’s “Specially Designated Nationals and Blocked Persons List” or “Consolidated Sanctions List,” or any such list maintained by the United Nations Security Council, the United Kingdom or the European Union and its Member States, or other applicable local authority, (b) the government, including any political subdivision, agency, or instrumentality thereof, of a Sanctioned Country or Venezuela, (c) an ordinary resident of, or entity registered in or established under the jurisdiction of, a Sanctioned Country or (d) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic, and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted, or enforced from time to time by the United States (including the Department of the Treasury, Office of Foreign Assets Control), the United Kingdom, the European Union (and its Member States), or any other similar Governmental Authority with regulatory authority over the Transferred Entities.

“Section 338 Taxes” means any Taxes that would not have been imposed but for the Section 338(h)(10) Election or any elections under state, local or other Tax law that are required to be made or deemed to have been made as a result of any Section 338(h)(10) Election, provided that such Taxes exclude any Taxes arising as a consequence of any reduction in the basis of any asset of the Transferred U.S. Entity as a result of any such election.

“Security Incident” means any unauthorized Processing of Company Data, any unauthorized access to the IT Systems, or any incident that requires notification to any Person, Governmental Authority, or any other entity under Information Security and Privacy Laws.

“Seller Consolidated Group” means any consolidated, combined or unitary Tax group of which either of (i) the Transferred Entities and (ii) the Seller or any of its Affiliates is or was a member of on or prior to the Closing Date (other than any such group consisting solely of Transferred Entities).

“Seller Credit Agreement” means that certain Credit Agreement, dated as of November 17, 2021, as amended, amended and restated, supplemented or otherwise modified from time to time, by and among Seller, certain subsidiaries of Seller from time to time party thereto, the lenders from time to time party thereto and Bank of Montreal, as administrative agent thereunder, sustainability structuring agent thereunder and as collateral agent thereunder.

“Seller Fundamental Representations” means Section 4.01(a) (Organization), Section 4.02(a) (Authority), Section 4.04(a) (Capitalization), Section 4.04(b) (Title to Transferred Interests) and Section 4.20 (Brokers and Other Advisors).

“Seller Group” means, collectively, the Seller and each of its direct or indirect Subsidiaries.

“Selling Entities” means, collectively, the Seller, Asiapac, AS Motion and the other members of the Seller Group that own or have rights to any Transferred Interests, and “Selling Entity” means any of the Selling Entities.

“Seller Related Parties” means (i) the Seller, the Selling Entities and their Affiliates (excluding, after the Closing, the Transferred Entities), (ii) its and their respective former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents or Affiliates of any of the foregoing and (iii) the respective successors and assigns of each of the foregoing.

“Seller Trading Price” means the volume-weighted average price of share of Seller common stock trading on the “regular way” basis on the Nasdaq Stock Market for each of the twenty (20) consecutive trading days ending on (and including) the day before the Closing Date.

“Specified Agreement” has the meaning set forth on Section 1.01(g) of the Disclosure Letter.

“Specified Consent” has the meaning set forth on Section 1.01(h) of the Disclosure Letter.

“Specified Facility” has the meaning set forth on Section 1.01(i) of the Disclosure Letter.

“Specified Lease” has the meaning set forth on Section 1.01(i) of the Disclosure Letter.

“Stevens” means Stevens Holding Company, Inc., a Delaware corporation.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date. Where necessary to allocate Taxes under this Agreement with respect to a Straddle Period (a) property, ad valorem, intangible, and other periodic Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) Taxes (other than Taxes allocable under clause (a) of this definition) allocable to the Pre-Closing Tax Period shall be computed on the basis of a “closing of the books,” as if such taxable period ended as of the end of the day on the Closing Date; provided that, in the case of any Taxes attributable to the ownership of any interest in any partnership, other “flow-through” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable state, local or non-U.S. Law), such computation shall be made as if the taxable period of such partnership, other “flow-through” entity or controlled foreign corporation ended as of the end of the day on the Closing Date (whether or not such Taxes arise in a Straddle Period of the applicable owner); provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date in proportion to the number of calendar days in each period. Notwithstanding anything herein to the contrary, all Section 338 Taxes shall be allocable to the portion of the Straddle Period ending on and including the Closing Date.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Target Working Capital” means $10,645,000.

“Tax” (and, with correlative meaning, “Taxes”) means any U.S. federal, state or local or non-U.S. tax, custom, fee, levy, duty, tariff, impost, withholding or other similar charge or assessment, in each case in the nature of a tax, including net income, gross income, license, severance, occupation, windfall profit, transfer, production, franchise, gross receipts, payroll, sales, employment, use, property, escheat and unclaimed property, excise, ad valorem, value-added, stamp, alternative or add-on minimum or withholding on amounts paid to or by any Person, together with any interest, penalty and addition thereto, imposed by any Governmental Authority.

“Tax Action” means any audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Assets” means any net operating loss carryforwards, investment Tax credits, foreign Tax credits, charitable deductions or any other credit or Tax attribute that could be carried forward or back to reduce Taxes, and losses or deductions deferred by the Code or other applicable Law.

“Tax Return” means any return, form, statement, report, information return, disclosure, claim or declaration, including any supplement, schedule or attachment thereto and any amendment thereof, with respect to Taxes that is filed or sent or required to be filed or sent with a Taxing Authority.

“Taxing Authority” means any Governmental Authority having the power to regulate, impose or collect Taxes.

“Transaction Documents” means, collectively, this Agreement and the agreements and instruments executed and delivered in connection with the Transactions, including the Ancillary Agreements and the other documents and agreements contemplated hereby and thereby.

“Transactions” means the consummation of the purchase and sale of the Transferred Interests and the other transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Regulations” means the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”) relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses or any country legislation implementing the Directive or any other similar Law.

“Transferred Employee” means each Business Employee who, as of the Closing Date (or, if applicable, such later date that such employee actually commences employment with the Purchaser or one of its Affiliates), becomes an employee of the Purchaser or one of its Affiliates whether by operation of Law, pursuant to the transfer of the Transferred Interests to the Purchaser or its Affiliates or by acceptance of the Purchaser’s or one of its Affiliates’ offer of employment pursuant to Section 7.05(a).

“Transferred Chinese Entity” means Jacobs (Suzhou) Vehicle Systems Co. Ltd., a Chinese limited liability company (wholly foreign-owned enterprise).

“Transferred Czech Assets” means all the assets listed in Section 1.01(j) of the Disclosure Letter and any Liabilities in respect of such assets solely to the extent provided in Section 1.01(j) of the Disclosure Letter.

“Transferred Entities” means the Transferred U.S. Entity and the Transferred Chinese Entity.

“Transferred Intellectual Property” means the Intellectual Property owned by or purported to be owned by the Transferred Entities, in whole or in part.

“Transferred Interests” means the issued and outstanding equity interests in the Transferred Entities held by the Selling Entities.

“Transferred U.S. Entity” means Jacobs Vehicle Systems, Inc., a Delaware corporation.

“Transition Services Agreement” means the transition services agreement to be entered into as of the Closing Date by and between the Seller and the Purchaser, substantially in the form attached as Exhibit A hereto.

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Closing Date (or, if applicable, such later date that such employee actually commences employment with the Purchaser or one of its Affiliates).

“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act (including acts or failures to act by a party’s Representative at the direction of such party) would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.

SECTION 1.02. Other Defined Terms. The following terms are defined in the Section of this Agreement set forth after such term below:

Terms Not Defined in Section 1.01	Section
Acquisition Engagement	Section 11.11(a)

Active Offer Employee	Section 7.05(a)(iii)
Action	Section 4.09
Affiliate Agreement	Section 7.08(b)
Agreement	Preamble
Allocation Schedule	Section 3.04(a)
Alternative Proposal	Section 7.15(b)
Announcement	Section 7.02
Balance Sheet Date	Section 4.07(b)
Bankruptcy and Equity Exception	Section 4.02(a)
Basket	Section 10.01(b)(iv)(A)
Breaching Party	Section 8.04(a)
Business DC Plans	Section 7.05(d)(i)
Cap	Section 10.01(b)(iv)(B)
Celtics SDA CTA Indemnity Claim	Section 7.17(c)
China Filing Approval	Section 7.01(g)
Claim Notice	Section 10.02(a)
Closed Performance Period Bonus Amounts	Section 7.05(b)(viii)(b)
Closing	Section 3.01
Closing Date	Section 3.01
Closing Purchase Price	Section 2.02
Closing Statement	Section 2.04(a)
COBRA	Section 7.05(b)(v)
Company IP	Section 4.15(d)
Confidentiality Agreement	Section 7.03(b)
Continuation Period	Section 7.05(b)(i)
Contracting Parties	Section 11.10(a)
Credit Support Items	Section 7.10
CTA	Section 7.17(a)
CTA Cap	Section 10.01(b)(iv)
CTA Deductible	Section 10.01(b)(iv)
CTA Losses	Section 10.01(b)(iv)
Current Draft DSA	Section 7.21
DC Employees	Section 7.05(d)(i)
Disclosure Letter	Article IV
DOJ	Section 7.01(c)
DEEP	Section 7.17(a)
DSA	Section 7.21
ECAF	Section 7.17(a)
Effective Time	Section 3.02
Escrow Account	Section 2.06
Escrow Agreement	Section 2.06
Escrow Amount	Section 2.06
Estimated Cash	Section 2.03
Estimated Closing Statement	Section 2.03
Estimated Indebtedness	Section 2.03
Estimated PRC Income Tax Notice	Section 2.05(b)

Estimated Transaction Expenses	Section 2.03
Estimated Working Capital	Section 2.03
Exclusivity Period	Section 7.15(a)
Existing Counsel	Section 11.11(a)
FCPA	Section 4.10(g)
Final 338(h)(10) Allocation	Section 7.09(g)(iv)
Final Purchase Price Adjustment	Section 2.04(f)
FTC	Section 7.01(c)
HNTE	Section 4.11(s)
Inactive Employee	Section 7.05(a)(iii)
Indemnified Party	Section 10.02(a)
Indemnitor	Section 10.02(a)
Judgment	Section 4.09
Key DSA Terms	Section 7.21
Laws	Section 4.10(a)
Leased Real Property	Section 4.16(a)
Local Transfer Agreement	Section 2.01(b)
Material Business Contract	Section 4.17(a)
Material Customers	Section 4.19
Material Vendors	Section 4.19
Negotiation Period	Section 7.21
Non-Competition Period	Section 7.14(c)
Nonparty Affiliates	Section 11.10(a)
Notice of Disagreement	Section 2.04(b)
Other Required Antitrust Laws	Section 4.03
Owned Real Property	Section 4.16(a)
Permits	Section 4.10(f)
PRC Tax Receipt	Section 2.05(b)
Pre-Closing Period Tax Refund	Section 7.09(e)
Purchase Price	Section 2.01(a)
Purchase Price Cap	Section 10.01(b)(iv)(B)
Purchaser	Preamble
Purchaser CTA Cap	Section 10.01(e)
Purchaser CTA Deductible	Section 10.01(e)
Purchaser DC Plans	Section 7.05(d)(i)
Purchaser Draft 338(h)(10) Allocation	Section 7.09(g)(i)
Purchaser Entity	Section 5.01(a)
Purchaser Prepared Returns	Section 7.09(d)(ii)
Purchaser Released Claims	Section 11.10(c)
Purchaser Releasers	Section 11.10(c)
Purchaser Termination Fee	Section 9.02(b)
Purchaser’s Cafeteria Plan	Section 7.05(e)
R&W Insurance Policy	Section 7.13
R&W Insurer	Section 7.13
Real Property	Section 4.16(a)
Real Property Leases	Section 4.16(a)

Registered Intellectual Property	Section 4.15(a)
Remedial Activities	Section 4.14
Restraints	Section 8.01(a)
Restricted Business	Section 7.14(c)
Required China Filings	Section 7.01(g)
Reviewing Accountant	Section 7.09(g)(iii)
Section 338(h)(10) Elections	Section 7.09(f)
Securities Act	Section 5.05
Seller	Preamble
Seller 338(h)(10) Allocation Notice	Section 7.09(g)(ii)
Seller Benefit Plan	Section 7.05(b)(v)
Seller CTA Losses	Section 10.01(e)(iii)
Seller Prepared Returns	Section 7.09(d)(i)
Seller Released Claims	Section 11.10(b)
Seller Releasers	Section 11.10(b)
Seller’s Cafeteria Plan	Section 7.05(e)
Selling Entity Releasees	Section 11.10(c)
Termination Date	Section 9.01(b)(i)
Third Person Claim	Section 10.02(a)
Trade Control Laws	Section 4.10(c)
Transfer Taxes	Section 7.09(a)
Transfer Time	Section 7.05(a)(iii)
Transferred Entity Releasees	Section 11.10(b)
Undisclosed Employee	Section 7.05(n)
WARN	Section 7.05(h)

SECTION 1.03. Interpretation. The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Annexes, Exhibits and Schedules attached hereto or referenced to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning defined in this Agreement. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to “dollars”, “U.S. Dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. If any time period for giving notice or taking action hereunder expires on a day which is not a business day, the time period shall automatically be extended to the business day immediately following such non-business day. Unless the context requires otherwise (i) any definition of or reference or citation to any Law herein shall be construed as referring or citing to such Law as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder, (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (v) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (vi) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (vii) this Agreement shall be deemed to have been drafted jointly by the Purchaser and the Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (viii) the word “or” shall not be exclusive, (ix) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (x) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the documents, items or information has been provided directly to the Purchaser or its Representatives or posted in the “data room” (virtual) hosted by Datasite and established by the Seller or its Representatives and to which the Purchaser and its Representatives have had access at least one business day prior to the date of this Agreement (it being agreed that the Purchaser and its Representatives shall be deemed to have had access to such documents, items or information where the same was provided to a limited number of the Purchaser’s Representatives pursuant to a “clean team” agreement or other agreed upon restrictions) and (xi) all references herein to the “parties” are to the parties hereto and a “party” means the Purchaser or the Seller, as applicable.

ARTICLE II
Purchase and Sale

SECTION 2.01. Purchase and Sale.

(a) Upon the terms and subject to the terms and conditions set forth in this Agreement, at the Closing the Seller shall cause the Selling Entities to sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from each Selling Entity all of such Selling Entity’s rights, title and interests in, to and under the Transferred Interests, in each case free and clear of any Liens (other than transfer restrictions under applicable securities Laws or under the organizational documents of the Transferred Entities or those resulting from actions taken by the Purchaser or any of its Affiliates); in exchange for the payment by the Purchaser to the Seller (or the Seller’s designated Affiliates) pursuant to Section 2.02 of an aggregate purchase price of Three Hundred Twenty-Five Million U.S. Dollars ($325,000,000) in cash (the “Purchase Price”), subject to adjustment as set forth in Section 2.03 and Section 2.04.

(b) On the Closing Date, the parties shall execute and deliver or cause their respective Affiliates to execute and deliver such equity interest transfer agreement relating to the Transferred Chinese Entity in the form of Exhibit B (the “Local Transfer Agreement”). The parties agree and acknowledge that the Local Transfer Agreement is intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable foreign Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. The Local Transfer Agreement shall not alter in any way the allocation of rights, obligations, benefits, costs and risks established between the parties in this Agreement. Nothing contained in a Local Transfer Agreement shall change, amend, extend or alter (nor shall it be deemed or construed as changing, amending, extending or altering) the terms or conditions of this Agreement in any manner whatsoever. The provisions in this Section 2.01(b) shall take priority over, and shall exclude the application of, any explicit or implied representations, warranties, guarantees, covenants or indemnities contained in the Local Transfer Agreement or under applicable Law. In the event of any inconsistency between this Agreement and the Local Transfer Agreement, this Agreement shall control. Notwithstanding the foregoing provisions of this Section 2.01(b), with respect to the timing of effectiveness of the transfer of the Transferred Interests of the Transferred Chinese Entity, the Local Transfer Agreement shall control. For the avoidance of doubt, any controversy or claim arising under the Local Transfer Agreement shall be governed solely by, and subject to the terms of, this Agreement.

(c) Notwithstanding the provisions of this Article II, it shall be the Purchaser’s responsibility to bear all fees, duties and other costs (other than any applicable Tax withholding, which is governed by Section 2.05 and Transfer Taxes, which are governed by Section 7.09(a)) payable in connection with (A) the transfer of the Transferred Intellectual Property and (B) the recording and registration of title to the Transferred Czech Assets, as and when required by applicable Law or local custom, in the name of the Purchaser and its Affiliates.

SECTION 2.02. Purchase Price. Subject to the terms and conditions hereof, at the Closing, the Purchaser shall pay or cause to be paid to the Escrow Agent, in accordance with Section 2.06 in immediately available funds, cash in U.S. Dollars in an amount equal to (a) the Purchase Price plus (b) the Estimated Adjustment Amount (which amount may be positive or negative) (the “Closing Purchase Price”). Such amount so paid to the Escrow Agent shall be released by the Escrow Agent in accordance with Section 2.06 and paid to the Seller (or to one or more Affiliates of the Seller as designated by the Seller in such amounts designated by the Seller), in immediately available funds by wire transfer to one or more bank accounts designated by the Seller at least two (2) business days prior to the Closing Date.

SECTION 2.03. Estimated Closing Statement. No later than three (3) business days prior to the anticipated Closing Date, the Seller shall prepare in good faith and deliver to the Purchaser: a statement (the “Estimated Closing Statement”) setting forth the Seller’s good faith estimate of (a) Closing Cash (“Estimated Cash”), (b) Closing Working Capital (“Estimated Working Capital”), (c) Closing Indebtedness (“Estimated Indebtedness”), (d) Closing Transaction Expenses (“Estimated Transaction Expenses”) and (e) the Estimated Adjustment Amount. The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement and the Accounting Principles.

SECTION 2.04. Purchase Price Adjustment.

(a) As promptly as practicable, and in any event within ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth the Purchaser’s good faith calculation of Closing Cash, Closing Working Capital, Closing Indebtedness, Closing Transaction Expenses and the Final Purchase Price, together with such schedules and data with respect to the determination thereof as are appropriate to support the calculations set forth in the Closing Statement. The Closing Statement shall be prepared in accordance with the terms of this Agreement and the Accounting Principles. The parties agree that the purpose of preparing the Closing Statement and determining Closing Cash,

Closing Working Capital, Closing Indebtedness and Closing Transaction Expenses and the related adjustments contemplated by this Section 2.04 is to measure the amount of Closing Cash, Closing Working Capital, Closing Indebtedness and Closing Transaction Expenses in accordance with the terms of this Agreement and the Accounting Principles, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, judgments, classifications or estimation methodologies for the purpose of determining the Closing Cash, Closing Working Capital, Closing Transaction Expenses and Closing Indebtedness other than those set forth in the Accounting Principles. Following the delivery of the Closing Statement, the Purchaser shall provide the Seller and its Representatives with reasonable access (subject to the execution of customary document access letters) to the accounting books and records (including work papers) and other documents that were used in the preparation of, or otherwise reasonably relate to, the Closing Statement, to the extent reasonably requested to permit the Seller to review the Closing Statement and the Purchaser’s calculation of Closing Cash, Closing Working Capital, Closing Indebtedness, Closing Transaction Expenses and the Final Purchase Price as set forth therein.

(b) The Closing Statement shall become final and binding upon the parties on the forty-fifth (45th) day following receipt thereof by the Seller, unless the Seller gives written notice of its disagreement with the Closing Statement (a “Notice of Disagreement”) to the Purchaser prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted and include the Seller’s calculation of the Final Purchase Price. If a timely Notice of Disagreement is received by the Purchaser, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which the Purchaser and the Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.04. During the thirty (30) day period following the delivery of a Notice of Disagreement, the Purchaser and the Seller shall work in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement.

(c) At the end of the thirty (30) day period following delivery of the Notice of Disagreement, the Purchaser and the Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement. The parties shall instruct the Independent Expert to render its decision as to such disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than forty-five (45) days after the date of such submission. Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews, answer questions and otherwise cooperate with the Independent Expert as the Independent Expert may reasonably request in connection with its determination of such disputed items. In the event either party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to reasonable advance notice of, and to participate in, such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing. In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and whether or not such dispute item has been determined in accordance with the terms of this Agreement and the Accounting Principles and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement, as applicable. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to the accuracy of any representation or warranty in this Agreement or (C) any determination as to compliance by any party with any of its respective covenants in this Agreement (other than this Section 2.04). Any dispute not within the scope of the disputed items to be resolved by the Independent Expert pursuant to this Section 2.04 shall be resolved as otherwise provided in this Agreement.

(d) The final determination by the Independent Expert of the disputed items submitted to it pursuant to this Section 2.04 shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Purchase Price, (iii) include the Independent Expert’s determination of each disputed item submitted to it pursuant to this Section 2.04 and (iv) include a brief summary of the Independent Expert’s reasons for its determination regarding each such disputed item.

(e) The final determination of the disputed items by the Independent Expert shall be final and binding upon the parties (absent manifest error or Fraud) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Independent Expert incurred pursuant to this Section 2.04 shall be borne 50% by the Purchaser and 50% by the Seller.

(f) Following the Closing Statement becoming final and binding upon the parties pursuant to this Section 2.04, a payment (the “Final Purchase Price Adjustment”) shall be made by or on behalf of the applicable party in accordance with this Section 2.04 as an adjustment to the Purchase Price. The Final Purchase Price Adjustment shall be an amount equal to the Closing Purchase Price minus the Final Purchase Price and, (i) if the Final Purchase Price Adjustment is positive, an amount equal to the Final Purchase Price Adjustment shall be paid to the Purchaser (or one or more Affiliates designated by the Purchaser in such amounts designated by the Purchaser) by the Seller (or one or more Affiliates designated by the Seller in such amounts designated by the Seller) and (ii) if the Final Purchase Price Adjustment is negative, an amount equal to the absolute value of the Final Purchase Price Adjustment shall be paid to the Seller (or one or more Affiliates designated by the Seller) by the Purchaser (or one or more Affiliates designated by the Purchaser), subject to appropriate Tax withholding (pursuant to Section 2.05). Any payments pursuant to this Section 2.04 shall be made in U.S. Dollars by wire transfer of immediately available funds to an account or accounts designated by the receiving party within five (5) days after the Closing Statement becomes final and binding upon the parties.

SECTION 2.05. Withholding.

(a) Subject to clause (b), the Purchaser and its Affiliates (and following the Closing Date, the Transferred Entities) and the Seller and its Affiliates shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment made pursuant to this Agreement or the Local Transfer Agreement, any amounts required to be deducted and withheld under applicable Tax Law. The Purchaser shall use commercially reasonable efforts to provide the Seller with a written notice of its (or its Affiliates’) intention to deduct or withhold, other than with regard to any payment treated as compensation (for which no such notice shall be required), promptly after determining such deduction or withholding may be required, and the applicable parties shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement or the Local Transfer Agreement under applicable Tax Law. Subject to the following sentence, to the extent that amounts are so deducted, withheld and timely paid over to the relevant Tax Authority in accordance with this Section 2.05, such deducted and withheld amounts shall be treated for all purposes of this Agreement or the Local Transfer Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, if any Taxes are required by any jurisdiction to be deducted or withheld (other than the Taxes described in Section 2.05(b)) and such requirement to deduct or withhold arose or arises as a result of a Purchaser Entity or other payor having been organized under the laws of, or having a place of business in, a jurisdiction, in each case, that is not one of the jurisdictions set forth in Section 2.05(a) of the Disclosure Letter, such payment shall be increased as necessary so that after such deduction or withholding has been made, the recipient of such payment receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Prior to the Closing, the Seller shall provide the Purchaser with a notice describing in reasonable detail the Seller’s calculation of any income Taxes expected to be imposed under applicable Law of the PRC with respect to the sale of the Transferred Chinese Entity (“Estimated PRC Income Tax Notice”) for the Purchaser’s review and comment and shall consider in good faith any revisions to such Estimated PRC Income Tax Notice as are reasonably requested by the Purchaser. The Estimated PRC Income Tax Notice will be prepared in a manner consistent with the Allocation Schedule. The Purchaser shall be entitled to deduct and withhold from the Purchase Price an amount equal to the estimated income Taxes reflected in the Estimated PRC Income Tax Notice. Following the Closing, the Seller shall (i) file or cause to be filed any Tax Returns and other documentation required to be submitted to the relevant PRC Taxing Authority in connection with the sale of the Transferred Chinese Entity, (ii) pay to the relevant PRC Taxing Authority the amount of any income Taxes imposed under applicable Law of the PRC with respect to the sale of the Transferred Chinese Entity, as determined by the relevant PRC Taxing Authority and (iii) deliver to the Purchaser copies of (A) such Tax Returns and (B) the receipt evidencing the payment of such Taxes (“PRC Tax Receipt”). Within the later of (i) five (5) business days of receiving the PRC Tax Receipt or (ii) two (2) business days of the release and disbursement of the Escrow Amount (less the Escrow Agent Fees) to the Seller pursuant to Section 2.06, the Purchaser shall pay (or cause to be paid to) the Seller any amounts deducted or withheld pursuant to this Section 2.05(b). For the avoidance of doubt, this provision shall not apply with respect to any Transfer Taxes, which are governed by Section 7.09(a).

SECTION 2.06. Escrow Arrangement. At the Closing, the Purchaser shall pay or cause to be paid to the Escrow Agent, in immediately available funds by wire transfer, cash in U.S. Dollars in an amount (the “Escrow Amount”) equal to the (a) Closing Purchase Price, reduced for any amount deducted or withheld pursuant to Section 2.05(b), without duplication, plus (b) the Escrow Agent Fees, to hold in an account (the “Escrow Account”) in accordance with the terms of an escrow agreement (the “Escrow Agreement”) to be executed at the Closing by the Purchaser and the Seller. The Escrow Agreement (i) shall provide that the Escrow Agent shall release and disburse the Escrow Amount (less the Escrow Agent Fees) to the Seller upon the grant of the China Filing Approval as evidenced by either (A) the joint written instruction of the Seller and the Purchaser or (B) the final, non-appealable order of a Governmental Authority of competent jurisdiction and (ii) otherwise shall be in form and substance customary for transactions similar to those contemplated herein and reasonably acceptable to the Purchaser and the Seller. Upon the earlier of (x) 2 business days prior to the end of the applicable tax year for any party, Purchaser Entity, Selling Entity or Transferred Entity and (y) the 30th day after the Required China Filing has been submitted if, by such date, the China Filing Approval has not been granted, the parties (1) shall jointly instruct the Escrow Agent to return the Escrow Amount (less the Escrow Agent Fees) to the Purchaser and use reasonable best efforts to promptly cancel or reverse all actions taken to date in respect of the China Filing Approval pursuant to Section 7.01(g), and the Closing shall be deemed to have not yet occurred; provided for the avoidance of doubt this Agreement shall otherwise continue in full force and effect in accordance with its terms and conditions, including Section 7.01(g), and the parties shall continue to use their reasonable best efforts to consummate the Transactions in accordance with the terms and conditions hereof and (2) agree to cooperate to mitigate any Tax consequences of the Closing, including any deemed transfer of the Transferred Entities for Tax purposes and the return of the Escrow Amount (less the Escrow Agent Fees) to the Purchaser, including by taking the actions described in clause (1) of this sentence, before the end of all relevant tax years and treating the transaction as having been rescinded for Tax purposes where permitted under applicable Law. Prior to Closing, the Seller and the Purchaser shall in good faith, acting reasonably, select an Escrow Agent of national reputation and standing and negotiate a form of Escrow Agreement consistent with this Section 2.06.

ARTICLE III
Closing; Closing Deliveries

SECTION 3.01. Closing. The closing of the purchase and sale of the Transferred Interests (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019 on the fifth (5th) business day after all conditions to the obligations of the Purchaser and the Seller under Article VIII shall have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at such time), or at such other place and date as the parties may agree; provided, that the Closing shall not occur prior to the fifth (5th) business day after the completion of any Required Action. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 3.02. Effectiveness. For all economic, accounting and Tax purposes (in each case, to the extent permitted by applicable Law), the consummation of the transactions contemplated by this Agreement shall be deemed to take place on the Closing Date at 12:01 a.m., New York City time (such time, the “Effective Time”).

SECTION 3.03. Transactions to be Effected at the Closing.

(a) At the Closing, the Seller shall deliver or cause to be delivered by the Selling Entities to the Purchaser the following:

(i) with respect to the Transferred Interests of the Transferred U.S. Entity, stock certificate(s) representing such Transferred Interests accompanied by stock power(s) duly endorsed in blank;

(ii) a duly executed counterpart of the Local Transfer Agreement;

(iii) the certificates contemplated in Section 8.02;

(iv) a duly executed counterpart of the Transition Services Agreement;

(v) a duly executed counterpart of the Escrow Agreement;

(vi) evidence of the release of all Liens, other than Permitted Liens, on the Transferred Interests or any assets of any Transferred Entity pursuant to the Seller Credit Agreement or any guarantees, security or collateral agreements or instruments or similar arrangements related thereto, or that are incurred in accordance with Section 6.01 between the date hereof and the Closing, in each case in form and substance reasonably satisfactory to the Purchaser;

(vii) written resignations of each of the directors, managers and/or officers of each Transferred Entity (in each case, with such resignation automatically effective as of, and conditioned upon, the Closing);

(viii) to the extent obtained prior to Closing, the consent from MAN Truck & Bus SE with respect to the assignment of the Man Contract to the Transferred U.S. Entity in a form reasonably satisfactory to Purchaser;

(ix) with respect to the Transferred U.S. Entity, IRS Form 8023 (and any state forms) as required to effect the Section 338(h)(10) Election, completed and properly executed by the Seller; and

(x) (a) with respect to the sale of the Transferred U.S. Entity, (1) a current and valid IRS Form W-9 of the Selling Entity or (2) a duly executed certificate of non-foreign status of the Selling Entity selling such Transferred Entity in accordance with Section 1.1445-2(b)(2) of the U.S. Treasury Regulations and (b) with respect to the sale of the Transferred Chinese Entity, a duly executed certificate certifying that the assets of the Transferred Chinese Entity are not U.S. real property interests within the meaning of Section 897(c) of the Code and U.S. Treasury Regulations Section 1.897-1(c).

(b) At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller or the relevant designees the following:

(i) a duly executed counterpart of the Local Transfer Agreement;

(ii) the certificates contemplated in Section 8.03;

(iii) a duly executed counterpart of the Transition Services Agreement;

(iv) a duly executed counterpart of the Escrow Agreement; and

(v) with respect to the Transferred U.S. Entity, IRS Form 8023 (and any state forms) as required to effect the Section 338(h)(10) Election, completed and properly executed by the Purchaser.

(c) At the Closing, the Purchaser shall deliver or cause to be delivered to the Escrow Agent the Closing Purchase Price in accordance with Section 2.02 and Section 2.06.

SECTION 3.04. Allocation of Purchase Price.

(a) The Purchase Price shall be allocated among each of the Transferred Entities in accordance with Section 3.04 of the Disclosure Letter (such allocation, the “Allocation Schedule”). It is agreed by the parties that such Allocation Schedule was arrived at by arm’s length negotiation and in the judgment of the parties properly reflects the fair market value of such assets. The Allocation Schedule shall apply for all Tax purposes, and no party shall take, or cause or permit its respective subsidiaries to take, any position inconsistent with the Allocation Schedule on any Tax Return or in any Tax Action or in any communication (whether written or unwritten) with any Taxing Authority, except as otherwise required pursuant to a Final Determination.

(b) In the event of any change in the Purchase Price (as determined for U.S. federal income tax purposes) following the Closing Date (including by reason of any Purchase Price Adjustment pursuant to Section 2.04), the Purchase Price allocation shall be revised by the parties in a manner consistent with Section 3.04(a).

ARTICLE IV
Representations and Warranties of the Seller

The Seller represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that, except as set forth in the confidential disclosure letter delivered by the Seller to the Purchaser concurrently with or prior to the execution of this Agreement (the “Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent based on the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection):

SECTION 4.01. Organization; Standing. Each Selling Entity and Transferred Entity is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization, has all requisite power and authority necessary to carry on the Business as it is now being conducted and, in the case of each Transferred Entity, is in good standing (where such concept is recognized) under the laws of the jurisdiction of its organization.

(b) (i) Each Selling Entity is in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and (ii) each Selling Entity and Transferred Entity is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the conduct of the Business by it makes such licensing or qualification necessary, except in the case of each of clause (i) and (ii), where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect or (b) prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by each Selling Entity with its obligations under the Transaction Documents to which such Selling Entity is or will be a party.

SECTION 4.02. Authority; Noncontravention.

(a) Each Selling Entity has all necessary power and authority to execute and deliver the Transaction Documents to which such Selling Entity is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party, and the consummation by it of the Transactions, have been duly authorized by all necessary action on the part of such Selling Entity and no other corporate or similar action on the part of such Selling Entity is necessary to authorize the execution, delivery and performance by such Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party and the consummation by it of the Transactions. This Agreement has been, and each of the other Transaction Documents to which a Selling Entity is or will be a party has been or will be, as applicable, duly executed and delivered by each Selling Entity party thereto and, assuming the due authorization, execution and delivery hereof or thereof by the Purchaser or its applicable Affiliate, each Transaction Document constitutes (or upon the due authorization, execution and delivery hereof or thereof by the Purchaser or its applicable Affiliate will constitute) a legal, valid and binding obligation of each Selling Entity party thereto, enforceable against such Selling Entity in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery by each Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party, the consummation by such Selling Entity of the Transactions, nor the performance or compliance by such Selling Entity with the applicable terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of such Selling Entity or any of the Transferred Entities or (ii) assuming that the Consents referred to in Section 4.03 are obtained prior to the Closing and the filings referred to in Sections 4.03(a) and (b) are made and any waiting periods thereunder have terminated or expired prior to the Closing, (A) violate any Law applicable to such Selling Entity or any of the Transferred Entities, (B) violate any Judgment applicable to such Selling Entity or any of the Transferred Entities, (C) violate or constitute a default under any Material Business Contract or give rise to a right of termination, cancelation or acceleration or loss of a material benefit under any Material Business Contract or (D) result in the creation of any Lien (other than a Permitted Lien) on any of the Transferred Interests or assets of the Transferred Entities, except, in the case of the foregoing clause (ii), as would not, individually or in the aggregate, reasonably be expected to (I) be material to the Business and the Transferred Entities, taken as a whole, or (II) prevent or materially delay, interfere with, hinder or impair (1) the consummation of any of the Transactions on a timely basis or (2) the compliance by each Selling Entity with its obligations under the Transaction Documents to which such Selling Entity is or will be a party.

SECTION 4.03. Governmental Approvals. Except for filings required under, and compliance with other applicable requirements of, (a) the HSR Act and (b) the other Antitrust Laws set forth in Section 4.03 of the Disclosure Letter (the “Other Required Antitrust Laws”), no Consent of any Governmental Authority is necessary for the execution and delivery by each Selling Entity of the Transaction Documents to which such Selling Entity is or will be a party, the performance by such Selling Entity of its obligations hereunder or thereunder and the consummation by such Selling Entity of the applicable Transactions, other than such other Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected (A) to be material to the Business and the Transferred Entities, taken as a whole or (B) prevent or materially delay, interfere with, hinder or impair (I) the consummation of any of the Transactions on a timely basis or (II) the compliance by each Selling Entity with its obligations under the Transaction Documents to which such Selling Entity is or will be a party.

SECTION 4.04. Capitalization; Title to Transferred Interests.

(a) Section 4.04(a) of the Disclosure Letter sets forth, as of the date of this Agreement for each Transferred Entity, the number of authorized, issued and outstanding equity interests in such Transferred Entity, the record and beneficial owners thereof and the jurisdiction of organization of such Transferred Entity and, in the case of the Transferred Chinese Entity, the registered capital and actual paid in capital. The Transferred Interests have been duly authorized and validly issued and are fully paid and non-assessable. As of the date of this Agreement, there are no outstanding warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts that have been entered into or issued by the Seller or any of its Affiliates with respect to any Transferred Entity pursuant to which the Transferred Entities are or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock, limited liability company interests or other securities or other equity interests of the Transferred Entities, or any security convertible or exercisable or exchangeable therefor, and no equity securities or other equity interests of the Transferred Entities are reserved for issuance for any purpose. There are no equity holder agreements, voting trusts or proxies or other Contracts in effect with respect to the voting of the Transferred Interests. None of the issued and outstanding Transferred Interests was issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights.

(b) Each Selling Entity has good and valid title to the Transferred Interests purported to be owned by such Selling Entity and, upon consummation of the Transactions, assuming the Purchaser has the requisite power and authority to be the lawful owner of such Transferred Interests, good and valid title to such Transferred Interests shall pass to the Purchaser, free and clear of all Liens (other than transfer restrictions under applicable securities Laws or under the organizational documents of such Transferred Entity or those resulting from actions taken by the Purchaser or any of its Affiliates).

(c) Except as set forth in Section 4.04(a) of the Disclosure Letter, as of the date of this Agreement, the Transferred Entities do not own, directly or indirectly, any equity interests in any other Person.

SECTION 4.05. Title to Tangible Property.

(a) (i) A Transferred Entity has in all material respects good and valid title to the material tangible assets reflected on the Balance Sheet free and clear of any Liens (other than Permitted Liens), other than assets or properties used, disposed of or sold in the ordinary course of business since the Balance Sheet Date, and (ii) Kollmorgen has in all material respects good and valid title to the material Transferred Czech Assets free and clear of any Liens (other than Permitted Liens).

(b) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, all tangible assets of the Transferred Entities and the Transferred Czech Assets (other than Real Property, which is the subject of Section 4.16) (i) have been maintained in accordance with the ordinary course policies, procedures and standards of the Business, and are not the subject of any deferred maintenance or deferred capital expenditures, (ii) are in good operating condition and repair, ordinary course wear and tear excepted and (iii) are suitable for the uses for which intended, and none of such tangible assets in need of maintenance or repairs except for ordinary, routine maintenance and repairs.

SECTION 4.06. Sufficiency of Assets and Employees. Except (a) for general corporate and administrative services, including human resources, corporate-wide IT services, legal services, contracting and supply chain management services, finance and treasury services and marketing provided by any member of the Seller Group to the Business, (b) for services and other rights that are to be made available pursuant to the Transition Services Agreement and (c) for assets disposed of after the date of this Agreement in accordance with Section 6.01(b)(iii), the assets of the Transferred Entities and the Transferred Czech Assets constitute, in all material respects, all of the assets of the Seller Group that are used in the conduct of the Business as currently conducted as of the date of this Agreement. Except to the extent relating to the services described in clauses (a) and (b) above and except for the Transferred Czech Assets, no member of the Seller Group nor any of their Affiliates other than the Transferred Entities holds any material assets that are primarily used in connection with the Business.

SECTION 4.07. Financial Statements; Undisclosed Liabilities.

(a) Section 4.07(a) of the Disclosure Letter sets forth true and correct copies of the Financial Statements. The Financial Statements have been derived from the Records of the Transferred Entities and prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Business as of the dates thereof and the results of operations of the Business for the periods shown therein, except (i) that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis, including (without limitation) allocations or adjustments related to healthcare charges and stock compensation, (ii) as relates to

Taxes and (iii) that the Financial Statements (A) do not include statements of shareholders’ equity or cash flows and (B) have not been reviewed or audited by the Seller’s independent financial accountants and may lack footnotes and other presentation items required by GAAP.

(b) There are no Liabilities of the Transferred Entities of any nature (whether accrued, absolute, contingent or otherwise), that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except Liabilities (i) reflected or reserved against in the Financial Statements, (ii) incurred since December 31, 2021 (the “Balance Sheet Date”) in the ordinary course of business, (iii) that will be reflected in Closing Working Capital or Closing Indebtedness or (iv) as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as a whole.

(c) The system of internal controls over financial reporting of the Seller (as it relates to the Transferred Entities and the Business), taken as a whole, is designed to provide reasonable assurance that transactions are recorded in all material respects as necessary to permit preparation of financial statements in accordance with GAAP.

SECTION 4.08. Absence of Certain Changes.

(a) Except for the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, (i) since the Balance Sheet Date through the date of this Agreement, the Business has been conducted in all material respects in the ordinary course of business and (ii) since the Balance Sheet Date there has not been any Material Adverse Effect or any event, change or occurrence that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth in Section 4.08 of the Disclosure Letter, since the Balance Sheet Date none of the Selling Entities nor the Transferred Entities has taken, or caused to be taken, any action that would have violated or breached clauses (i), (iii), (v), (vi), (ix), (xii), (xiii) or (xix) of Section 6.01(b) if such action had been taken after the date of this Agreement but prior to the Closing.

SECTION 4.09. Legal Proceedings. There is no, and since January 1, 2019, there has not been any (A) pending (to the extent served) proceeding, suit, arbitration, hearing, audit, demand, complaint, summons, charge, examination, or action (an “Action”) by or before any Governmental Authority against any Transferred Entity for which the amount of damages is reasonably expected to be in excess of $100,000, (B) to the Knowledge of the Seller, (x) material threatened Action or (y) material pending or threatened investigation by any Governmental Authority against any Transferred Entity or (C) material order, award, judgment, injunction, ruling, stipulation, writ or decree of any Governmental Authority (a “Judgment”) applicable to any Transferred Entity.

SECTION 4.10. Compliance with Laws; Permits.

(a) Each Transferred Entity is, and has been since January 1, 2019, in compliance in all material respects with all state, provincial, local, municipal, foreign, domestic, national, supranational, international, multinational, federal or other administrative laws, statutes, ordinances, codes, executive orders, principles of common law, treaties, rules, regulations, published interpretation or other similar requirements enacted, adopted or promulgated by a Governmental Authority that is binding upon such Person as amended or modified from time to time (“Laws”) or Judgments, applicable to the Transferred Entities or the Business.

(b) None of the Transferred Entities, nor any director, officer or employee or, to the Knowledge of the Seller, agent or Representative acting on behalf of the Transferred Entities, (i) is a Sanctioned Person, or (ii) have, directly or indirectly, since January 1, 2019, engaged in any material dealings or transactions with any Sanctioned Person or Sanctioned Country, or otherwise violated in any material respect Sanctions.

(c) Since January 1, 2019, the Transferred Entities have in all material respects conducted operations in accordance with any applicable customs, import, export control, and anti-boycott Laws (“Trade Control Laws”) of the United States and any other applicable jurisdiction.

(d) The Transferred Entities maintain policies and procedures reasonably designed to ensure compliance in all material respects with Sanctions and applicable Trade Control Laws.

(e) In the past three (3) years, neither the Transferred Entities nor the Seller has received written notice of any actual or alleged violation of Sanctions or Trade Control Laws by the Transferred Entities.

(f) The licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) held by the Transferred Entities constitute all Permits necessary for the conduct of the Business in all material respects as currently conducted as of the date of this Agreement in accordance with applicable Law. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as a whole, each of the Transferred Entities has fulfilled and performed its obligations under each of its Permits. No written notice of cancellation or default concerning any material Permit of a Transferred Entity has been received by the Selling Entities or the Transferred Entities and, to the Knowledge of the Seller, no investigation by any Governmental Authority regarding a potential or actual default under or a violation of any such Permit is currently pending or threatened.

(g) Each Transferred Entity, and each of their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Seller, each of their respective other agents and Representatives acting on their behalf, is, and has been since January 1, 2017, in compliance in all material respects with (i) the U.S. Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder (the “FCPA”) and (ii) the provisions of applicable anti-bribery, anti-corruption, anti-money laundering, sanctions Laws and Trade Control Laws of each jurisdiction in which the Business operates or has operated, in the case of clauses (i) and (ii), to the extent applicable to such Transferred Entity and its directors, officers, employees, agents and Representatives in their respective conduct of the Business. The Seller Group has instituted and maintains policies and procedures reasonably designed to ensure compliance in all material respects by the Business with the FCPA and other anti-bribery, anti-corruption, anti-money laundering, sanctions Laws and Trade Control Laws in each jurisdiction in which the Transferred Entities operate. None of the Transferred Entities nor any of their respective direct shareholders, directors, officers, employees, nor, to the Knowledge of the Seller, agents or Representatives acting on their behalf has been or is designated on the list of Specifically Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control. To the Knowledge of the Seller, no Governmental Authority is investigating or has since January 1, 2019 conducted, initiated or threatened any investigation of Transferred Entities or any of their respective directors, officers, employees, agents or Representatives, for any alleged material violation of the FCPA or other anti-bribery, anti-corruption, anti-money laundering Laws, sanctions Laws or Trade Control Laws in connection with activities relating to the Business.

SECTION 4.11. Tax Matters.

(a) All income and other material Tax Returns required to be filed by or with respect to a Transferred Entity have been timely filed, all such Tax Returns are correct and complete in all material respects.

(b) All income and other material amounts of Taxes required to have been paid by or on behalf of a Transferred Entity (whether or not shown on any Tax Return) have been timely paid.

(c) All material amounts of Taxes required to be withheld or collected by a Transferred Entity have been withheld and collected and timely paid to the appropriate Governmental Authority.

(d) There is no Tax Action with respect to a material amount of Taxes pending or ongoing or proposed or threatened in writing against a Transferred Entity.

(e) All deficiencies asserted or assessments made as a result of any examination of the Tax Returns filed by or on behalf of the Transferred Entities have been paid in full or otherwise finally resolved.

(f) No Transferred Entity has entered into an agreement waiving or extending any statute of limitations relating to Taxes, and no written request for such a waiver is outstanding (in each case, other than any automatic extensions requested or granted in the ordinary course of business).

(g) There are no Tax rulings, requests for rulings, or closing agreements relating to Taxes for which any Transferred Entity may be liable that could affect such Transferred Entity’s liability for a Taxes for any taxable period ending after the Closing Date.

(h) Any powers of attorney granted by a Transferred Entity prior to the Closing relating to Taxes will terminate and be of no effect following the Closing.

(i) No Transferred Entity is or, during the three (3) years prior to the date of this Agreement, has been a member of any affiliated, consolidated, combined or unitary group for U.S. Federal, state or non-U.S. income Tax purposes, other than any such group consisting solely of Transferred Entities or a Seller Consolidated Group.

(j) No Transferred Entity has any liability for a material amount of Taxes of another Person under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), under any agreement or arrangement, as a transferee or successor, or by contract or otherwise (in each case other than pursuant to any contract entered into in the ordinary course of business, the primary purpose of which is not the allocation or payment of Taxes).

(k) No written claim has been made by a Governmental Authority in a jurisdiction where a Transferred Entity does not file a Tax Return that the Transferred Entity is or may be subject to taxation by such jurisdiction.

(l) No Transferred Entity is party to or bound by any Tax allocation or indemnification agreement (other than (x) agreements entered into in the ordinary course of business the principal purpose of which is not the allocation or indemnification of Taxes, and (y) agreements with members of a Seller Consolidated Group that will be terminated in accordance with Section 7.09(h)).

(m) No Transferred Entity has been a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code in the preceding three (3) years.

(n) No Transferred Entity has participated in any “listed transaction” as defined in U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any other transaction requiring disclosure under a similar provision of state, local or non-U.S. law) and, with respect to each transaction in which any Transferred Entity has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or non-U.S. law.

(o) To the Knowledge of Seller Group, no Transferred Entity organized under the laws of a country other than the United States (i) has any material item of income which could constitute subpart F income within the meaning of Section 952 of the Code, (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (iii) is, or has ever been, a “personal holding company” within the meaning of Section 542 of the Code, (iv) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code, (v) has election under Section 897(i) of the Code to be treated as a domestic corporation or (vi) is a “controlled foreign corporation” within the meaning of Section 957 of the Code owned directly or indirectly in accordance with Section 958(a) of the Code by any “United States shareholder” within the meaning of Section 951(b) of the Code.

(p) The Transferred Entities have complied in all material respects with the intercompany transfer pricing provisions of Section 482 of the Code (and any analogous provision of any law relating to Taxes), including, but not limited to, the contemporaneous documentation and disclosure requirements thereunder. All transactions between the Transferred Entities and any current or past Affiliate have been on arm's length terms for purposes of the relevant transfer pricing laws. All related documentation required by such laws has been prepared or obtained and, if necessary, retained.

(q) There are no Liens (other than Permitted Liens) for Taxes upon the Transferred Interests or the Transferred Czech Assets.

(r) No Transferred Entity will be required to remit withholding or other Taxes to any state as a result of the Section 338(h)(10) Election.

(s) The Transferred Chinese Entity has qualified as a “High and New Technology Enterprise” (“HNTE”) under applicable Law for the 2019 through 2021 tax years, and the Transferred Chinese Entity held a valid HNTE certificate with respect to such years. All the relief and/or benefit for HNTE has been claimed by the Transferred Chinese Entity in compliance with the applicable Law; and can be supported by sufficient documentation required under the applicable law. All the Tax relief and/or benefit enjoyed by the Transferred Chinese Entity for the 2019 through 2021 tax years will not be subject to reduction, revocation, cancellation or any other changes (including retroactive changes) in the future.

SECTION 4.12. Employee Benefits.

(a) Section 4.12(a) of the Disclosure Letter lists, as of the date of this Agreement, each material Benefit Plan and separately identifies whether such Benefit Plan is a Business Benefit Plan and/or an Assumed Benefit Plan. The Selling Entities have delivered or made available to the Purchaser the following with respect to each Benefit Plan listed in Section 4.12(a) of the Disclosure Letter, if applicable: (i) a copy of the applicable Benefit Plan (or, in the case of any such Benefit Plan that is unwritten, a description of the material terms thereof) and any amendments thereto, (ii) the most recent annual report on Form 5500 filed with respect to each such Benefit Plan, (iii) the most recent summary plan description for each such Benefit Plan and any summaries of material modification thereto, (iv) the most recent IRS determination or opinion letter and (v) the most recent actuarial valuation report for each such Benefit Plan.

(b) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or is the subject of an opinion letter, from the IRS and nothing has occurred that could reasonably be expected to cause such Benefit Plan to cease to be qualified under Section 401(a) of the Code.

(c) Each Assumed Benefit Plan and, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to a Transferred Entity, each other Benefit Plan and any related trust or funding vehicle, has been operated in all material respects in accordance with its terms and with all applicable Laws including ERISA and the Code.

(d) There are no pending Actions that have been instituted or, to the Knowledge of Seller Group, asserted against any Assumed Benefit Plan, the assets of any trust under such plan or the plan sponsors, the plan administrator or any fiduciary of any such plan (other than routine benefit claims) that could result in the imposition of any material Liability on the Purchaser and there are no investigations or audits by any Governmental Authority of any such Assumed Benefit Plan, any trust under such plan or the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or, to the Knowledge of Seller Group, threatened.

(e) With respect to each Assumed Benefit Plan, the Transferred Entities have made all required material contributions, premiums or payments required to be made on or before their due dates (including permissible extensions).

(f) Except as set forth on Section 4.12(f) of the Disclosure Letter, no Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4917 of the Code. None of the Benefit Plans is a Multiemployer Plan, and no member of the Seller Group is obligated to contribute to a Multiemployer Plan on behalf of any Business Employee or Former Employee. With respect to each Transferred Entity, or any Person or entity that would be treated as a single employer with any Transferred Entity, for purposes of Section 414(b), (c), (m) or (o) of the Code, there does not exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would result in any material Liability, at or after the Closing, to the Purchaser or any entity that, together with the Purchaser, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code. No circumstances exist that could give rise to a complete, partial or mass withdrawal from a Multiemployer Plan and no member of the Seller Group, including each Transferred Entity has received notice that a Multiemployer Plan is assessing any withdrawal liability that could result in any liability to a Transferred Entity, whether such liability is contingent or otherwise. None of the Transferred Entities has been required to post any security under ERISA or Section 401(a)(29) of the Code with respect to any Assumed Benefit Plan, and no fact or event exists that would reasonably be expected to give rise to any such requirement.

(g) Except as set forth on Section 4.12(g) of the Disclosure Letter, neither the execution and delivery of this Agreement or the consummation of the Transactions will (alone or in combination with any other event) result in a material increase in the amount of compensation or benefits or the acceleration of the vesting or timing of payment of any material compensation or benefits payable to or in respect of any Business Employee, or result in the material breach or violation of or default under, or limit any right to amend, modify or terminate any Business Benefit Plan.

SECTION 4.13. Employment Matters.

(a) The Selling Entities have provided a true and correct list, as of the date hereof, of all Business Employees and Business Service Providers, describing for each, if applicable: (i) employee ID number (with names to be provided prior to Closing in accordance with Section 7.16 and applicable Law), (ii) current position or job title, (iii) classification as an employee, independent contractor, or consultant, (iv) whether classified as exempt or non-exempt for wage and hour purposes, (v) annual base salary or wage rate, target bonus, commission and/or incentive compensation opportunity, (vi) date of hire or service inception, (vii) business location (city, state, country), (viii) name of employer, (ix) active or inactive status (and, if inactive, the type of leave and anticipated return to work date) and (x) visa status, if applicable.

(b) Section 4.13(b) of the Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of all Collective Bargaining Agreements. Within the past three (3) years, except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to a Transferred Entity, (i) no demand for recognition as the exclusive bargaining representative of any Business Employee has been made by or on behalf of any labor or similar organization; (ii) there has been and is no pending or, to the Knowledge of the Seller, threatened, strike, picketing of any nature, labor dispute, lockout, slowdown or work stoppage by or with respect to the Business Employees; and (iii) there have been and are no organizational campaigns in progress with respect to any of the Business Employees.

(c) Except as would not reasonably be expected, individually or in the aggregate, to result in material Liability to a Transferred Entity, each Transferred Entity is in compliance with all applicable Laws pertaining to employment, employment practices and labor, including, but not limited to, all such Laws relating to requirement for written employment agreements, labor relations, equal employment opportunities, fair employment practices, state and federal WARN Acts, prohibited discrimination or distinction, consultation and/or information, termination and severance pay, retaliation, wages, hours, social insurance and housing fund payment, dispatch labor, compensation, employee classification (either as exempt or non-exempt, or as a contractor versus employee), fringe benefits, affirmative action, immigration, safety and health and workers’ compensation.

(d) Except as set forth on Section 4.13(d) of the Disclosure Letter, (i) the Transferred Entities are not delinquent in any material payments to any Business Employees for any wages or compensation due with respect to any services performed for the Sellers or its Affiliates prior to the date of this Agreement; (ii) as of the date of this Agreement, there are no currently pending, and have not been during the past three (3) years, any material actions, suits, claims, charges, complaints, grievances, arbitrations, investigations or other legal proceedings against the Transferred Entities, or to the Seller Groups’ Knowledge, threatened to be brought or filed, by or with any Person or any Governmental Authority or arbitrator in connection with the employment or engagement of any Business Employee, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage or hours violations, unpaid wages, misclassification, unpaid commissions, wrongful termination or any other employment related matter arising under applicable Laws; (iii) as of the date of this Agreement, none of the employment policies or practices of the Transferred Entities are currently being audited or investigated, or have been audited or investigated during the past three (3) years, or to the Knowledge of the Seller, subject to audit or investigation by any Governmental Authority; (iv) as of the date of this Agreement, the Transferred Entities are not, and during the last three (3) years have not been, subject to any material order, decree, injunction or judgment by any Governmental Authority in respect of any labor or employment matters; and (v) the Transferred Entities are, and have been during the past three (3) years, in compliance in all material respects with the requirements of the Immigration Reform Control Act of 1986.

(e) Except as set forth in Section 4.13(e) of the Disclosure Letter, the Transferred Entities have not, as of the date of this Agreement and during the last three (3) years, experienced a “plant closing,” “business closing,” or “mass layoff” as defined in the WARN Act or any similar state, local or foreign Law affecting any site of employment of the Business Employees or one or more facilities or operating units within any site of employment or facility of the Transferred Entities or their Affiliates.

(f) Except as set forth in Section 4.13(f) of the Disclosure Letter, to the Knowledge of the Seller, during the past three (3) years, (i) no allegations of sexual harassment, sexual discrimination or sexual misconduct have been made against any Business Employee who is an officer or a director of the Transferred Entities with the title of Vice President or Director or higher, and (ii) the Transferred Entities have not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment, sexual discrimination or sexual misconduct by any such Business Employee.

SECTION 4.14. Environmental Matters. Except as set forth in Section 4.14 of the Disclosure Letter, (a) each Transferred Entity is, and has been since January 1, 2019, in compliance in all material respects with all applicable Environmental Laws, (b) no Transferred Entity has received any written notice, claim, demand, citation or request for information alleging a material violation of or material liability under any Environmental Law or relating to the release of or exposure to Hazardous Materials, except for matters that have been fully resolved with no ongoing obligations or liabilities, (c) each Transferred Entity possesses, or has timely applied for, and is, and since January 1, 2019 has been, in compliance in all material respects with any Environmental Permit, such Environmental Permits are in full force and effect, and there is no material Action or investigation pending (to the extent Seller has been notified), or to the Knowledge of the Seller, threatened, nor to the Knowledge of Seller is there any investigation under or pursuant to Environmental Law pending or threatened, that seeks the revocation, cancellation, suspension or adverse modification thereof, (d) there is no material Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Seller, threatened in writing, nor to the Knowledge of Seller is there any investigation under or pursuant to Environmental Law pending or threatened, against any such Transferred Entity, (e) as of the date of this Agreement, (i) no Transferred Entity has any material outstanding obligation under Environmental Law to conduct any investigation, remediation, response or monitoring activities (“Remedial Activities”) at any Real Property or any other location as the result of any Release of Hazardous Materials and (ii) there has been no Release of, or exposure to, any Hazardous Materials (y) first occurring since January 1, 2019 or, to the Knowledge of Seller, prior to that date on, at, under or from any Real Property or (z) to the Knowledge of the Seller, at any property formerly owned, leased or operated by any Transferred Entity or at any other location, in each of cases (y) and (z), in a manner that could reasonably be expected to give rise to any material obligation to conduct Remedial Activities of or result in any material Liability on the part of any Transferred Entity under Environmental Laws, (f) no Transferred Entity has become subject to any Judgment imposed by any Governmental Authority under which there is any material outstanding or unresolved liability or obligation under Environmental Law on the part of the Transferred Entity, (g) no Transferred Entity has any contractual obligation to indemnify against any material liability of any other Person under any Environmental Laws as to which such entity has received a written claim seeking indemnification for such liability, other than claims that have been fully resolved, and (h) the Seller has made available to the Purchaser true, complete and accurate copies of all material environmental site assessments, environmental remedial reports and environmental compliance audits completed, and all material notices of violation, Judgments, orders, consent decrees, consent agreements and settlement agreements received or entered, since January 1, 2019 or, to the Knowledge of the Seller, prior to that time, in each case in its possession, custody or control that relate to the Business, the Real Property or any property formerly owned, leased or operated by any Transferred Entity. The Celtics SDA is in full force and effect and binding on the parties thereto. The Seller has made available to the Purchaser true and complete copies (including all amendments and modifications thereto) of (i) the Celtics SDA (excluding, for the avoidance of doubt, any schedules or exhibits attached thereto), (ii) Schedule 1.6(b)(vi)(5)(a)(2) and Schedule 1.6(b)(vi)(5)(b) of the Celtics SDA and (iii) the Separation Plan (as defined in the Celtics SDA).

SECTION 4.15. Intellectual Property.

(a) Section 4.15(a) of the Disclosure Letter sets forth a complete and accurate list of all patents, pending patent applications, utility model registrations, registered trademarks, trademark applications, registered copyrights and domain name registrations included in the Transferred Intellectual Property (the “Registered Intellectual Property”) including, in each case where applicable, the title or description, country of filing, owner of record, filing, application, or serial number, date of filing, registration or patent number, and date of registration or issuance, and any other Person that has an ownership interest in any item of Registered Intellectual Property and the nature of such ownership interest. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, all of the Registered Intellectual Property is subsisting, and to the Knowledge of the Seller, valid and enforceable and, to the Knowledge of the Seller, there is no reasonable basis for a claim that any Transferred Intellectual Property is invalid or unenforceable.

(b) Except as set forth in Section 4.15(b)(i) of the Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, there are no items of Transferred Intellectual Property that are material to the Business that are not Registered Intellectual Property. Except as set forth in Section 4.15(b)(ii) of the Disclosure Letter, no Person that is not a Transferred Entity has alleged in writing that it has or purports to have an ownership interest of any nature (whether exclusively, nonexclusively, jointly with another Person or otherwise) in any Registered Intellectual Property.

(c) Section 4.15(c) of the Disclosure Letter contains a complete and accurate list of each Contract pursuant to which any Transferred Entity is obligated to pay any material royalties or commissions to any other Person upon or for the use of any Company IP.

(d) Each Transferred Entity in all material respects owns or has sufficient rights to use all material Intellectual Property used in or otherwise necessary for the operation of the Business (such Intellectual Property, the “Company IP”). Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, no member of the Seller Group other than the Transferred Entities owns any right, title, or interest in any Intellectual Property used in or otherwise necessary for the operation of the Business except as provided to the Business under the Transition Services Agreement. Each Company Service Provider who is or, since January 1, 2019 was, involved in the creation or development of any Company Product or any Transferred Intellectual Property for or on behalf of any Transferred Entity has signed a written agreement containing an assignment to such Transferred Entity of all Transferred Intellectual Property created or developed by such Company Service Provider in the course of that Company Service Provider’s work for such Transferred Entity without further payment being owed to such Company Service Provider and without any restrictions or obligations on such Transferred Entity’s ownership and use of such Transferred Intellectual Property.

(e) No Actions are pending or, to the Knowledge of the Seller, threatened in writing and since January 1, 2019, no Transferred Entity has received any written notice or claim, in each case, (i) challenging in any material respect the ownership, validity, enforceability or use by any Transferred Entity of any material Transferred Intellectual Property except as received in the ordinary course in connection with the prosecution of applications included in the Registered Intellectual Property, or (ii) alleging that any Transferred Entity is infringing, misappropriating or otherwise violating in any material respect the Intellectual Property rights of any Person in connection with the conduct of the Business. To the Knowledge of the Seller, since January 1, 2019 there have been no written notices or claims described in the preceding sentence against any Person who is entitled to be indemnified, defended, held harmless or reimbursed by any Transferred Entity with respect to any such claim.

(f) To the Knowledge of the Seller, (i) no Person is infringing, misappropriating, or otherwise violating, or has, since January 1, 2019, infringed, misappropriated or otherwise violated in any material respect, any material Transferred Intellectual Property and (ii) none of the Transferred Entities, the operation of the Business, or the use of the Company Products as intended by the Transferred Entities is infringing, misappropriating, or otherwise violating, or has, since January 1, 2019, violated, misappropriated or infringed in any material respect the Intellectual Property rights of any other Person. There are no, and, since January 1, 2019, there have been no, pending or, to the Knowledge of the Seller, threatened claims by any of the Transferred Entities against any other Person alleging infringement, misappropriation, or other violation of material Intellectual Property rights.

(g) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, each Transferred Entity has taken commercially reasonable measures to (i) protect the confidentiality of trade secrets and other confidential information that are Transferred Intellectual Property and (ii) prevent the unauthorized disclosure of any such trade secrets and other confidential information. To the Knowledge of the Seller, there has been no unauthorized access to, use of, or disclosure of any such trade secrets by any Person since January 1, 2019.

(h) Since January 1, 2019, no funding, facilities or personnel of any Governmental Authority or any university or educational institution were used to develop or create any Transferred Intellectual Property, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution obtaining sole or joint ownership rights or any license rights to such Transferred Intellectual Property.

(i) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, no act by the Seller or the Transferred Entities in connection with the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor any act by the Seller or the Transferred Entities in connection with the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien (other than a Permitted Lien) on, any Transferred Intellectual Property or any Company Product; (ii) a breach of or default under, or right to terminate or suspend performance of, any Contract involving Company IP; (iii) the release, disclosure or delivery of any Transferred Intellectual Property or Company Product by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Transferred Intellectual Property; or (v)

a reduction of any royalties, revenue sharing, or other payments any Transferred Entity would otherwise be entitled to with respect to any Transferred Intellectual Property.

(j) To the Knowledge of the Seller, none of the Company Software contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(k) No Transferred Entity has any obligation (whether present, contingent or otherwise) to deliver, license or make available, or has delivered, licensed, or made available, the source code for any Company Software to any escrow agent or other Person who is not a current or former employee, contractor or consultant of the Transferred Entities under a duty of confidentiality with respect to such source code.

(l) No Company Software owned by the Transferred Entities uses Open Source Code in a manner that imposes a requirement that any Person be granted a license or covenant not to sue under any patent in any Transferred Intellectual Property or that any Company Software or part thereof: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making modifications or derivative works; or (iii) be redistributable at no charge. Each Transferred Entity’s use, distribution, licensing, and sale of Company Software does not, to the Knowledge of the Seller, violate in any material respect any license terms of any Open Source Code used by such Transferred Entity in such Company Software, except in each case as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole.

(m) Each Transferred Entity has taken commercially reasonable steps to maintain and protect the integrity and operation of the IT Systems. There has been no actual or alleged material security breach or material unauthorized access to or use of any of the IT Systems by any other Person. All IT Systems have been properly maintained in all material respects by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry. The IT Systems are in all material respects in good working condition to effectively perform all information technology operations necessary to conduct the Business. No Transferred Entity has experienced since January 1, 2019 any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the IT Systems except as has been remedied in all material respects. The Transferred Entities have established an Information Security Program that is appropriately implemented and maintained, and to the Knowledge of the Seller, there have been no material violations of the Information Security Program. The Transferred Entities have assessed and tested the Information Security Program on a periodic basis; remediated all critical risks and vulnerabilities; and the Information Security Program has proven sufficient and compliant with Information Security and Privacy Laws in all material respects. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, the IT Systems currently used by the Transferred Entities are in good working condition, do not contain any Malicious Code or defect, and operate and perform as necessary to conduct the Business. All Company Data will continue to be available for Processing by the Transferred Entities following the Closing on substantially the same terms and conditions as existed immediately before the Closing. Each Transferred Entity and, to the Knowledge of the Seller, each Data Processor, has not suffered a Security Incident, has not been required to notify any Person or Governmental Authority of any Security Incident, and has not been adversely affected by any Malicious Code, ransomware or malware attacks, or denial-of-service attacks on any IT Systems, in each case except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole. Since January 1, 2019, neither the Transferred Entities nor any third party acting at the direction or authorization of the Transferred Entities has paid any perpetrator of any actual or threatened Security Incident or cyber-attack, including, but not limited to a ransomware attack or a denial-of-service attack.

(n) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, each Transferred Entity (and to the Knowledge of the Seller, each Data Processor) has, at all times since January 1, 2019, conducted the Business in compliance with all applicable Information Security and Privacy Laws, and neither the execution, delivery or performance of this Agreement nor any of the other agreements contemplated by this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements violate any Information Security and Privacy Laws or Company Privacy Policies. Where any Transferred Entity uses a Data Processor to Process Personal Data, the Data Processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, and security measures, and has agreed to comply with those obligations in a manner sufficient for the Transferred Entities’ compliance in all material respects with Information Security and Privacy Laws.

(o) No Action by any Governmental Authority or Person has been asserted or, to the Knowledge of the Seller, threatened in writing, nor, to the Knowledge of Seller has any investigation by any Governmental Authority been asserted or threatened in writing, in each case against any Transferred Entity alleging a violation in any material respect of any Information Security and Privacy Law by any of them in connection with their conduct of the Business. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Business and the Transferred Entities, taken as whole, the Transferred Entities are not in breach or default of any Contracts relating to the IT Systems or to Company Data and do not transfer Personal Data internationally except where such transfers comply with Information Security and Privacy Laws and Company Privacy Policies.

SECTION 4.16. Real Property.

(a) Section 4.16(a)(i) of the Disclosure Letter is a true, correct and complete list of each real property owned by each Transferred Entity, including any buildings, improvements and fixtures thereon (collectively, the “Owned Real Property”) including the street address and the Transferred Entity which is the owner thereof. Section 4.16(a)(ii) of the Disclosure Letter is a true, correct and complete list of each real property leased, subleased, licensed or occupied by each Transferred Entity (collectively, the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”) and each lease, sublease, license and occupancy agreement demising such Leased Real Property and any amendments, modifications or guarantees thereto

(collectively, the “Real Property Leases”). A true, correct and complete copy of each Real Property Lease has been made available to the Purchaser.

(b) Except as set forth on Section 4.16(b) of the Disclosure Letter, (i) a Transferred Entity has in all material respects good and valid, insurable fee simple title (or the respective foreign analogous interest) to each Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) there are no leases, subleases, licenses or other agreements granting to any Person the right to use or occupy any material portion of any Real Property except the Real Property Leases and (iii) the use of any Real Property is not presently impaired by any Permitted Lien in a manner that impacts in any material respect the conduct of the Business consistent with past practice.

(c) With respect to each Real Property Lease, (i) a Transferred Entity has in all material respects a valid leasehold, subleasehold or licensee interest or occupancy right (or the respective foreign analogous interest) in the Leased Real Property, free and clear of all Liens (other than Permitted Liens) and, (ii) except as would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Entities and the Business, taken as a whole, (A) each Real Property Lease is in full force and effect, (B) neither the relevant Transferred Entity, nor, to the Knowledge of the Seller, the landlord, sublandlord or licensor (or the analogous counterparty) under such Real Property Lease is in default thereunder and (C) to the Knowledge of the Seller, no event has occurred that, with or without notice or lapse of time or both, would result in a default by the relevant Transferred Entity, or the landlord, sublandlord or licensor under such Real Property Lease. A Transferred Entity, as applicable, has the right to use all of the Leased Real Property demised by such Real Property Lease for the full term of each such Real Property Lease (and any renewal options) relating thereto. No Transferred Entity has assigned, transferred or pledged any interest in any of the Real Property Leases. A true, correct and complete copy of each Real Property Lease has been made available to the Purchaser.

(d) Neither the whole nor any part of the Real Property is subject to any pending suit for condemnation or other taking by any Governmental Authority, and, to the Knowledge of the Seller, no such condemnation or other taking is threatened or contemplated. All material buildings, structures, facilities and other improvements located on the Real Property are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted), (ii) suitable and adequate for continued use in the manner in which they are presently being used and (iii) not the subject of any material deferred maintenance or deferred capital expenditures.

SECTION 4.17. Contracts.

(a) Section 4.17(a) of the Disclosure Letter sets forth a list of all Material Business Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Business Contract” means the Man Contract and any Contract (other than Benefit Plans and Collective Bargaining Agreements) to which a Transferred Entity is a party that:

(i) provides for the formation, creation, governance, economics or control of any joint venture, partnership or other similar arrangement;

(ii) under which other than de minimis Liabilities (A) any Person that is not a Transferred Entity guarantees, directly or indirectly, any Liabilities of any Transferred Entity or (B) any Transferred Entity guarantees any Liabilities of any Person (other than an employee in the ordinary course) that is not a Transferred Entity;

(iii) grants a Lien (other than a Permitted Lien) on any material asset of a Transferred Entity;

(iv) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $1,000,000 (A) that was entered into after January 1, 2019 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by any Transferred Entity of more than $1,000,000 after the date of this Agreement (in each case, excluding acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business);

(v) is a Contract (other than purchase orders) (A) for the purchase of materials, supplies, goods, services, equipment or other assets which provided for aggregate payments by any Transferred Entity of more than $1,000,000 in the year ended December 31, 2020 or December 31, 2021 or (B) with a Material Vendor;

(vi) is a Contract (other than purchase orders) which provided for aggregate payments to any Transferred Entity of more than $1,000,000 in the year ended December 31, 2020 or December 31, 2021;

(vii) contains provisions that (A) prohibit any Transferred Entity from competing in or entering any territory, market or field or freely engaging in business anywhere in the world, or (B) grant a right of exclusivity to any Person, other than (I) Contracts that can be terminated (including such restrictive provisions) by a Transferred Entity on less than ninety (90) days’ notice without payment by any Transferred Entity of any material penalty, (II) the grant of an exclusive rights to purchase or commercialize a Product developed exclusively for such Person that does not materially limit the Transferred Entities’ use of any Products not developed exclusively for such Person and (III) license agreements for Intellectual Property rights limiting any Transferred Entity’s use of such Intellectual Property rights to specified fields of use;

(viii) reflecting a settlement of any threatened or pending Action either (A) entered into since January 1, 2019 and under which a payment in excess of $1,500,000 was made by or on primarily on behalf of any Transferred Entity or (B) containing continuing obligations or restrictions on any Transferred Entity;

(ix) is a Contract relating to the acquisition, transfer, development or sharing of any material Intellectual Property including any joint development agreement, technical collaboration agreement or similar agreement entered into by any Transferred Entity;

(x) is a Contract relating to the license or payment of any royalty or similar payment of any Intellectual Property relating to the settlement of any dispute or potential dispute related to Intellectual Property (other than a license for the use of generally commercially available, “off-the-shelf” software programs on commercially reasonable terms with an annual fee or replacement cost of less than $100,000 where such software is not distributed by a Transferred Entity or incorporated into any Company Product, and other than non-exclusive licenses granted by a Transferred Entity to its customers in the ordinary course of business in connection with the sale of Company Products which do not contain any material restriction or condition on the use or exploitation of any Intellectual Property by the Business);

(xi) is a Contract which provides for or relates to the items described in clauses (a), (b), (c), (d), and (g) of the definition of Indebtedness; and

(xii) is a Contract with any Governmental Authority.

(b) (i) Each Material Business Contract is valid and binding on the Transferred Entity party thereto, and to the Knowledge of the Seller, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) the Transferred Entity party thereto, and, to the Knowledge of the Seller, any other party thereto, has performed all obligations required to be performed by it under each Material Business Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (iii) no Transferred Entity has received written notice of the existence of any breach or default on the part of a Transferred Entity party thereto under any Material Business Contract, except where such default would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. With respect to the Man Contract the references to “Transferred Entity” in this Section 4.17(b) shall be deemed to refer to Kollmorgen until the assignment of the Man Contract pursuant to Section 7.18 has been consummated with the consent of the counterparty thereto. A true, correct and complete copy of each Material Business Contract has been made available to the Purchaser.

SECTION 4.18. Insurance. All material insurance policies issued to any member of the Seller Group, solely to the extent such policies provide coverage for the Business, are in full force and effect except for any expiration thereof in accordance with the terms thereof. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Transferred Entities and the Business, taken as a whole, (a) no written notice of cancelation or modification of any such insurance policy has been received other than in connection with ordinary renewals, (b) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder, (c) neither the Selling Entities nor any of their respective Affiliates have made any claim with respect to the Transferred Entities or the Business under any such insurance policy since January 1, 2019 with respect to which an insurer has, in a written notice, questioned, denied or disputed or otherwise reserved its rights with respect to coverage or (d) as of the date of this Agreement, no claim is outstanding under any past or present such insurance policy of any Selling Entity or its applicable Affiliate relating to a Transferred Entity or the Business.

SECTION 4.19. Customers and Vendors. Section 4.19 of the Disclosure Letter sets forth a complete and accurate list of names of (i) the ten (10) largest customers of the Business (measured by aggregate annual contract value of products or services provided to such customer and such customer’s Affiliates) for each of the years ended December 31, 2020 and December 31, 2021

(collectively, “Material Customers”) and (ii) the ten (10) largest vendors of the Business (measured by dollar volume of purchases by the Transferred Entities) for the years ended December 31, 2020 and December 31, 2021 (collectively, “Material Vendors”). There exists no actual or, to the Knowledge of the Seller, threatened termination, cancellation or material limitation of, or any material and adverse modification in, the business relationship of any Transferred Entity or the Business with any Material Customer.

SECTION 4.20. Brokers and Other Advisors. Except for Lazard Ltd., the fees and expenses of which will be paid by the Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of any member of the Seller Group.

SECTION 4.21. Affiliate Agreements. Section 4.21 of the Disclosure Letter sets forth a list of all Affiliate Agreements, other than any Business Benefit Plans.

SECTION 4.22. Warranties; Product Defects. The Seller has made available to the Purchaser: (a) a copy of the forms of written warranties covering Products sold pursuant to a Material Business Contract which have not yet expired (and which warranties may be contained in the underlying Contract) and (b) the warranty expense incurred by the Transferred Entities or by the Seller or its Affiliates with respect to the Business during each of the last three fiscal years on Section 4.22(b) of the Disclosure Letter. To the Knowledge of the Seller, all Products manufactured, distributed, sold or delivered by the Transferred Entities since January 1, 2019, in connection with the Business have been in conformity in all material respects with all applicable written warranties or, to the extent of any non-conformity (in the reasonable judgment of the Transferred Entities), have been remediated, including, but not limited to, through the payment of any warranty claims or replacement of any defective Products. To the Knowledge of the Seller, no material liability exists for any return claim, warranty claim or other obligation to provide parts and service on, or to repair or replace, any products sold or delivered by the Seller or its Affiliates in connection with the Business beyond the amounts reserved for warranty expense reflected in the Financial Statements.

SECTION 4.23. Inventories. The Inventory of the Transferred Entities is reflected on the Financial Statements as of the Balance Sheet Date in a manner consistent in all material respects with GAAP. Except as set forth on Section 4.23 of the Disclosure Letter, all Inventory is located at, or is in transit to or from, the Real Property or any property used by the JVS Czech Entity.

SECTION 4.24. No Other Representations or Warranties. Except for the representations and warranties made by the Seller in this Article IV and in the certificates required to be delivered by the Seller under Section 8.03, no member of the Seller Group nor any other Person makes any other express or implied representation or warranty with respect to the Transferred Entities, the Transferred Interests or the Transferred Czech Assets, or the business, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects of the Business or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information relating to the Business, notwithstanding the delivery or disclosure to the Purchaser, any of its Affiliates or any of its and their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, no member of the Seller Group nor any other Person makes or has made any express or implied representation or warranty to the Purchaser, any of its Affiliates or any of its and their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Business or (b) except for the representations and warranties made by the Seller in this Article IV and in the certificates required to be delivered by the Seller under Section 8.03, any oral, written, video, electronic or other information presented to the Purchaser, any of its Affiliates or any of its and their respective Representatives in the course of their due diligence investigation of the Business, the negotiation of this Agreement or the course of the Transactions.

ARTICLE V
Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller that, as of the date hereof and as of the Closing Date:

SECTION 5.01. Organization; Standing.

(a) The Purchaser and each of its Affiliates that is or will be party to any Transaction Document (each, a “Purchaser Entity”) is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has all requisite power and authority necessary to carry on its business as it is now being conducted.

(b) Each Purchaser Entity is in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.

SECTION 5.02. Authority; Noncontravention.

(a) Each Purchaser Entity has all necessary power and authority to execute and deliver the Transaction Documents to which such Purchaser Entity is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the applicable Transactions. The execution, delivery and performance by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, and the consummation by it of the applicable Transactions, have been duly authorized by such Purchaser Entity and no other corporate or similar action on the part of such Purchaser Entity is necessary to authorize the execution, delivery and performance by such Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party and the consummation by it of the applicable Transactions. This Agreement has been, and each of the other Transaction Documents to which a Purchaser Entity is or will be a party has been or will be, as applicable, duly executed and delivered by each Purchaser Entity party thereto and, assuming the due authorization, execution and delivery hereof or thereof by the Seller or its applicable Affiliate, each constitutes (or upon the due authorization, execution and delivery hereof or thereof by the applicable Selling Entities will constitute) a legal, valid and binding obligation of each Purchaser Entity party thereto, enforceable against such Purchaser Entity in accordance with its terms, except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, the consummation by such Purchaser Entity of the Transactions, nor the performance or compliance by such Purchaser Entity with the applicable terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of such Purchaser Entity, (ii) assuming that the Consents referred to in Section 5.03 are obtained prior to the Closing and the filings referred to in Section 5.03 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (A) violate any Law applicable to such Purchaser Entity, (B) violate any Judgment applicable to such Purchaser Entity or (C) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which such Purchaser Entity is a party or give rise to a right of termination, cancelation or acceleration or loss of a material benefit under any such Contract or (D) result in the creation of any Lien (other than a Permitted Lien on any of assets of the Purchaser Entities), except, in the case of the foregoing clause (ii) as would not, individually or in the aggregate, reasonably be expected (I) be material to the business of the Purchase Entity or (iii) to prevent or materially delay, interfere with, hinder or impair (1) the consummation of any of the Transactions on a timely basis or (2) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.

SECTION 5.03. Governmental Approvals. Except for filings required under, and compliance with other applicable requirements of, the HSR Act and the Other Required Antitrust Laws, no Consent of any Governmental Authority is necessary for the execution and delivery by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, the performance by such Purchaser Entity of its obligations hereunder or thereunder and the consummation by such Purchaser Entity of the applicable Transactions, other than such other Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.

SECTION 5.04. Available Funds.

(a) The Purchaser has, and at the Closing will have, sufficient unencumbered cash to pay the Purchase Price and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses that are the responsibility of the Purchaser hereunder. The Purchaser has the financial resources and capabilities to fully perform all of its obligations under this Agreement and the other Transaction Documents.

SECTION 5.05. Investment Representation. The Purchaser is acquiring the Transferred Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). The Purchaser understands that the Transferred Interests have not been registered under the Securities Act or any other securities Laws and are being transferred to the Purchaser, in part, in reliance on the foregoing representation.

SECTION 5.06. Brokers and Other Advisors. Except for Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by the Purchaser, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

SECTION 5.07. Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair, (a) the consummation of any of the Transactions on a timely basis or (b) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party, there is no (i) pending or, to the Knowledge of the Purchaser, threatened Action or investigation against any Purchaser Entity or (ii) Judgment imposed upon or affecting any Purchaser Entity.

SECTION 5.08. No Other Representations or Warranties. The Purchaser acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Business which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Business and to discuss the Business, the Transferred Entities the Transferred Interests and the Transferred Czech Assets. Except for the representations and warranties expressly set forth in Article IV and in the certificates required to be delivered by the Seller under Section 8.03, the Purchaser hereby acknowledges that no member of the Seller Group, nor any other Person, has made or is making, and Purchaser has not relied on, any other express or implied representation or warranty with respect to the Business, the Transferred Entities, the Transferred Interests or the Transferred Czech Assets, or the operations of the Business, including with respect to any oral, written, video, electronic or other information provided or made available to the Purchaser or any of its Representatives or any oral, written, video, electronic or other information developed by the Purchaser or any of its Representatives. The Purchaser hereby acknowledges (for itself and on behalf of its Affiliates and its and their respective Representatives) that it has conducted, to its satisfaction, its own independent investigation of the Business and its operations, assets and financial condition and, in making its determination to proceed with the Transactions, the Purchaser and its Affiliates and its and their respective Representatives have relied on the results of their own independent investigation.

SECTION 5.09. Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Business by or on behalf of the Purchaser, the Purchaser and its Representatives have received and may continue to receive from the Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plans and other information, regarding the Business, the Transferred Entities, the Transferred Interests or the Transferred Czech Assets, and the operations of the Business. The Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in providing such business and strategic plans and other information, with which the Purchaser is familiar, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans and other information, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans) and that the Purchaser has not relied on any such information.

ARTICLE VI
Covenants Relating to Conduct of Business

SECTION 6.01. Conduct of Business Before the Closing.

(a) Except (w) as required by applicable Law, Judgment or a Governmental Authority, (x) any good faith action or inaction of any Transferred Entity in response to COVID-19 or any COVID-19 Measures, (y) as required or specifically permitted by this Agreement and the other Transaction Documents or (z) as set forth in Section 6.01 of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), unless the Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall cause the Transferred Entities to use their commercially reasonable efforts to carry on the Business in the ordinary course and to (A) preserve intact the present business organizations and goodwill of the Transferred Entities and the present relationships of the Transferred Entities with customers, employees, suppliers and others having business dealings with the Transferred Entities and (B) maintain and keep in good repair (ordinary wear and tear expected) the properties and assets of the Transferred Entities and the Transferred Czech Assets; provided that no action by any Transferred Entity with respect to matters specifically addressed by Section 6.01(b) shall be deemed to be a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).

(b) Except (w) as required by applicable Law, Judgment or a Governmental Authority, (x) except with respect to Sections 6.01(b)(vi) and (vii), any good faith action or inaction of any member of the Seller Group in response to COVID-19 or any COVID-19 Measures, (y) as required or specifically permitted by this Agreement or the other Transaction Documents or (z) as set forth in Section 6.01 of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), unless the Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall not permit any Transferred Entity to:

(i) issue, sell, grant, deliver, pledge, transfer, encumber or subject to any Lien (other than transfer restrictions under applicable securities Laws or under the organizational documents of the Transferred Entities) any Transferred Interests or grant or promise to grant any option, warrant or right to acquire any Transferred Interests or other equity securities of any Transferred Entity or issue any security convertible into or exchangeable for such securities;

(ii) create, incur, assume or guarantee any Indebtedness for borrowed money of a Transferred Entity in excess of $1,000,000 in the aggregate;

(iii) sell, lease, transfer, license, assign, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any material asset of a Transferred Entity (other than Intellectual Property, which is addressed in clause (xv) below), other than the sale of obsolete, worn-out or excess equipment or assets in the ordinary course of business or sales of goods or services in the ordinary course of business or pursuant to Contracts in existence as of the date of this Agreement;

(iv) acquire any material assets that would constitute assets of a Transferred Entity outside the ordinary course of business, except pursuant to a Contract in existence as of the date of this Agreement;

(v) make any loans, advances (other than accounts receivable), capital contributions or investments for the Business, in each case that would constitute a loan, advance, capital contribution or investment of a Transferred Entity, to any Person outside the Seller Group other than in the ordinary course of business or pursuant to Contracts in existence as of the date of this Agreement;

(vi) (A) adopt, extent, amend or terminate any Assumed Benefit Plan or Collective Bargaining Agreement, or, any Benefit Plan with respect to any Business Employee, (B) increase the compensation or benefits of any Business Employee or (C) take any action to accelerate the vesting or payment of any compensation or benefits for any Business Employee, in each case, except (1) as required by any Benefit Plan or any Collective Bargaining Agreement, (2) for increases in wages, salaries, bonuses and incentives in the ordinary course of business consistent with past practice, (3) as contemplated in Section 7.05 of this Agreement, (4) as may be initiated by the Seller or one or more of their respective Affiliates with respect to employees generally in the applicable jurisdiction or geographic location or (5) arrangements that will not result in any Liability under this Agreement or otherwise to Purchaser or any of its Affiliates;

(vii) transfer internally, or otherwise alter the duties and responsibilities of, any individual (A) who is a Business Employee such that such individual is no longer a Business Employee or (B) who is an employee of the Seller or its Affiliates who is not a Business Employee such that he or she would become a Business Employee, in each case, other than actions that are taken in the ordinary course of business consistent with past practice to fill a vacancy, as part of a normal or planned rotation or upon a termination of employment for cause or due to death or disability;

(viii) make any material changes in financial accounting methods, principles or practices other than (A) changes that are being made to the Seller’s businesses generally in the ordinary course of business or (B) as may be required by GAAP (or any interpretation thereof) or by any applicable Law;

(ix) amend the organizational documents of any Transferred Entity;

(x) except with respect to any Tax Action, enter into any settlement or release with respect to any Action other than (A) any settlement or release that contemplates only the payment of money to be paid prior to the Closing or reflected in Closing Working Capital without any material ongoing limits on the conduct or operation of the Business and results in a release of the claims giving rise to such Action; provided, that the aggregate amount of such payments shall not exceed $3,250,000 in the aggregate, or (B) any settlement or release involving the payment of Liabilities to the extent reflected or reserved against in the Financial Statements;

(xi) knowingly waive any material claims or rights of material value other than waivers granted in the ordinary course of business;

(xii) discharge, cancel or settle any debts (other than notes or accounts receivable, which are addressed in clause (xvii) below) owed to any Transferred Entity, other than in the ordinary course of business consistent with past practice;

(xiii) (A) make, change or revoke any Tax election or Tax accounting method, (B) amend any income Tax Return or other material Tax Return, (C) settle or compromise any material Tax Action, (D) enter into any closing agreement or similar agreement relating to Taxes, (E) otherwise settle any dispute relating to a material amount of Taxes, (F) surrender any right to claim a Tax refund, offset or other reduction in Tax liability, (G) request any ruling or similar guidance with respect to Taxes, (H) prepare or file any Tax Return materially inconsistent with past practice (except as required by applicable Tax law), or (I) consent to an extension or waiver of the limitation period applicable to any material Tax claim or assessment, in each case with respect to any Transferred Entity, except, in each case, with respect to Taxes or a Tax Return of a Seller Consolidated Group;

(xiv) liquidate, dissolve, recapitalize, reorganize or otherwise wind up the business or operations of, or fail to maintain the existence of, any Transferred Entity;

(xv) sell, lease, encumber, dispose of, permit to lapse, transfer, assign or grant any license or sublicense of any material rights under or with respect to any material Transferred Intellectual Property other than non-exclusive licenses granted in the ordinary course of business or disclose any material trade secrets or other material confidential information that is part of the Transferred Intellectual Property other than in the ordinary course of business pursuant to a written confidentiality agreement;

(xvi) make any commitments for capital expenditures by the Transferred Entities in excess of the budgets for the capital expenditure projects set forth on Section 6.01(b) of the Disclosure Letter except for those (A) reasonably required in the event of an emergency, disaster, catastrophe or other similar emergency condition to protect life, employee safety, property or the environment or comply with public health requirements applicable thereto or (B) that don’t exceed $250,000 individually or $500,000 in the aggregate;

(xvii) materially accelerate or delay collection of any notes or accounts receivable generated by the Business in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of the business consistent with past practice;

(xviii) renew, amend, voluntarily terminate or waive any material rights under any Material Business Contract or Real Property Lease any Contract entered into after the date of this Agreement that would have been a Material Business Contract or Real Property Lease if in effect on the date of this Agreement, in each case, other than customary modifications in the ordinary course of business and except for renewals, terminations or expirations in accordance with the terms of any Material Business Contract; or

(xix) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c) Notwithstanding anything in this Agreement to the contrary, the Purchaser acknowledges and agrees that on or prior to the Closing Date, the Seller or any of its Affiliates may (but shall have no obligation to) (i) cause or consent to any Transferred Entity distributing Cash to the Seller or any of its Affiliates, (ii) cause (A) the repayment of Indebtedness and the extinguishment of Liens and (B) the settlement, capitalization or cancellation of any intercompany Indebtedness or intercompany Contracts, in the case of clauses (A) and (B) of this clause (ii), in order to facilitate the consummation of the Transactions or (iii) take the actions required by Section 7.18. For the avoidance of doubt, nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Seller Group’s business, including, prior to the Closing, the Business. Prior to the Closing, the Seller Group shall exercise, subject to compliance with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations. The Seller shall use its commercially reasonable efforts to take or cause to take such actions as are reasonably necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or to address (A) imminent or substantial risks to human health or safety or (B) material damage to the environment, Real Property, material equipment or other material assets of the Seller Group.

ARTICLE VII
Additional Covenants of the Parties

SECTION 7.01. Efforts.

(a) Subject to the terms and conditions of this Agreement, the Purchaser and the Seller each shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective the Transactions as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings under applicable Law. None of the parties shall knowingly take, cause or permit to be taken any action which such party reasonably expects could materially delay or prevent consummation of the Transactions.

(b) Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) and any required notification under any other Antitrust Laws as promptly as reasonably practicable following the date of this Agreement, and in any event within ten (10) business days following the date of this Agreement and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and such other Antitrust Laws and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction so as to enable the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Termination Date. The Purchaser will not withdraw its initial filing pursuant to the HSR Act or any other Antitrust Law, as the case may be, and refile any of them, unless the Seller has consented in advance to such withdrawal and refiling, in which case such refiling shall be made promptly. The Purchaser shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing. The Purchaser and the Seller shall jointly, and on an equal basis, (x) control the strategy for obtaining any Consents from any Governmental Authority in connection with the Transactions and (y) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto. Neither the Purchaser nor Seller shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party. The parties shall not, and shall cause their Subsidiaries not to, enter into any merger, acquisition or similar transaction, or any agreement to effect any such transaction, that will make it materially more difficult, or materially increase the time required, to (i) obtain the approvals required under the HSR Act and any other Antitrust Law under which approval is required, or (ii) avoid any Restraints.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or written communication with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, and allow the other party to review in advance and consider in good faith the views of the other party with respect to such filing, submission, or written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “4(c) and 4(d) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto prompt notice of, and the reasonable opportunity to attend and participate in, such meetings and conferences.

(d) Notwithstanding anything in this Agreement to the contrary, in no event shall the Purchaser or any of its Subsidiaries be obligated to, or to agree to, and none of the Business or the Transferred Entities shall agree to (other than at the written request of the Purchaser (provided the effectiveness of any such action is conditioned on the prior occurrence of the Closing)) (i) divest, dispose of or hold separate all or any portion of the businesses or assets of the Purchaser, the Business or the Transferred Entities (other than with respect to businesses or assets of the Business or the Transferred Entities the divestiture, disposition or holding separate of which only would adversely affect the businesses or operations of the Business that are in Brazil), or (ii) consent to or otherwise agree to licenses, restrictions, or limitations on any business, operations, assets, properties or contractual freedoms of any such businesses or operations unless, in the case of clause (ii) only, such licenses, restrictions or limitations (A) would be imposed solely on the business or operations of the Business and the Transferred Entities and (B) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser and its Subsidiaries or the Transferred Entities, in each case measured on a scale relative to the Business (for the avoidance of doubt, any such licenses, restrictions or limitations to the extent limited to Brazil shall be deemed not material).

(e) Notwithstanding anything in this Agreement to the contrary, it is expressly understood and agreed that the Purchaser shall not have any obligation to litigate or publicly contest (i) any action or proceeding by the FTC, DOJ or other Governmental Authority set forth in Section 8.01(b) of the Disclosure Letter before a court or other Governmental Authority exercising judicial or administrative authority or (ii) any resulting Restraint.

(f) Notwithstanding anything to the contrary in this Agreement, the Seller and its Affiliates shall have no obligation to pay money (other than payment of any applicable filing or registration fees) or offer or make any concession or grant any accommodation (financial or otherwise) to any Governmental Authority or other third party in connection with the performance of their respective obligations under this Section 7.01 and the Seller shall not obligate the Transferred Entities to take any of the foregoing actions after the Closing.

(g) As promptly as reasonably practicable after the date hereof, the parties shall use reasonable best efforts to finalize all forms and/or documents required to be filed at the State Administration of Market Regulation of the People’s Republic of China for the purpose of the transfer of the Transferred Interests of the Transferred Chinese Entity to Cummins Ltd., a company formed under the laws of England and Wales, or such other Affiliate of the Purchaser that is designated to receive such transfer pursuant to Section 11.08 of this Agreement (the “Required China Filings”). The parties shall use reasonable best efforts, including reasonable best efforts to pre-clear the form of the Required China Filings with the appropriate Governmental Authorities associated with the State Administration of Market Regulation of the People’s Republic of China, to cause such Governmental Authorities to grant approval of the Required China Filings as promptly as reasonably practicable following Closing. Each party shall promptly notify the other party upon receipt of notice from any Governmental Authority of the PRC indicating that there is a reasonable likelihood that the acceptance, review and/or processing of the Required China Filings will be materially delayed for any reason and, upon receipt of any such notice, the parties shall negotiate in good faith to reach a mutually acceptable agreement to modify the timing, procedures or structure for the transfer of the Transferred Interests of the Transferred Chinese Entity to eliminate or reduce to the extent possible such anticipated delay. As promptly following Closing as reasonably practicable, the Seller shall cause (and the Purchaser shall use reasonable best efforts to cooperate in causing) the Transferred Chinese Entity to make the Required China Filings and promptly deliver evidence of the valid submission of the Required China Filings to the Seller and the Purchaser. Upon the grant by the State Administration of Market Regulation of the People’s Republic of China of the approval of the Required China Filings (the “China Filing Approval”), (i) the Escrow Agent shall release (and the Purchaser and the Seller shall execute and deliver a joint written instruction to the Escrow Agent instructing it to release) from the Escrow Account the Closing Purchase Price to the Seller (or to one or more Affiliates of the Seller as designated by the Seller in such amounts designated by the Seller) into an account designated by the Seller and (ii) the Seller and the Purchaser shall use commercially reasonable efforts to enable the Transferred Chinese Entity to complete all required procedures at the Ministry of Commerce of the PRC or its competent local counterpart in the province within which the Transferred Chinese Entity is located to reflect the sale and transfer of the Transferred Interests. Prior to the release of the Escrow Amount to the Seller, the Seller shall continue to operate the Transferred Entities in accordance with Section 6.01 as if the Closing had not yet occurred and, during such period, the Seller shall consult with the Purchaser with respect to the operations of the Transferred Entities to the extent reasonably requested by the Purchaser.

SECTION 7.02. Public Announcements. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”). The Purchaser and the Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any other press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement without the prior consent of the other party following such consultation; provided that in the event that such press release or other public statement shall be required by applicable Law, Judgment, court process or the applicable rules and regulations of any national securities exchange or national securities quotation system, the releasing party shall be required to consult with the other party and give such other party a reasonable opportunity to review and comment on such public statement prior to its release to the extent permitted by Law. Notwithstanding the forgoing, this Section 7.02 shall not apply to any press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 7.03. Access to Information; Confidentiality.

(a) Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Closing and the valid termination of this Agreement pursuant to Section 9.01, upon reasonable notice, the Seller shall, and shall cause the other members of the Seller Group to, afford to the Purchaser and its Representatives reasonable access during normal business hours to the properties, Records, directors, officers, employees, accountants, counsel and other Representatives of the Transferred Entities as the Purchaser may reasonably request, in each case for the primary purposes of transition and integration planning and confirming compliance with the terms of this Agreement and the satisfaction of closing conditions hereunder; provided that (i) the Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business and the Retained Businesses; (ii) no member of the Seller Group shall be obligated to provide such access or information if the Seller determines, in its reasonable judgment, that doing so (A) could result in the loss of protectable interests in trade secrets or disclosure of competitively sensitive information of the Seller Group to third parties, (B) would (upon advice of counsel) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (C) would (upon advice of counsel) jeopardize the protection of an attorney-client privilege, attorney work product protection or other similar legal privilege or (D) would reasonably be prohibited by or inadvisable due to COVID-19 or any COVID-19 Measures; and (iii) the Purchaser shall have no right to conduct any intrusive, invasive or subsurface investigation or sampling of any environmental media or building materials at any Real Property. In any such event, at the Purchaser’s reasonable request, the parties shall use their commercially reasonable efforts to develop an arrangement to provide such access and communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such Liability under Contract or prohibited or inadvisable action. All requests for information made pursuant to this Section 7.03 shall be directed to the executive officer or other Person designated by the Seller.

(b) Until the Closing, all information provided by the Seller pursuant to Section 7.03 will be subject to the terms of the letter agreement dated as of July 14, 2021 as amended or supplemented by and among the Seller and the Purchaser (the “Confidentiality Agreement”). Effective upon, and only upon, the Closing, the confidentiality provisions of the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided that the Purchaser acknowledges that all of its other obligations under the Confidentiality Agreement, including its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of the Seller, its Affiliates or any of their respective Representatives concerning the Retained Businesses, the Seller, its Affiliates or any of their respective Representatives (other than solely with respect to the Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding.

SECTION 7.04. Insurance. The coverage under all insurance policies or self-insurance programs, including those relating to the Transferred Entities, arranged or maintained by the Seller or any of its Affiliates is only for the benefit of the Seller and its Affiliates, and not for the benefit of the Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities). As of the Closing, the Transferred Entities shall cease to be insured by the insurance policies of the Seller or any of its Affiliates or by any of their respective self-insurance programs. The Purchaser acknowledges and agrees that it is the Purchaser’s sole responsibility to arrange for its own insurance policies or self-insurance programs with respect to the Transferred Entities covering all periods prior to and following the Closing and agrees not to seek, through any means, to benefit from any of the insurance policies of the Seller or any of its Affiliates which may provide coverage for claims relating in any way to the Transferred Entities.

SECTION 7.05. Employee Matters.

(a) Transfer of Business Employees.

(i) On or prior to the Closing, the Seller shall, and shall cause other members of the Seller Group to, take such steps as are required to transfer the employment of each employee of the Seller and its Affiliates who (A) is not a Business Employee or (B) is an Inactive Employee (as defined in paragraph (iii) below) from a Transferred Entity to a member of the Seller Group, as applicable.

(ii) The Purchaser and the Seller understand and intend that the Transfer Regulations will apply to each Automatic Transfer Employee, and the Purchaser shall in respect of such Automatic Transfer Employee accept the transfer of employment to the Purchaser pursuant to the Transfer Regulations.

(iii) No later than ten (10) days prior to the Closing Date, the Purchaser shall offer employment, effective as of 12:01 a.m., local time, on the Closing Date (the “Transfer Time”), to all Offer Employees who on the Closing Date are actively at work (each, an “Active Offer Employee”). With respect to Offer Employees located in India and Japan, provided the Seller transfers (or agrees to transfer) any funded or unfunded accrued amounts with respect to severance or gratuity relating to such Offer Employees to Purchaser immediately following the Closing Date, the Purchaser or its applicable Affiliate shall make offers of employment that contractually honor such Offer Employees’ continuous service with the Seller. For purposes of this Agreement, any Offer Employee who is not actively at work on the Closing Date due to a short-term absence (including due to vacation, holiday, illness or injury of shorter duration than a long-term disability, jury duty, bereavement leave or short-term disability) in accordance with applicable policies of the Seller shall be deemed an Active Offer Employee. With respect to each Offer Employee who is not an Active Offer Employee as of the Closing Date (an “Inactive Employee”), the Purchaser or its applicable Affiliate (including at that date, the Transferred Entities) shall make offers of employment to each such Inactive Employee effective as of the date on which such Inactive Employee presents himself or herself to the Purchaser for active employment within twelve (12) months following the Closing Date (or eighteen (18) months following the Closing Date in the case of a workers’ compensation related absence) to the same extent, if any, as the Seller would be required to reemploy such Inactive Employee in accordance with its policies as in effect on the Closing Date and Applicable Law. The Seller agrees to promptly notify, or cause its applicable Affiliate to notify, the Purchaser upon receiving notice of an Inactive Employee’s pending return to work. The Purchaser shall provide each Offer Employee with an offer of employment and employment terms that satisfy the Purchaser’s covenants in this Section 7.05. Each Offer Employee who becomes an employee of the Purchaser by acceptance of the Purchaser’s offer of employment shall be a Transferred Employee. The Purchaser shall reimburse the Seller promptly for any payments made by Seller under a Seller Benefit Plan in respect of an Inactive Employee’s participation in such Seller Benefit Plan on or after the Closing Date and prior to the earlier of the date such Inactive Employee becomes a Transferred Employee or terminates employment with the Seller Group, in each case upon periodic billing for such amounts (including, for the avoidance of doubt, any ancillary payments or costs, such as increased premiums, that result from an Inactive Employee’s participation in a Seller Benefit Plan on or after the Closing Date). In the case of any Inactive Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to the Transfer Time or to the Closing or the Closing Date (other than reference to the Closing Date in the immediately preceding sentence) shall be deemed to be references to 12:01 a.m. on the date that such individual becomes a Transferred Employee. Nothing herein shall be construed as a representation, warranty, covenant or guarantee by the Seller that some or all of the Business Employees will accept the offer of employment from the Purchaser. Any such offer of employment to an Offer Employee will be specifically subject to and contingent on the Closing. If the Closing does not occur, the Purchaser shall not be required to hire any of the Offer Employees and the Purchaser shall have no Liability to any of the Offer Employees. The Seller shall use commercially reasonable efforts to provide to the Purchaser any information or documents that the Purchaser may reasonably request to allow the Purchaser or its Affiliates to submit offers to Offer Employees that comply with Section 7.05(iv) within ten (10) business days following such request, including but not limited to information or documents relating to the Offer Employees’ terms of employment, pension and life assurance arrangements, health or welfare benefits, or any other matter concerning the Offer Employees’ representatives, staff associations, works councils, health and safety committees, trade unions, or labor boards, or relating to a Collective Bargaining Agreement or collective grievances, in each case, to the extent permitted under applicable Law.

(iv) It is understood and agreed that (A) the expressed intention of the Purchaser to extend offers of employment as set forth in this Section 7.05 shall not constitute any commitment, Contract or understanding (express or implied) of any obligation on the part of the Purchaser to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that the Purchaser may establish pursuant to individual offers of employment, and (B) other than the Offer Employees located in India and Japan, employment offered by the Purchaser is “at will” and may be terminated by the Purchaser or by an employee at any time for any reason (subject to any written commitments to the contrary made by the Purchaser or an employee and the Law). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of the Purchaser to terminate, reassign, promote or demote any Transferred Employee after the Closing.

(b) Compensation and Employee Benefits.

(i) Compensation and Benefits Comparability. With respect to U.S. Transferred Employees, for a period beginning on the Closing and ending on the one-year anniversary of the Closing (the “Continuation Period”), the Purchaser shall, or shall cause its Affiliates to, provide to each Transferred Employee during his or her employment with the Purchaser and its Affiliates (A) a base salary or wage rate and target annual cash bonus opportunities and other cash incentive opportunities that are no less favorable in the aggregate than those in effect for each such Transferred Employee immediately prior to the Closing, (B) other compensation and benefits (including retirement, health and welfare and fringe benefits, and the grant-date value of restricted stock and other equity or equity-based awards, but excluding qualified and non-tax qualified defined benefit plans) that, in the aggregate, are substantially comparable in value to those in effect for each such Transferred Employee immediately prior to the Closing and (C) severance payments and benefits that are no less favorable than the severance payments and benefits provided to similarly situated employees of the Purchaser and its Affiliates at the time of such termination of employment. For the avoidance of doubt, Purchaser is not obligated to provide equity or equity-based awards to Transferred Employees to meet its obligation under clause (B) and may satisfy its obligations pursuant to the preceding sentence by providing cash payments or other benefits in lieu of equity compensation benefits. Without limiting the generality of this Section 7.05(b)(i) or the Purchaser’s obligations hereunder, with respect to U.S. Transferred Employees covered by a Collective Bargaining Agreement, effective from and after the Closing Date, the Purchaser and its Affiliates shall comply with applicable Law concerning such Collective Bargaining Agreement in the context of this Agreement.

(ii) Service Credit. With respect to each U.S. Transferred Employee who is not an Offer Employee, from and after the Closing Date, the Purchaser shall, or shall cause its Affiliates (including the Transferred Entities) to, provide credit (without duplication) to each Transferred Employee for his or her service recognized by the Seller and its Affiliates and their respective predecessors before the Closing Date for purposes of eligibility, vesting, or the calculation of vacation, paid time off and severance entitlements to the same extent and for the same purposes as such service was credited under any similar Benefit Plan in which such Transferred Employee participated or was eligible to participate immediately prior to the Closing Date, provided that such service shall not be recognized for purposes of benefit accrual under any defined benefit pension plan or retiree medical plan or to the extent that such recognition would result in a duplication of benefits or for purposes of any frozen or discontinued Benefit Plan or any frozen or discontinued portion of a Benefit Plan.

(iii) Pre-Existing Conditions; Coordination. The Purchaser shall, or shall cause its Affiliates to, provide that no pre-existing conditions, exclusions or waiting periods shall apply to Transferred Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Transferred Employee prior to the Closing Date. With respect to the plan year during which the Closing occurs, the Purchaser shall use commercially reasonable efforts to provide each Transferred Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any employee benefit plan of the Purchaser or its Affiliates in which such Transferred Employee is eligible to participate following the Closing Date.

(iv) Non-U.S. Transferred Employees.

(a) Notwithstanding any other provision of this Section 7.05 to the contrary, for the Continuation Period, with respect to (i) any Automatic Transfer Employee who becomes a Non-U.S. Transferred Employee, the Purchaser or its Affiliates shall provide to such employee terms and conditions of employment (including seniority and other service credit) as required by the Transfer Regulations and other applicable Law, which for the avoidance of doubt, shall generally require Purchaser to maintain each such employee’s terms and conditions of employment as in effect immediately prior to the Closing Date, subject to certain limited statutory exceptions, and (ii) with respect to each Offer Employee who becomes a Non-U.S. Transferred Employee (A) a base salary or wage rate and target annual cash bonus opportunities and other cash incentive opportunities that are no less favorable in the aggregate than those in effect for each such Transferred Employee immediately prior to the Closing, (B) other compensation and benefits (including retirement, health and welfare and fringe benefits, and the grant-date value of restricted stock and other equity or equity-based awards, but excluding qualified and non-tax qualified defined benefit plans) that, in the aggregate, are substantially comparable in value to those in effect for each such Transferred Employee immediately prior to the Closing and (C) severance payments and benefits that are no less favorable than the severance payments and benefits provided to similarly situated employees of the Purchaser and its Affiliates at the time of such termination of employment. For the avoidance of doubt, Purchaser is not obligated to provide equity or equity-based awards to Transferred Employees to meet its obligation under clause (B) and may satisfy its obligations pursuant to the preceding sentence by providing cash payments or other benefits in lieu of equity compensation benefits or other benefits the Purchaser is unable to replicate or are unduly onerous on the Purchaser to provide (unless otherwise required by applicable Law). Without limiting the generality of this Section 7.05(b)(iv)(a) or the Purchaser’s obligations hereunder, with respect to Transferred Employees covered by any Collective Bargaining Agreement, effective from and after the Closing Date, the Purchaser and its Affiliates shall comply with applicable Law concerning such Collective Bargaining Agreement in the context of this Agreement.

(v) COBRA. Any Former Employee who has experienced a qualifying event under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code (“COBRA”) and his or her dependents who are receiving benefits pursuant to COBRA under a Benefit Plan that is not an Assumed Benefit Plan (a “Seller Benefit Plan”) as of the Closing shall be permitted to continue receiving benefits pursuant to COBRA under such Seller Benefit Plan following the Closing.

(vi) Severance or Other Termination Liabilities. The Seller and the Purchaser intend that the Transactions should not constitute a separation, termination or severance of employment of any Business Employee prior to or upon the occurrence of the Closing Date, including for purposes of any Business Benefit Plan that provides for separation, termination or severance benefits, and that such employee shall have continuous and uninterrupted employment immediately before and immediately after the Closing Date, and Seller and the Purchaser shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same. In the case of any Offer Employee whose employment is terminated by the Seller as a result of receiving an offer of employment from Purchaser that does not comply with the requirements of this Agreement, Purchaser shall reimburse Seller for the cost of any severance payments or other separation benefits (including the employer-paid portion of any employment taxes) resulting therefrom and paid by the Seller to such Offer Employee. In the event an Offer Employee does not accept an offer of employment from Purchaser that complies with the requirements of this Agreement, the Seller shall be liable for, and shall indemnify the Purchaser with respect to, all amounts due in connection with the employment or termination of such Offer Employee, including any severance or other amounts payable on the termination of such Offer Employee.

(vii) Workers’ Compensation. The Seller and its Affiliates shall be responsible for all claims for workers’ compensation benefits that are incurred prior to the Closing Date by any Business Employee. The Purchaser and its Affiliates shall be responsible for all claims for workers’ compensation benefits that are incurred on or after the Closing Date by any Transferred Employee, provided that in the case of a claim for workers’ compensation benefits that is incurred pursuant to a policy that is held by a Transferred Entity, such claim shall be the responsibility of the Transferred Entity regardless of whether it was incurred prior to, on or after the Closing. A claim for workers’ compensation benefits shall be deemed to be “incurred” for purposes of this Section 7.05(b)(viii) when the event giving rise to the claim first occurs, regardless of when an individual submits a claim for workers’ compensation benefits.

(viii) Incentive Compensation.

(a) The Seller shall, or shall cause its applicable Affiliate to, pay outstanding annual cash incentive payments or other incentive compensation for each performance period in effect at the Closing Date under each cash incentive compensation bonus plan of the Seller and its Affiliates in which any Transferred Employee participates; provided, however that such bonus payments shall be determined assuming achievement of all performance goals at the target level and be prorated for the portion of the year that elapsed as of the Closing Date. Such payments shall be made by the Seller or its applicable Affiliate to plan participants through its payroll systems as soon as reasonably practicable but in any event no later than the second payroll date that occurs after the Closing Date.

(b) For the avoidance of doubt, to the extent that the Closing Date occurs following the end of a performance period with respect to the annual cash incentive plans or any other applicable annual cash bonus plan in which any Transferred Employee participates and before the payment of such cash bonuses or other incentive payments for such completed performance period, the Purchaser shall pay to each Transferred Employee the bonus to which the Transferred Employee would be entitled for such performance period based on actual performance (the “Closed Performance Period Bonus Amounts”).

(ix) Vacation and Paid Leave. During the Continuation Period, the Purchaser shall, and shall cause its Affiliates, to assume and honor all accrued but unused vacation and other paid time-off of the Transferred Employees.

(x) Seller Benefit Plans. From and after the Closing Date, the Transferred Employees shall cease to be active participants in the Benefit Plans that are not Assumed Benefit Plans. The Purchaser and its affiliates shall not have any obligations or Liabilities under or with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts pertaining to, any such Benefit Plan.

(c) Assumed Benefit Plans. The Purchaser and its Affiliates shall assume all assets and Liabilities related to all Assumed Benefit Plans.

(d) Defined Contribution Plans.

(i) Effective as of the Closing, the Purchaser shall create or designate defined contribution pension plans (collectively, the “Purchaser DC Plans”) for the benefit of the Transferred Employees who participated in one or more of the defined contribution pension plans maintained by the Seller or its Affiliates that are intended to be qualified under Section 401(a) of the Code immediately prior to the Closing Date (collectively, the “Business DC Plans”). Such Transferred Employees are referred to hereinafter as the “DC Employees”. The DC Employees shall be given credit under the respective Purchaser DC Plan for all service with and compensation from the Seller and its Affiliates and their respective predecessors as if it were service with and compensation from the Purchaser for purposes of determining eligibility and vesting under each respective Purchaser DC Plan. The applicable Purchaser DC Plans shall be tax-qualified in the same manner as the corresponding Business DC Plans.

(ii) Each Purchaser DC Plan or policies thereunder will provide for the receipt in kind from the DC Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code), including notes corresponding to a maximum of five (5) loans per participant. Purchaser and the Seller shall cooperate in order to facilitate any such distribution or rollover and to effect an eligible rollover distribution for those DC Employees who timely elect to rollover their account balances, including notes, directly into a Purchaser DC Plan.

(e) Cafeteria Plan. Effective as of the Closing Date, the Purchaser shall, and shall cause its Subsidiaries to, have in effect flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (“Purchaser’s Cafeteria Plan”). The Purchaser shall cause Purchaser’s Cafeteria Plan to accept a spin-off of the flexible spending reimbursement accounts from Seller’s Health Care Spending Account Plan (“Seller’s Cafeteria Plan”) and shall honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each U.S. Transferred Employee under the Seller’s Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect as of the Closing Date. As soon as practicable following the Closing Date, the Seller shall cause to be transferred from Seller’s Cafeteria Plan to Purchaser’s Cafeteria Plan the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made during the year in which the Closing Date occurs (and the prior year to the extent such contributions remain available for reimbursement of expenses under the flexible spending reimbursement accounts during the year in which the Closing Date occurs) by U.S. Transferred Employees over the aggregate reimbursement payouts made for such years from such accounts to the U.S. Transferred Employees, in each case, as of the date of such transfer. Effective as of the Closing Date, the Purchaser shall assume and be solely responsible for all claims by U.S. Transferred Employees under Seller’s Cafeteria Plan, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, and, following the Closing Date, the Purchaser shall indemnify the Seller and its Subsidiaries from and against any Losses incurred with respect to any and all claims for reimbursement under Seller’s Cafeteria Plan with respect to U.S. Transferred Employees that are not paid in full as of the Closing Date.

(f) Labor and Employment Law Matters. The Purchaser and the Seller shall, and shall cause their applicable Affiliates to, (i) comply with, on a timely basis, their obligations under the Transfer Regulations or otherwise as are required under applicable Law or any Collective Bargaining Agreement, including obligations to notify, consult with, or negotiate the effect, impact, terms or timing of the Transactions with each works council, union, labor board, employee group, employees, or Governmental Authority where so required under applicable Law arising from or in connection with the Transactions (the “Transaction Obligations”); and (ii) cooperate to ensure compliance with the Transaction Obligations. The Seller shall provide regular status updates to the Purchaser on the progress of such notifications, consultations and negotiations with each works council, union, labor board, employee group, employees and Governmental Authority regarding the effect, impact or timing of the Transactions. Where required under applicable Law, the Purchaser or its applicable Affiliate shall become a party to any Collective Bargaining Agreement with respect to any Transferred Employee and shall, or shall cause its Affiliates to, be responsible for all Liabilities arising under any Collective Bargaining Agreement with respect to any Transferred Employee. The Purchaser shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable Collective Bargaining Agreement to continue to apply.

(g) Work Authorization Matters. Each of the Seller and the Purchaser shall, or shall cause their respective Affiliates to, cooperate and use commercially reasonable efforts to preserve the current nonimmigrant visa status and work authorization of any foreign national Business Employee who, on the Closing Date, is employed pursuant to an H-1B petition or other nonimmigrant petition sponsored by the Business.

(h) WARN. On or before the Closing Date, the Seller shall provide to the Purchaser an accurate and complete list of the employees, by position and location, who have experienced, or will experience, an “employment loss” (as defined in WARN) within ninety (90) days prior to the Closing, along with the date of the employment loss. Provided that the aforementioned list is accurate and complete as of the Closing Date, the Purchaser shall, and shall cause each of its applicable Affiliates to, provide any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local Law (“WARN”), with respect to events occurring on or after the Closing with respect to the Transferred Employees.

(i) Employment Records. As of the Closing Date, the Seller shall, to the extent permitted by applicable Law, provide to the Purchaser and its Affiliates copies of all employment records for each Transferred Employee required to be provided to the Purchaser and its Affiliates under applicable Law or as necessary for the Purchaser to establish payroll systems or employee benefit plans as of the Closing Date. The Seller shall be permitted to retain copies of such employment records in accordance with applicable Law. Purchaser and its Affiliates shall ensure that all such records are used and maintained in accordance with applicable Law.

(j) Payroll Reporting. In the United States, pursuant to IRS Revenue Procedure 2004-53, the Purchaser and the Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Business Employee.

(k) Communications. Prior to the Closing, any employee notices or communication materials (including website postings) from the Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter, shall be subject to the prior review and comment of the Seller, provided that the Seller shall not unreasonably delay review and comment or withhold approval to distribute any such notices or communication materials.

(l) No Third-Party Beneficiary Rights. This Section 7.05 is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of the Seller or any of its Affiliates, any Business Employee or any Former Employee, who is not a party to this Agreement. Nothing contained in this Agreement (express or implied) is intended to (i) create or amend, or require the Purchaser or its Affiliates to establish or maintain, any employee benefit plan or arrangement or (ii) confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment. No current or former employee of the Seller or any of its Affiliates, any Business Employee or any Former Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against the Purchaser, the Seller or any of its Affiliates under this Section 7.05.

(m) Labor and Employment Indemnities. The Seller shall indemnify the Purchaser and its Affiliates for any liability (including legal or other advisor costs) incurred by the Purchaser and/or its Affiliates arising from or in connection with (i) the employment or termination of any employee of the Seller or its Affiliates other than a Business Employee (an “Undisclosed Employee”) who (A) is employed by a Transferred Entity at the Closing Date; or (B) transfers to (or alleges transfer to), or is deemed to become employed by, the Purchaser or an Affiliate on or after the Closing Date in connection with the transactions contemplated by this Agreement; in each case provided the Purchaser or applicable Affiliate terminates the employment of such Undisclosed Employee within thirty (30) business days (or such longer period required under applicable Law) of the Purchaser or the relevant Affiliate becoming aware of such Undisclosed Employee remaining employed by the applicable Transferred Entity, or having transferred to (or such transfer having been alleged), or been deemed to become an employee of, the Purchaser or applicable Affiliate; provided that Seller’s obligations under clause (i) shall cease on the six (6) month anniversary of the Closing Date; and (ii) any failure by Seller or its Affiliates to comply with its or their Transaction Obligations (save where such failure is caused by an act or omission of the Purchaser or its Affiliates). The Purchaser shall indemnify the Seller and its Affiliates for any liability (including legal or other advisor costs) incurred by the Seller and/or its Affiliates arising from or in connection with any failure by the Purchaser or its Affiliates to comply with its or their Transaction Obligations (save where such failure is caused by an act or omission of the Seller or its Affiliates).

SECTION 7.06. Post-Closing Access.

(a) Each of the Purchaser and the Seller agrees that it shall, and shall cause its Affiliates to, preserve and keep the books of accounts and financial and other records held by it relating to the Business (including accountants’ work papers) for a period of seven (7) years from the Closing Date; provided that prior to disposing of any such records after such period, the applicable Person shall provide written notice to the other party of its intent to dispose of such records and shall provide such party with the opportunity to take ownership and possession of such records (at such party’s sole expense) within sixty (60) days after such notice is delivered. If either party does not confirm their intention in writing to take ownership and possession of such records within such sixty (60)-day period, the Person who possesses the records may proceed with the disposition of such records.

(b) After the Closing, the Seller and the Purchaser shall make, or cause to be made, all Records and other information and all employees and auditors, in each case, relating to the Business (including by making them available for interviews, review of files or pleadings, preparation and provision of witness statements, depositions, interrogatories, testimony, investigation and preparation in connection with any negotiations, legal or arbitration Action) available to the other, at such times and places as may be reasonably required by such party, and at the sole expense of the requesting party, (i) in connection with any Action involving or insurance claims by the Seller or the Purchaser, respectively, or any of their respective Affiliates, (ii) in order to enable the Seller or the Purchaser to comply with its obligations under this Agreement or any of the other Transaction Documents or (iii) for any other reasonable business purpose relating to the Seller, the Purchaser or any of their respective Affiliates, but excluding, in each case, any dispute between the Seller or any of its Affiliates, on the one hand, and the Purchaser or any of its Affiliates, on the other hand, except as would be required by applicable civil process or applicable discovery rules; provided that the reviewing party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business or the Retained Businesses, as applicable; provided, further that no party shall be obligated to provide such access or information if such party determines, in its reasonable judgment, that doing so would (A) result in the disclosure of trade secrets or competitively sensitive information of such party to third parties, (B) (upon advice of counsel) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (C) (upon advice of counsel) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (D) reasonably be prohibited by or inadvisable due to COVID-19 or any COVID-19 Measures. In any such event, at the requesting party’s reasonable request, the parties shall use their commercially reasonable efforts to develop an arrangement to provide such access and communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such Liability under Contract or prohibited or inadvisable action; provided that (i) the disclosing party shall not be required to incur any costs or expenses in connection therewith and (ii) if the Seller is the disclosing party, the Seller may redact portions of any information provided pursuant to this Section 7.06(b) to the extent such portions relate exclusively to the Retained Businesses. All requests for information made pursuant to this Section 7.06(b) shall be directed to the executive officer or other Person designated by the relevant disclosing party.

SECTION 7.07. Fees and Expenses. Except as specifically set forth herein, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

SECTION 7.08. Intercompany Accounts; Affiliate Agreements.

(a) Prior to the Closing, the Seller shall cause any amounts owed to or by any member of the Seller Group or Affiliate thereof, on the one hand, from or to the Business or the Transferred Entities, on the other hand (other than (i) pursuant to, or in accordance with, the Transaction Documents and (ii) amounts owed to or by any Transferred Entity from or to any other Transferred Entity), to be canceled, settled or otherwise discharged without any further or continuing Liability on the part of the Business or the Transferred Entities.

(b) The Seller shall cause all Contracts relating to the Business or the Transferred Entities or pursuant to which the Business or the Transferred Entities receives a benefit or is subject to an obligation, in each case which are made solely between or among members of the Seller Group, including any Contract to which any member of the Seller Group (other than the Transferred Entities), on the one hand, and a Transferred Entity, on the other hand are parties (each, an “Affiliate Agreement”), and Contracts entered into after the date hereof that would be Affiliate Agreements if in effect as of the date hereof, other than any Transaction Document, to be settled and terminated with respect to the Business and the Transferred Entities prior to the Closing without any further or continuing Liability on the part of the Purchaser or any of its Affiliates or any Transferred Entity.

SECTION 7.09. Tax Matters.

(a) Transfer Taxes. Notwithstanding anything herein to the contrary, Purchaser shall pay (or otherwise bear) 100% of any transfer, documentary, sales, use, value-added, stamp, registration and other similar Taxes or notarial fees (excluding, for the avoidance of doubt, income Taxes imposed by the PRC that are governed by Section 2.05(b)) incurred in connection with the transactions contemplated under this Agreement and the Local Transfer Agreement (collectively, “Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns after providing the other party with a reasonable opportunity to review and comment on such Tax Returns. The Seller and the Purchaser shall, and shall cause their respective Affiliates to, reasonably cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any available claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

(b) Carrybacks. Purchaser, on its own behalf and on behalf of its Affiliates and to the extent permitted by applicable Law, shall waive any right to use or apply in any Pre-Closing Tax Period any Tax asset, including any net capital loss, net operating loss, foreign Tax credit or research and development credit, of any Transferred Entity arising in any taxable period ending after the Closing Date.

(c) Tax Cooperation.

(i) Except as otherwise expressly provided in this Section 7.09, the Seller and the Purchaser shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate in connection with the filing of any Tax Return, any Section 338(h)(10) Election, determining a Liability for Taxes or the conduct of any Tax Action, in each case with respect to the Transferred Entities, the Business or Transfer Taxes for any Pre-Closing Tax Period, which cooperation shall include supplying any information in such Person’s possession that is reasonably requested in connection with any such Tax Return or Tax Action, provided that in no event (including pursuant to Section 7.06) shall the Seller be required to provide to any Person any Tax Return of a Seller Consolidated Group (it being understood that the Seller shall use commercially reasonable efforts to provide a redacted or pro-forma version of any such information reasonably necessary to Purchaser) and neither the Purchaser nor any of its Affiliates shall have any rights with respect to any Tax Action involving a Seller Consolidated Group. Purchaser shall use its commercially reasonable efforts to, and shall cause its Affiliates (including after Closing, the Transferred Entities) to use their commercially reasonable efforts to, take all actions (and refrain from taking certain actions) to the extent necessary to allow Seller to comply with its obligations with respect to the Business set forth in Section 2.6 (including, for the avoidance of doubt, by paying over to Seller any amounts received by the Purchaser that the Seller is required to pay Celtics under Section 2.6(c) of the Celtics TMA), Article III, Article IV, Section 7.1 and Article VIII of the Celtics TMA.

(ii) Subject to the last sentence of clause (i) of this Section 7.09(c), each party shall retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters of the Transferred Entities (other than any such records or documents that relate solely to a Seller Consolidated Group) for all Pre-Closing Tax Periods and Straddle Periods until the expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense (provided that any such notice must in any event be made in writing at least sixty (60) days prior to such disposition). Notwithstanding the foregoing, the Seller (A) shall not be required to transfer to the Purchaser any Tax Returns or any records or documents that relate to a Seller Consolidated Group and (B) shall use commercially reasonable efforts to provide a redacted or pro-forma version of the information described in clause (A) if requested by the Purchaser.

(d) Tax Returns.

(i) The Seller shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Transferred Entities for any Pre-Closing Tax Period (other than a Straddle Period) that are required to be filed after the Closing (the “Seller Prepared Returns”) in a manner consistent with past practices unless otherwise required by applicable Law. The Seller shall submit a draft of any Seller Prepared Return to the Purchaser for review and comment at least thirty (30) days prior to the Due Date of such Seller Prepared Return. The Seller shall consider in good faith any reasonable comments that the Purchaser provides to the Seller at least ten (10) days prior to the Due Date of such Seller Prepared Return, and, if the Seller revises such Seller Prepared Return, shall deliver a revised draft of such Seller Prepared Return to the Purchaser at least two (2) days prior to such Due Date. The Purchaser shall, and shall cause the Transferred Entities and their subsidiaries (as applicable) to, timely file such Seller Prepared Return (as so revised) prior to the applicable Due Date. For the avoidance of doubt, in no event will the Seller be required to provide any Tax Return of a Seller Consolidated Group.

(ii) The Purchaser shall prepare or cause to be prepared all Tax Returns of the Transferred Entities for any Straddle Period that are required to be filed after the Closing Date, other than any Seller Prepared Returns (the “Purchaser Prepared Returns”) in a manner consistent with past practices unless otherwise required by applicable Law. The Purchaser shall submit a draft of any Purchaser Prepared Return to the Seller for review and comment at least thirty (30) days prior to the Due Date of such Purchaser Prepared Return. The Purchaser shall revise such Purchaser Prepared Return to take into account all reasonable comments of the Seller provided at least ten (10) days prior to the applicable Due Date. The Purchaser shall, and shall cause the Transferred Entities and their subsidiaries (as applicable) to, timely file such Purchaser Prepared Return (as so revised) prior to the applicable Due Date, and promptly provide the Seller with a copy of the final version of such Purchaser Prepared Return.

(e) Refunds and Credits. The Seller shall be entitled to any Tax refund, credit, or offset against Taxes in lieu of a refund (including any interest paid or credited with respect thereto), in each case, that is attributable to any Indemnified Taxes, excluding any such refunds or credits that arise from the carryback of losses, deductions or credits that are generated in a Post-Closing Tax Period to a Pre-Closing Tax Period (a “Pre-Closing Period Tax Refund”). At the reasonable request of the Seller, the Purchaser shall (or shall cause the applicable Transferred Entity to) use commercially reasonable efforts to obtain, at Seller’s expense, any such refund from the applicable Taxing Authority. If the Purchaser or any of its Affiliates (including, following the Closing, any Transferred Entity) receives a Pre-Closing Period Tax Refund, the Purchaser shall pay (or cause the applicable Affiliate to pay) an amount equal to the Pre-Closing Period Tax Refund to the Seller, net of any Taxes and reasonable out-of-pocket costs incurred as a result of receiving the Pre-Closing Period Tax Refund, within ten (10) days after receipt thereof or entitlement thereto.

(f) Section 338(h)(10) Election. The Purchaser and the Seller shall make a joint election under Section 338(h)(10) of the Code (and any corresponding elections under state and local Tax Law) with respect to the purchase and sale of the Transferred U.S. Entity (the “Section 338(h)(10) Elections”) in accordance with applicable Law. The Seller and the Purchaser shall each deliver completed and executed copies of IRS Form 8023, required schedules thereto, and any similar state forms at the Closing in accordance with Sections 3.03(a)(ix) and 3.03(b)(v), or following the Closing as may be otherwise agreed by the parties. If any changes are required in these forms as a result of information which is first available after these forms are prepared, the parties will promptly make such changes. The Seller shall include any income, gain, loss, deduction or other Tax item resulting from such Section 338(h)(10) Elections on its Tax Returns to the extent required by applicable Law.

(g) Section 338(h)(10) Allocation.

(i) Within ninety (90) days following the Closing Date, the Purchaser shall provide the Seller with a proposed allocation statement allocating the “aggregate deemed sales price” (as such term is defined in U.S. Treasury Regulation Section 1.338-4) with respect to the Transferred U.S. Entity in accordance with the U.S. Treasury Regulations promulgated under Section 338(h)(10) of the Code and consistent with the Final Allocation Schedule (the “Purchaser Draft 338(h)(10) Allocation”).

(ii) If the Seller disagrees with the Purchaser Draft 338(h)(10) Allocation, the Seller may, within thirty (30) days after delivery of the Purchaser Draft 338(h)(10) Allocation, deliver a notice (the “Seller 338(h)(10) Allocation Notice”) to the Purchaser specifying the items with which the Seller disagrees and setting forth the Seller’s proposed allocation. If the Seller 338(h)(10) Allocation Notice is duly delivered, the Seller and the Purchaser shall, during the thirty (30) days following such delivery, use commercially reasonable efforts to reach agreement on the disputed items or amounts.

(iii) If the Seller and the Purchaser are unable to reach such agreement, the Seller and the Purchaser shall submit all matters that remain in dispute with respect to the Seller 338(h)(10) Allocation Notice (along with a copy of the Purchaser Draft 338(h)(10) Allocation marked to indicate those line items not in dispute) to an independent, nationally recognized accounting firm mutually agreed to by the Seller and the Purchaser (the “Reviewing Accountant”). The Seller and the Purchaser shall instruct the Reviewing Accountant to make a determination no later than thirty (30) days following the submission of such dispute, based solely on the written submissions of the Purchaser, on the one hand, and the Seller, on the other hand. The Reviewing Accountant shall adjust the Purchaser Draft 338(h)(10) Allocation based on these determinations.

All fees and expenses relating to the work, if any, to be performed by the Reviewing Accountant shall be borne equally by the parties.

(iv) The Purchaser Draft 338(h)(10) Allocation, (A) as prepared by the Purchaser if the Seller has not delivered a Seller 338(h)(10) Allocation Notice in accordance with Section 7.09(g)(ii), (B) or as adjusted pursuant to any agreement between the Seller and the Purchaser, or as adjusted by the Reviewing Accountant (in each case, the “Final 338(h)(10) Allocation”), shall, absent Fraud or a Final Determination to the contrary by a Taxing Authority, be conclusive and binding on the Seller and the Purchaser for all Tax purposes.

(v) The Seller and the Purchaser shall file and cause to be filed all Tax Returns and execute such other documents as may be required by any taxing authority, in a manner consistent with the Final 338(h)(10) Allocation, and shall not take any position inconsistent with the Final 338(h)(10) Allocation in the examination of any Tax Return, in any refund claim or in any Tax Action, in each case, unless otherwise required pursuant to a Final Determination.

(h) Tax Sharing Agreements. On or before the Closing Date, the Seller shall terminate, or cause to be terminated, the rights and obligations of the Transferred Entities with respect to any Tax sharing agreement or arrangement between any of the Transferred Entities, on the one hand, and the Seller or any of its Affiliates, on the other hand. Neither the Seller nor any of its Affiliates, on the one hand, nor the Transferred Entities, on the other hand, shall have any rights or obligations with respect to one another after the Closing in respect of any such agreement or arrangement.

(i) Tax Assets. To the extent permitted under applicable U.S. federal, state, local or non-U.S. Tax laws (using a “more-likely-than not” standard), the parties agree that any (i) Tax Assets that were generated in any Pre-Closing Tax Period and (ii) Tax deductions attributable to any Closing Transaction Expenses, shall be used (and in the case of a Straddle Period shall be deemed to be used) in a Pre-Closing Tax Period.

(j) Closing Date Actions. The Purchaser shall not, and shall not cause or permit any Affiliate (including a Transferred Entity) to, cause or permit any Transferred Entity to take any action on the Closing Date after the Closing outside the ordinary course of business.

(k) Post-Closing Actions. Following the Closing Date, except as contemplated under Section 7.09(f) or as required by applicable Law, the Purchaser will not (and will not cause or permit its Affiliates to), (A) make or change any Tax election with respect to any Transferred Entity that is effective for any Pre-Closing Tax Period, (B) amend any income Tax Return or other material Tax Return relating to a Pre-Closing Tax Period or (C) extend or waive any period for the assessment of any Tax of the Transferred Entities for any Pre‑Closing Tax Period, in each case, that could reasonably be expected to give rise to Taxes for which the Seller may be liable without the Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(l) Tax Actions.

(i) Following the Closing, if the Purchaser, any of its Affiliates or any of the Transferred Entities receives notice of any Tax Action that may give rise to a claim of indemnification against the Seller under this Agreement pursuant to Section 10.01(b)(iii), then the Purchaser shall give written notice to the Seller provided, however, that the failure to give such notice as provided herein shall not relieve the Seller of its obligations under Section 10.01(b)(iii) except to the extent that the Seller is actually and materially prejudiced thereby.

(ii) The Seller shall have the right, at its own expense and upon written notice to the Purchaser, to control the conduct of such Tax Action; provided, that, except with respect to a Tax Action that relates to a Seller Consolidated Group, the Seller (A) shall keep the Purchaser reasonably informed of the status of developments with respect to such Tax Action and (B) shall not, and shall cause its Affiliates not to, settle, compromise or concede any such Tax Action that could reasonably be expected to have an adverse effect on the Purchaser or any of its Affiliates without the prior written consent of the Purchaser, which shall not be unreasonably withheld, delayed, or conditioned.

(iii) Other than Tax Actions for which the Seller has exercised its right to control pursuant to Section 7.09(l)(ii) and any Tax Action that relates to a Seller Consolidated Group, the Purchaser shall have the sole right to represent the Transferred Entities’ interests in all Tax Actions, provided, however, that with respect to any Tax Action that may give rise to a claim of indemnification against the Seller under this Agreement pursuant to Section 10.01(b)(iii), the Purchaser (A) shall keep the Seller reasonably informed of the status of developments with respect to such Tax Action and (B) shall not, and shall cause its Affiliates not to, settle, compromise or concede any such Tax Action without the prior written consent of the Seller, which shall not be unreasonably withheld, delayed, or conditioned.

(m) Survival. Notwithstanding any provision in this Agreement to the contrary, the provisions in this Section 7.09 shall survive the Closing until sixty (60) days after the expiration of the applicable statute of limitations for the underlying Tax or Tax matter (taking into account any applicable extensions or waivers thereof).

SECTION 7.10. Replacement of Seller Guarantees. On or prior to the Closing, the Purchaser shall use its commercially reasonable efforts to, and Selling Entities shall provide all reasonable assistance as is necessary to the Purchaser to, cause the replacement, effective as of the Closing, of all guarantees, letters of credit and bonds, other sureties and performance guarantees provided by the Seller or any of its respective Affiliates (other than the Transferred Entities) in respect of the Business and the Transferred Entities, including those set forth on Section 7.10 of the Disclosure Letter (the “Credit Support Items”), which replacement shall include a release, in a form reasonably acceptable to the Seller, of all obligations undertaken by the Seller or the applicable Affiliate thereof effective as of the Closing; provided that if any Credit Support Item is not replaced effective as of the Closing, the Purchaser shall use its commercially reasonable efforts to replace such Credit Support Items as promptly as practicable after the Closing. Subject to the terms hereof, the Purchaser shall indemnify the Seller Indemnitees against, and hold each of them harmless from, any and all Losses (including all out-of-pocket costs and expenses incurred by them to maintain any Credit Support Item after the Closing) arising after the Closing that are incurred or suffered by any Seller Indemnitee related to or arising out of any Credit Support Item that is not replaced or released as of the Closing.

SECTION 7.11. Payments from Third Parties. In the event that, on or after the Closing Date, the Seller, on the one hand, or the Purchaser, on the other hand, shall receive any payments or other funds due to the other pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 7.12. Further Assurances. After the Closing Date, subject to the terms of this Agreement, each party shall, and shall cause its Subsidiaries (including, in the case of the Seller, the Selling Entities) to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by the other party in order to evidence or consummate the Transactions and comply with the terms of this Agreement and the other Transaction Documents.

SECTION 7.13. R&W Insurance. Promptly following the execution of this Agreement, the Purchaser or an Affiliate thereof will take all necessary actions to bind the Purchaser’s coverage under a Purchaser-side representations and warranties insurance policy naming the Purchaser as an insured and providing coverage for certain Losses incurred by the Purchaser and its Affiliates related to this Agreement (the “R&W Insurance Policy”). The premiums, underwriting fees, retention amounts, brokers’ commissions and other costs and expenses relating to such R&W Insurance Policy shall be the sole responsibility of the Purchaser, without limiting the right of the Purchaser to receive indemnification payments under Article X that may be applied towards the retention amount relating to the R&W Insurance Policy. Prior to the Closing, Selling Entities shall provide, and shall cause their Affiliates to provide, such cooperation in connection with the arrangement of the R&W Insurance Policy as may be reasonably requested by the Purchaser and which is necessary, customary or advisable in connection with the Purchaser’s efforts to obtain the R&W Insurance Policy. The Purchaser will use reasonable best efforts to comply in all material respects with all of its obligations under the R&W Insurance Policy necessary to the binding of the R&W Insurance Policy. A true and complete copy of such R&W Insurance Policy shall be delivered to the Seller prior to the Closing and shall provide that Liberty Surplus Insurance Corporation (the “R&W Insurer”) shall have no right of subrogation against the Sellers or any of their Affiliates, and the R&W Insurer has waived any such right of subrogation, except in the case of Fraud by such Seller. The Purchaser agrees that, from and after the issuance of the R&W Insurance Policy, it will not amend, modify, terminate or waive any provision of the R&W Insurance Policy in any manner that would be inconsistent with the foregoing or that would otherwise reasonably be expected to adversely impact the Seller or any of its Affiliates in any material respect (it being understood that, subject to Section 10.07(b), the Purchaser shall have the right to make all decisions in its sole discretion with respect to any claims under the R&W Insurance Policy, including whether or not to pursue a claim under the R&W Insurance Policy).

SECTION 7.14. No Solicitation; No Hire; Non-Compete.

(a) The Seller agrees that, from and after the Closing until the second (2nd) anniversary of the Closing Date, it shall not, and shall cause each other member of the Seller Group not to, directly or indirectly, hire, retain, solicit for employment or induce or attempt to induce to leave the employ of the Purchaser or its applicable Affiliate any Transferred Employee; provided that the foregoing shall not apply to (i) solicitations made by generalized advertisement of employment opportunities, including in trade or industry publications and generalized employee searches by headhunters, search firms or the Seller’s internal human resources department (in any such case not intentionally directed at Transferred Employees), or any hiring or retention that results therefrom, (ii) any employee whose employment was terminated by the Purchaser or an Affiliate of the Purchaser at any time or (iii) any other employee who voluntarily resigned their employment with the Purchaser or an Affiliate of the Purchaser more than six (6) months prior to such hiring, retention, solicitation or inducement.

(b) Without limiting Section 11 of the Confidentiality Agreement, the Purchaser agrees that, from and after the Closing until the second (2nd) anniversary of the Closing Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, hire, retain, solicit for employment or induce or attempt to induce to leave the employ of the Seller Group any employee of the Seller Group as of the Closing Date where a Transferred Employee has any direct or indirect role in such solicitation, inducement, hiring or retention, whether by identifying or introducing the Purchaser or its Affiliate to such employee, opining on or confirming information related to such employee or his or her skills, directing or encouraging others to take any actions, or otherwise; provided that the foregoing shall not apply to (i) solicitations made by generalized advertisement of employment opportunities, including in trade or industry publications and generalized employee searches by headhunters, search firms or the Purchaser’s internal human resources department (in any such case not intentionally directed at employees of the Seller Group) or any hiring or retention that results therefrom, (ii) any employee whose employment was terminated by a member of the Seller Group at any time or (iii) any other employee who voluntarily resigned their employment with the Seller Group more than six (6) months prior to such hiring, retention, solicitation or inducement.

(c) For a period from the date hereof until the third (3rd) anniversary of the Closing Date (the “Non-Competition Period”), the Seller shall not, and shall cause its controlled Affiliates not to, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the Business in any geographic location anywhere in the world (a “Restricted Business”); provided, however, that (i) the restrictions contained in this Section 7.14(c) shall not restrict the acquisition by the Seller or its controlled Affiliates, directly or indirectly, of less than 5% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business, (ii) Seller and its Affiliates shall be entitled to acquire any business or Person engaged in a Restricted Business if it accounts for less than ten percent (10%) of such business’ or Person’s revenue as reflected on such businesses’ or Person’s latest annual financial statements, (iii) owning any securities through any bona fide employee benefit plan of the Seller or its Affiliates or (iv) performing any activities required or contemplated by this Agreement, Transition Services Agreement or the other Ancillary Agreements.

(d) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any of the provisions of this Section 7.14 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Section 7.14 and to enforce specifically the terms and provisions of this Section 7.14 without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.14(d), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

(e) The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 7.14 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy shall be enforced against the applicable party to the maximum extent permitted under applicable Law.

SECTION 7.15. Exclusivity.

(a) The Seller hereby agrees that, during the period beginning on the date hereof and continuing until the earlier of (x) the Closing and (y) the date this Agreement is validly terminated pursuant to Section 9.01 (the “Exclusivity Period”), the Seller will not, nor will it permit any of its Affiliates, the Transferred Entities or its and their respective Representatives to, directly or indirectly, enter into any agreement or arrangement with, solicit or knowingly encourage or facilitate offers or inquiries from, provide information, or access to properties or assets, to or discuss or negotiate with, any Person (other than the Purchaser and its Affiliates) relating to any Alternative Proposal.

(b) For purposes of this Section 7.15 the term “Alternative Proposal” means any proposal relating to (i) any direct or indirect acquisition or purchase of all or any portion of the equity interests of, or all or a material portion of the assets of, the Transferred Entities or the Business, (ii) any merger, consolidation, amalgamation, take-over or business combination in respect of Transferred Entities or the Business or (iii) the liquidation or dissolution (or the adoption of a resolution relating to liquidation or dissolution) of the Transferred Entities.

SECTION 7.16. Update of Business Employee List and Business Service Provider. Prior to the Closing Date, Seller will provide the Purchaser with an updated version of the list of Business Employees and Business Service Providers contemplated by Section 4.13(a) that will identify, in addition to the information set forth in Section 4.13(a), each Business Employee’s and Business Service Providers’ name (to the extent permitted by applicable Law).

SECTION 7.17. Connecticut Transfer Act Compliance.

(a) The parties acknowledge and agree that (i) the Transactions contemplated by this Agreement require certain filings and actions under the provisions and requirements of the Connecticut Transfer Act, Conn. Gen. Stat. Ann. §§ 22a-134 to -134e, as amended (the “CTA”), with respect to the Bloomfield Property and the business operations of the Transferred U.S. Entity thereat and (ii) the Transferred U.S. Entity (y) shall be the certifying party (to the extent such certification is required) with respect to such filings and actions and (z) except as otherwise provided in this Agreement, as between the parties, shall otherwise be solely responsible for all obligations, costs and expenses associated with compliance with the CTA in connection with the Transactions contemplated by this Agreement; provided, (A) following the date of this Agreement and prior to the Closing, the Seller shall cause the Transferred U.S. Entity to complete and provide to the Purchaser for signature, and the Purchaser shall provide the Seller and the Transferred U.S. Entity with any information and/or signatures that may be required for the Transferred U.S. Entity to finalize, a “Form III (Real Estate)” (“Form III”) and “Environmental Condition Assessment Form” (“ECAF”), in each case as necessary to comply with the CTA in connection with the Transactions and (B) within 10 days after the Closing, the Seller shall file such Form III and ECAF, along with required fee payment and electronic transmittal forms, with the Connecticut Department of Energy and Environmental Protection (“DEEP”) as required under the CTA and applicable DEEP instructions and guidance, and the Seller shall pay the filing fee applicable to such filing. The Seller shall promptly provide written confirmation to the Purchaser that the CTA filing (date-stamped hard copy and electronic file-transfer submittals) has been completed, along with a copy of such filing.

(b) After the Closing, the Purchaser shall cause the Transferred U.S. Entity to provide the Seller with (i) updates on the status and cost of the Transferred U.S. Entity’s activities to comply with the CTA as the Seller may reasonably request and (ii) a reasonable opportunity to comment on any work plans, investigation and remedial reports and governmental submissions to or written agreements with any Governmental Authority relating to such CTA activities and compliance, which the Purchaser shall cause the Transferred U.S. Entity to reasonably consider, but will not obligate the Transferred U.S. Entity to accept or implement, prior to finalizing such plans, reports, submissions or agreements.

(c) From the date hereof and continuing after the Closing, (i) the Seller shall provide the Purchaser with reasonable access to information (subject to reasonable confidentiality conditions of the Seller and which the Seller does not reasonably determine is privileged) reasonably requested by the Purchaser with respect to the Celtics SDA transactions that is reasonably necessary for the Transferred U.S. Entity to assert or pursue a claim for indemnification under the Celtics SDA for the costs of complying with its obligations under this Section 7.17 (a “Celtics SDA CTA Indemnity Claim”) and (ii) the Seller shall not amend the Celtics SDA in a manner that would be materially adverse to the Transferred U.S. Entity’s indemnification rights under Schedule 1.6(b)(vi)(5)(a) of the Celtics SDA.

(d) After the Closing, (i) the Purchaser and the Transferred U.S. Entity shall control all Celtics SDA CTA Indemnity Claims by the Transferred U.S. Entity against Celtics or any other party to the Celtics SDA with respect to the Bloomfield Property, (ii) the Seller shall cooperate, using commercially reasonable efforts, with the Purchaser and the Transferred U.S. Entity with respect to efforts by the Transferred U.S. Entity to make such Celtics SDA CTA Indemnity Claim, including cooperating, using commercially reasonable efforts, with respect to triggering any dispute resolution procedures under Article 8 of the Celtics SDA that become reasonably necessary in the pursuit of such claim for indemnification.

SECTION 7.18. Transferred Czech Assets.

(a) Prior to the Closing, the Seller shall cause Kollmorgen to assign and convey all right, title and interest in the Transferred Czech Assets to the Transferred U.S. Entity, and the

Transferred U.S. Entity to assume the Transferred Czech Assets, such that at the Closing the Transferred U.S. Entity has good and valid title to the Transferred Czech Assets free and clear of all Liens (other than Permitted Liens). The Seller shall use commercially reasonable efforts to cause the Transferred Czech Assets to be physically transferred to the Bloomfield, Connecticut facility of the Transferred U.S. Entity prior to Closing; provided, that is the parties agree that, unless otherwise agreed upon by the parties in writing, such transfer shall occur prior to October 1, 2022; provided, further, that (i) if such transfer is not accomplished prior to Closing then such transfer shall be completed as a service pursuant to the Transition Services Agreement and (ii) the Purchaser shall be solely responsible for all obligations, costs and expenses associated with the physical transfer of such Transferred Czech Assets to the Bloomfield, Connecticut facility and in no event shall the Seller or any of its Subsidiaries be required to bear any cost or expense, pay any fee, enter into any definitive agreement or incur any other liability in connection with such transfer, in each case that is not reimbursed or indemnified by the Purchaser.

(b) The parties shall use their respective commercially reasonable efforts to obtain the consent of MAN Truck & Bus SE to the assignment and transfer of the Man Contract pursuant to Section 7.18(a). If such consent is not obtained on or before the Closing Date, this Agreement shall not constitute an agreement to assign or transfer the Man Contract or any claim or right or any benefit arising thereunder or resulting therefrom until such consent is obtained and the Seller shall use its commercially reasonable efforts to (i) obtain such required consent as soon as practical following the Closing Date, (ii) provide to the Transferred U.S. Entity the benefits of the Man Contract; provided that the Purchaser shall cause the Transferred U.S. Entity to fulfill the corresponding obligations to the extent the Transferred U.S. Entity would have been responsible therefor if such consent had been obtained and the Man Contract had been assigned to the Transferred U.S. Entity pursuant to Section 7.18(a), (iii) cooperate in any reasonable and lawful arrangement designed to provide such benefits to the Transferred U.S. Entity and (iv) enforce at the request of the Purchaser and for the account of the Transferred U.S. Entity any rights of the Seller and its Affiliates arising under the Man Contract (including the right to elect to terminate such Contract in accordance with the terms thereof upon the request of the Purchaser). The Purchaser shall indemnify and hold harmless the Seller Group for any Losses incurred in connection with any action taken by the Seller pursuant to this Section 7.18(b).

SECTION 7.19. Required Action. Prior to the Closing Date, the Seller and the Purchaser shall take the actions set forth on Schedule 7.19 of the Disclosure Letter.

SECTION 7.20. USMCA Compliance.

(a) As promptly as practicable following the date hereof, the Seller shall use its reasonable best efforts to obtain certifications of origin for materials claimed to be of U.S., Mexican or Canadian origin from vendors whose materials collectively constitute in excess of 60% of the bill of materials for products manufactured by the Business and used in each of the engine platforms specified in Section 7.20(a) of the Disclosure Letter; provided, that such use of reasonable best efforts shall not require the Seller to (i) require the Seller or its Affiliates to pay money or offer or make any concession to such vendors, (ii) provide any underlying bill of materials to the Purchaser or (iii) share with the Purchaser any information related to the cost of materials.

(b) Promptly following the date hereof, as part of transition planning, the Seller and the Purchaser shall use their commercially reasonable efforts to develop procedures for the Business to audit the country of origin of materials claimed to be of U.S., Mexican or Canadian origin, which efforts shall not require the Seller to (i) take any steps that would be effective prior to the Closing, (ii) incur any unreimbursed costs, (iii) provide any underlying bill of materials to the Purchaser, (iv) share with the Purchaser any information related to the cost of materials or (v) take any other action that would cause an undue burden on the Seller’s business or would interfere with the normal course operations of the Transferred Entities.

SECTION 7.21. Specified Contract. The parties shall use their commercially reasonable efforts and negotiate in good faith, acting reasonably, to agree on the terms and conditions of a supply contract between the Business and the Purchaser (the “DSA”) as promptly as reasonably practicable after the date hereof; provided, that, (i) the parties agree that DSA shall have as key terms (a) the key terms described in Sections 3, 4, 5, 19, 29.1, 29.2 and Appendix A-Master Parts List of the current draft supply contract being negotiated between the Business and the Purchaser attached as Section 7.21(a) of the Disclosure Letter (the “Current Draft DSA”) and (b) that, upon a change of control of the Business or the Transferred Entities, the DSA shall remain in full force and effect and shall not be terminable by either the Business or the Transferred Entities, on one hand, or the Purchaser, on the other hand (collectively, the “Key DSA Terms”) and (ii) although the parties will use the Current Draft DSA as the basis for commencing such good faith negotiations, the parties acknowledge and agree that none of the terms or conditions in the Current Draft DSA, other than the Key DSA Terms, are mutually agreed by the parties as of the date hereof and to the extent that any terms of the DSA have not been agreed by the parties on the date that is four weeks from the date hereof (the “Negotiation Period”), the parties shall promptly execute a form of the DSA which includes the Key DSA Terms and other terms and conditions that the parties mutually agree during the Negotiation Period, with any unresolved terms to be resolved by inserting applicable provisions that are consistent with the analogous provisions in the Contract set forth in Section 7.21(b) of the Disclosure Letter.

ARTICLE VIII
Conditions to Closing

SECTION 8.01. Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a) Legal Prohibition. No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent Judgment issued by a court or other Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect, in each case having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b) Governmental Approvals. (i) The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) the Consents of any other Governmental Authorities set forth in Section 8.01(b) of the Disclosure Letter shall have been received and shall be in full force and effect.

SECTION 8.02. Additional Conditions to Obligations of the Purchaser. The obligations of the Purchaser to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by the Purchaser on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties of the Seller. (i) The Seller Fundamental Representations shall be true and correct in all material respects, in each case at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) except, in the case of this clause (i), without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, (ii) the representations and warranties of the Seller contained in Section 4.08(a)(ii) shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date, and (iii) all other representations and warranties of the Seller contained in Article IV shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect. The Purchaser shall have received a certificate signed on the Seller’s behalf by a duly authorized officer of the Seller to such effect, dated as of the Closing Date.

(b) Performance of Obligations. The Seller shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date. The Purchaser shall have received a certificate signed on the Seller’s behalf by a duly authorized officer of the Seller to such effect, dated as of the Closing Date.

(c) CTA Compliance. The Transferred U.S. Entity shall have provided Purchaser in all material respects the applicable forms, including if applicable final executed copies of the Form III and ECAF, to the extent required under the CTA to consummate the Transactions contemplated by this Agreement.

SECTION 8.03. Conditions to Obligations of the Seller. The obligations of the Seller to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by the Selling Entities on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties of the Purchaser. (i) The Purchaser Fundamental Representations shall be true and correct in all material respects, in each case at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) except, in the case of this clause (i), without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein, and (ii) all other representations and warranties of the Purchaser contained in Article V shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “prevent or materially delay, interfere with, hinder or impair” set forth therein) would not, individually or in the aggregate prevent or materially delay, interfere with, hinder or impair (A) the consummation of any of the Transactions on a timely basis or (B) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party. The Seller shall have received a certificate signed on the Purchaser’s behalf by a duly authorized officer of the Purchaser to such effect, dated as of the Closing Date.

(b) Performance of Obligations of the Purchaser. The Purchaser shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date. The Seller shall have received a certificate signed on the Purchaser’s behalf by a duly authorized officer of the Purchaser to such effect, dated as of the Closing Date.

SECTION 8.04. Frustration of Closing Conditions.

(a) Neither the Purchaser, on the one hand, nor the Seller, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Person’s failure to act in good faith or to use efforts to cause the Closing to occur to the extent set forth in this Agreement, including as required (or expressly disclaimed) by Section 7.01 (any such Person, a “Breaching Party”).

(b) Notwithstanding Section 8.04(a), neither the Purchaser, on the one hand, nor the Seller, on the other hand, shall seek specific performance to require the other party, if the other party is a Breaching Party, to consummate the Transactions contemplated hereby if any conditions set forth in Section 8.01(a) or Section 8.01(b) have not been satisfied; provided, for the avoidance of doubt, the agreement pursuant to this Section 8.04(b) not to so seek specific performance against a Breaching Party shall not be deemed a waiver of, or excuse, any obligation of the Breaching Party, giving full effect to Section 8.04(a), to consummate the Transactions when and as required by this Agreement.

ARTICLE IX
Termination

SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Seller and the Purchaser;

(b) by the Seller or the Purchaser, by written notice to the other:

(i) if the Closing shall not have occurred on or before the date that is twelve (12) months after the date of this Agreement (the “Termination Date”); provided that if on such date any Required Action is required to be completed but has not yet been completed and all of the conditions set forth in Article VIII have been satisfied (other than those conditions that (A) by their terms are to be satisfied at Closing, provided that such conditions are reasonably capable of being satisfied if the Closing were to occur or (B) relate to completion of any Required Action), then the Termination Date shall be automatically extended to the date that is 90 (ninety) days after the original Termination Date; provided, further, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose breach of any obligation under this

Agreement has been the primary cause of the failure of the Closing to occur on or before the Termination Date; or

(ii) if any Governmental Authority of competent jurisdiction has issued a Judgment permanently enjoining, restraining or otherwise preventing or making illegal the consummation of the Transactions and such Judgment shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of the issuance of such Judgment;

(c) by the Purchaser, if the Seller shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.02(a) or 8.02(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, the Seller shall not have commenced good faith efforts to cure the breach or failure to perform within twenty (20) days following receipt by the Seller of written notice of such breach or failure to perform from the Purchaser stating the Purchaser’s intention to terminate this Agreement pursuant to this Section 9.01(c) and the basis for such termination and thereafter be continuing such good faith efforts; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if the Purchaser is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(d) by the Seller, if the Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.03(a) or 8.03(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, the Purchaser shall not have commenced good faith efforts to cure the breach or failure to perform within twenty (20) days following receipt by the Purchaser of written notice of such breach or failure to perform from the Seller stating the Seller’s intention to terminate this Agreement pursuant to this Section 9.01(d) and the basis for such termination and thereafter be continuing such good faith efforts; provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Seller is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

(e) The party seeking to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other party in accordance with Section 11.01, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

SECTION 9.02. Effect of Termination.

(a) In the event of termination of this Agreement by either the Seller or the Purchaser as provided in Section 9.01 then this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of any party or their respective Representatives, other than Section 4.20, Section 5.06, the first sentence of Section 7.03(b), this Section 9.02 and Article XI and the Confidentiality Agreement, all of which shall survive such termination; provided that such termination shall not relieve any party or their respective Representatives from any Liability or obligation to the other party to the extent that such termination results from (A) a Willful Breach of any covenant or agreement set forth in this Agreement by such first party or (B) Fraud by such first party. Nothing in this Section 9.02 shall be deemed to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

(b) In the event that (i) all of the conditions set forth in Article VIII, except for the condition set forth in Section 8.01(a) (solely with respect to a Restraint under United States Antitrust Laws or the Laws of the applicable jurisdictions relating to the Consent of the Governmental Authorities set forth in Section 8.01(b) of the Disclosure Letter) or Section 8.01(b), have been satisfied (other than those conditions that by their terms are to be satisfied at Closing; provided that such conditions are reasonably capable of being satisfied if the Closing were to occur) and (ii) this Agreement is terminated by the Seller pursuant to Section 9.01(b)(i) or 9.01(b)(ii), then the Purchaser shall pay, or cause to be paid, to the Seller an amount equal to $20,000,000 (the “Purchaser Termination Fee”) within five (5) business days after such termination. In no event shall the Purchaser be required to pay the Purchaser Termination Fee on more than one occasion.

(c) In the event that the Purchaser fails to timely pay or cause to be paid the Purchaser Termination Fee when due in accordance with the requirements of this Agreement, the Purchaser shall pay reasonable and documented costs and expenses in connection with collecting the Parent Termination Fee (including reasonable and documented attorneys’ fees), together with interest on the unpaid Purchaser Termination Fee commencing on the date that the Purchaser Termination Fee became due until payment of the Purchaser Termination Fee, at the prime rate as published in the Wall Street Journal on the date such payment of the Purchaser Termination Fee became due.

(d) Each of the Seller and the Purchaser acknowledges that (i) the agreements contained in this Section 9.02 are an integral part of the transactions contemplated by this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where the Purchaser Termination Fee is payable are uncertain and incapable of accurate calculation and, therefore, the amounts payable pursuant to Section 9.02(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate the Seller, except in the case of a Willful Breach of this Agreement by the Purchaser, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, and (iii) without the agreements contained in this Section 9.02, the parties would not have entered into this Agreement.

(e) Except in the event of Willful Breach of this Agreement by the Purchaser, (i) the Seller’s right to terminate this Agreement and receive the Purchaser Termination Fee pursuant to Section 9.02(b), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Seller and any Seller Related Party against the Purchaser or any Purchaser Related Party, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement or failure to perform hereunder or other failure of the transactions contemplated by this Agreement to be consummated and (ii) the amount of the

Purchaser Termination Fee is intended to serve as a cap on the maximum aggregate liability of the Purchaser and the Purchaser Related Parties in the event of a termination of this Agreement giving rise to payment of the Purchaser Termination Fee for any Losses suffered or incurred by the Seller or any Seller Related Party in connection with this Agreement (or the termination hereof) and the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination. For the avoidance of doubt, upon payment of the Purchaser Termination Fee, except in the event of Willful Breach of this Agreement, neither the Purchaser or any Purchaser Related Parties shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that nothing in this Section 9.02 shall be deemed to affect their respective rights to specific performance under Section 11.09 (subject to the terms and conditions set forth therein), including the Seller commencing an Action to collect the Purchaser Termination Fee pursuant to this Section 9.02; provided, that in no circumstances shall the Seller be permitted or entitled to receive both (i) a grant to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.09, on the one hand, and (ii) any monetary damages whatsoever, including payment of the Purchaser Termination Fee, if applicable, on the other hand, in each case in connection with the Purchaser’s failure to consummate the transactions contemplated by this Agreement when required to do so pursuant to this Agreement or termination of this Agreement.

ARTICLE X
Indemnification

SECTION 10.01. Survival.

(a) The parties hereto, intending to modify any applicable statute of limitations, agree that (a) representations and warranties in this Agreement (other than the Seller Fundamental Representations and the Purchaser Fundamental Representations) shall terminate on the twelve (12) month anniversary of the Closing Date; (b) the Seller Fundamental Representations and the Purchaser Fundamental Representations shall terminate on the three (3) year anniversary of the Closing Date; (c) the covenants and agreements contained in Section 6.01, Section 7.08(b) and Section 7.18 will survive until the six (6) month anniversary of the Closing Date; and (d) all covenants and agreements contained in this Agreement that, by their terms, contemplate performance thereof following the Closing (including indemnification obligations), or otherwise expressly by their terms survive the Closing, will survive the Closing until fully performed in accordance with their terms. Notwithstanding anything to the contrary contained herein, the provisions of this Section 10.01 shall not, and shall not be deemed or construed to, waive or release any Claim for Fraud against any Person.

(b) The Seller agrees to defend, indemnify and hold harmless each Purchaser Related Party from and against any and all Losses incurred by such Purchaser Related Party (whether or not such Losses involve a Third Person Claim (as defined below)) in connection with, arising from or relating to:

(i) (A) any breach of any warranty or the inaccuracy of any representation of the Seller contained in Article IV of this Agreement, in each case without giving effect to any

“Material Adverse Effect” or other materiality qualifications limiting the scope of such representation or warranty, or (B) any inaccuracy in any certificate delivered by or on behalf of the Selling Entities pursuant to Section 8.02(a) hereto;

(ii) any breach by the Selling Entities of any of their covenants or agreements or the failure of the Selling Entities to perform any of their obligations contained herein;

(iii) Indemnified Taxes; or

(iv) subject to the provisions of Section 10.07, the obligations of the Transferred U.S. Entity to comply after the Closing Date with the requirements of the CTA pursuant to Section 7.17 as a result of the Transactions contemplated by this Agreement (“CTA Losses”) solely to the extent such CTA Losses are not actually recovered from or directly paid by Celtics (or its Affiliate or legal successor) under the indemnification provided for pursuant to Schedule 1.6(b)(vi)(5)(a)(2) of the Celtics SDA (including, for the avoidance of doubt, the reasonable and documented out-of-pocket expenses of one external counsel reasonably incurred by such Indemnified Party in connection with seeking recovery under the Celtics SDA); provided that (A) prior to seeking and being eligible for indemnification from Seller under this Section 10.01(b)(iv), such Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery of such CTA Losses under the indemnification provided for pursuant to Schedule 1.6(b)(vi)(5)(a)(2) of the Celtics SDA; (B) the Seller shall not be required to defend, indemnify and hold harmless any Purchaser Related Party under this Section 10.01(b)(iv) with respect to CTA Losses incurred by Purchaser Related Parties until the aggregate amount of such CTA Losses subject to indemnification by the Seller exceeds $1,000,000 (one million) (the “CTA Deductible”), in which case Seller shall only be responsible under this Section 10.01(b)(iv) for fifty percent (50%) of the Losses in excess of the CTA Deductible; (C) in no event shall the aggregate amount required to be paid by the Seller pursuant to Article X of this Agreement with respect to CTA Losses exceed $3,500,000 (three and one half million) (the “CTA Cap”); and (D) Seller’s obligation to defend, indemnify and hold harmless each Purchaser Related Party from and against any CTA Losses shall terminate upon the earlier occurrence of the CTA Cap being reached or expiration of the applicable statutory audit period for the DEEP to audit the completion of the Transferred U.S. Entity’s obligations to comply with the CTA as a result of the Transaction;

provided, however, that:

(A) the Seller shall not be required to defend, indemnify and hold harmless under clause (i) of this Section 10.01(b) with respect to (1) Losses incurred by Purchaser Related Parties (other than Losses incurred with respect to breaches or inaccuracies of the Seller Fundamental Representations, as to which this clause (A) shall have no effect) until the aggregate amount of such Losses subject to indemnification by the Seller exceeds $1,625,000 (the “Basket”); provided, that once the amount of the Basket is exceeded, Purchaser Related Parties shall, in accordance with and subject to the limitations in this Article X, be entitled to recover the aggregate amount of all Losses in excess of the Basket, (2) CTA Losses or (3) any Loss in connection with, related to or arising from any breach or inaccuracy of any representation or warranty of the Seller contained in this Agreement that is (x) not in respect of a Breach (as defined in the R&W Insurance Policy) of such representation or warranty or (y) excluded from the Losses for which the Insurer (as defined in the R&W Insurance Policy) would be liable under the R&W Insurance Policy because of the exclusions set forth in Section 5 of the R&W Insurance Policy; and

(B) in no event shall the aggregate amount required to be paid by the Seller pursuant to clause (i) of Section 10.01(b), except in respect of breaches or inaccuracies of Seller Fundamental Representations, exceed $1,625,000 (the “Cap”); provided, that notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate amount required to be paid by the Seller pursuant to (1) clause (i) of Section 10.01(b) in respect of breaches or inaccuracies of Seller Fundamental Representations or (2) clause (iii) of Section 10.01(b) exceed the Purchase Price (the “Purchase Price Cap”).

(c) The indemnification provided for in Section 10.01(b)(i) and (ii) shall terminate when the applicable representation, warranty, covenant or agreement terminates in accordance with Section 10.01(a) (and no claims shall be made by any Purchaser Related Party under Section 10.01(b)(i) or (ii) thereafter), except that the indemnification by the Seller shall continue as to any Loss of which any Purchaser Related Party has notified the Seller in accordance with the requirements of Section 10.02 on or prior to the date such indemnification would otherwise terminate in accordance with Section 10.01(a), as to which the obligation of the Seller shall continue until the liability of the Seller shall have been determined pursuant to this Article X, and the Seller shall have reimbursed all Purchaser Related Parties for any amount of such Loss for which the Seller is obligated in accordance with this Article X. The indemnification provided for in Section 10.01(b)(iii) shall survive until sixty (60) days after the expiration of the applicable statute of limitations for the underlying Tax or Tax matter (taking into account any applicable extensions or waivers thereof).

(d) Any indemnification owed by the Seller to the Purchaser Related Parties with respect to the Seller Fundamental Representations pursuant to clause (i) of Section 10.01(b) or pursuant to clause (iii) of Section 10.01(b) shall be satisfied: (i) first, to the extent that the claim is covered by the R&W Insurance Policy and the Retention Amount Remainder is greater than zero (0), directly from the Seller, up to the Retention Amount Remainder, (ii) second, to the extent the claim is covered by the R&W Insurance Policy, from and against the R&W Insurance Policy until such coverage under the R&W Insurance Policy is exhausted or unavailable and (iii) finally, directly against the Seller up to the Purchase Price Cap.

(e) The Purchaser agrees to defend, indemnify and hold harmless each Seller Related Party from and against any and all Losses incurred by such Seller Related Party (whether or not such Losses involve a Third Person Claim) in connection with, arising from or relating to:

(i) (A) any breach of any warranty or the inaccuracy of any representation of the Purchaser contained in Article V of this Agreement, in each case without giving effect to any “Material Adverse Effect” or other materiality qualifications limiting the scope of such representation or warranty, or (B) any inaccuracy in any certificate delivered by or on behalf of the Purchaser pursuant to Section 8.03(a) hereto;

(ii) any breach by the Purchaser of any of its covenants or agreements or the failure of the Purchaser to perform any of their obligations contained in this Agreement; or

(iii) subject to Section 10.07, complying with the requirements of the CTA as a result of the Transactions contemplated by this Agreement (other than relating to the performance of the obligations for which the Seller is responsible pursuant to Section 7.17) (“Seller CTA Losses”), other than those for which Seller is required to provide indemnification to Purchaser Related Parties pursuant to Section 10.01(b)(iv); provided, however, that, except in the event such Seller CTA Losses incurred by such Seller Related Party result from the Transferred U.S. Entity’s failure to satisfy the obligations for which it is responsible pursuant to Section 7.17 after the Closing, (A) the Purchaser shall not be required to defend, indemnify and hold harmless any Seller Related Party under this Section 10.01(e)(iii) with respect to Seller CTA Losses incurred by Seller Related Parties until the aggregate amount of such Seller CTA Losses subject to indemnification by the Purchaser exceeds $1,000,000 (one million) (the “Purchaser CTA Deductible”), in which case the Purchaser shall only be responsible under this Section 10.01(e)(iii) for fifty percent (50%) of the Losses in excess of the Purchaser CTA Deductible; (B) in no event shall the aggregate amount required to be paid by the Purchaser pursuant to Article X of this Agreement with respect to Seller CTA Losses exceed $3,500,000 (three and one half million) (the “Purchaser CTA Cap”); (C) the Purchaser’s obligation to defend, indemnify and hold harmless each Seller Related Party from and against any Seller CTA Losses shall terminate upon the earlier occurrence of the Purchaser CTA Cap being reached or expiration of the applicable statutory audit period for the DEEP to audit the completion of the Transferred U.S. Entity’s obligations to comply with the CTA as a result of the Transaction; and (D) to the extent that the Seller or any of its Affiliates actually recovers from Celtics (or its Affiliate or legal successor) pursuant to the Celtics SDA amounts in respect of a Seller CTA Loss that has been previously indemnified pursuant to this Section 10.01(e)(iii) in accordance with clause (A) above, the Seller shall cause such proceeds to be promptly remitted to the Purchaser to the extent of and not in excess of the indemnification payment previously made;

provided, however, that:

(A) the Purchaser shall not be required to defend, indemnify and hold harmless under clause (i) of this Section 10.01(e) with respect to Losses incurred by Seller Related Parties (other than Losses incurred with respect to breaches or inaccuracies of the Purchaser Fundamental Representations, as to which this clause (A) shall have no effect) until the aggregate amount of such Losses subject to indemnification by the Seller exceeds the Basket; provided, that once the amount of the Basket is exceeded, Seller Related Parties shall, in accordance with and subject to the limitations in this Article X, be entitled to recover the aggregate amount of all Losses in excess of the Basket; and

(B) in no event shall the aggregate amount required to be paid by the Purchaser pursuant to clause (i) of Section 10.01(e), except in respect of breaches or inaccuracies of Purchaser Fundamental Representations, exceed the Cap; provided, that notwithstanding anything to the contrary in this Agreement, in no event shall the aggregate amount required to be paid by the Purchaser pursuant to clause (i) of Section 10.01(e) in respect of breaches or inaccuracies of Purchaser Fundamental Representations exceed the Purchase Price Cap.

(f) The indemnification provided for in Section 10.01(e)(i) and (ii) shall terminate when the applicable representation, warranty, covenant or agreement terminates in accordance with Section 10.01(a) (and no claims shall be made by any Seller Related Party under

Section 10.01(e)(i) or (ii) thereafter), except that the indemnification by the Purchaser shall continue as to any Loss of which any Seller Related Party has notified the Purchaser in accordance with the requirements of Section 10.02 on or prior to the date such indemnification would otherwise terminate in accordance with Section 10.01(a), as to which the obligation of the Purchaser shall continue until the liability of the Purchaser shall have been determined pursuant to this Article X, and the Purchaser shall have reimbursed all Seller Related Parties for any amount of such Loss for which the Purchaser is obligated in accordance with this Article X.

(g) Notwithstanding anything to the contrary contained in this Section 10.01, the limitations set forth in this Section 10.01 shall not apply in the event of any Fraud.

SECTION 10.02. Notice of Claims.

(a) Any Purchaser Related Party or Seller Related Party, as the case may be (the “Indemnified Party”), seeking indemnification hereunder (or believing in good faith that it may suffer or incur Losses for which it is or may be entitled to indemnification hereunder) shall give the party obligated to provide indemnification hereunder (the “Indemnitor”) a notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice, if reasonably practicable, the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, that a Claim Notice in respect of any pending or threatened action at law or suit in equity by or against a third Person as to which indemnification will be sought (each such action or suit being a “Third Person Claim”) shall be given promptly after the applicable Indemnified Party receives actual notice that the action or suit is commenced; provided, further, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent the Indemnitor shall have been actually prejudiced by such failure.

(b) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which the applicable Indemnified Party shall be entitled under this Article X shall be determined: (i) by the written agreement between the applicable Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court or arbitrator of competent jurisdiction; or (iii) by any other means to which the applicable Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined.

SECTION 10.03. Third Person Claims.

(a) Subject to Section 10.03(b), an Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Person Claim against such Indemnified Party as to which indemnification will be sought by such Indemnified Party from the Indemnitor hereunder, and in any such case the Indemnitor shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnified Party in connection therewith; provided, that:

(i) the Indemnitor may participate, through counsel chosen by it and at its own expense, in the defense of any such Third Person Claim as to which the Indemnified Party has so elected to conduct and control the defense thereof; and

(ii) the Indemnified Party shall not, without the written consent of the Indemnitor (which written consent shall not be unreasonably withheld, conditioned or delayed), pay, compromise or settle any such Third Person Claim, except that no such consent shall be required if, following a written request from the Indemnified Party, the Indemnitor shall fail, within fourteen (14) days after the making of such request, to acknowledge and agree in writing that, if such Third Person Claim shall be adversely determined, the Indemnitor has an obligation to provide indemnification to such Indemnified Party in accordance with, and to the extent provided in, this Article X.

Notwithstanding the foregoing, the Indemnified Party shall have the right to pay, settle or compromise any such Third Person Claim without such consent, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless such consent is unreasonably withheld, conditioned or delayed. If the Indemnified Party does not elect to proceed with the defense of any such Third Person Claim, the Indemnitor may proceed with the defense of such Third Person Claim with counsel reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnitor may not settle, adjust or compromise any such Third Person Claim without the prior written consent of the Indemnified Party (which consent may not be unreasonably withheld, conditioned or delayed).

(b) If any Third Person Claim against any Indemnified Party (i) is solely for money damages and does not seek non-monetary relief (and the potential liability of the Indemnitor exceeds the potential liability of the Indemnified Party thereunder, taking into account the Indemnitor’s obligations under this Article X), and (ii) (A) does not involve criminal Action, (B) was not brought by or involves a Governmental Authority and (C) would not in the reasonable judgment of the Indemnified Party, if adversely determined, be reasonably likely to result in material harm to the reputation, regulatory position or ongoing business of the Indemnified Party or its Affiliates, then the Indemnitor shall have the right to conduct and control, through counsel of its choosing, the defense of any such Third Person Claim against such Indemnified Party as to which indemnification will be sought hereunder if the Indemnitor has acknowledged and agreed in writing that, if such Third Person Claim shall be adversely determined, the Indemnitor has an obligation to provide indemnification to the Indemnified Party in accordance with, and to the extent provided in, this Article X, in any such case the Indemnified Party shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnitor in connection therewith; provided, that the Indemnified Party may participate, through counsel chosen by it, in the defense of any such Third Person Claim as to which the Indemnitor has so elected to conduct and control the defense thereof, the expenses of which participation shall be payable by the Indemnified Party. Notwithstanding the foregoing contained in this Section 10.03(b), the Indemnified Party shall have the right to pay, settle or compromise any such Third Person Claim, provided that in such event the Indemnified Party shall waive any right to indemnity therefor hereunder unless the Indemnified Party shall have sought the consent of the Indemnitor to such payment, settlement or compromise and such consent was unreasonably withheld, conditioned or delayed, in which event no claim for indemnity therefor hereunder shall be waived. The Indemnitor may not settle, adjust or compromise any such Third Person Claim without the prior written consent of the applicable Indemnified Party (which consent may not be unreasonably withheld, conditioned or delayed). In the event (x) the Indemnitor elects not to, or is not permitted to, defend such Third Person Claim or (y) the named parties in any such action (including any impleaded parties) include both Indemnitor and the Indemnified Party (or their respective Affiliates) and the representation of both parties by the same counsel would be inappropriate due to legal conflicts of interests between them, and the Indemnified Party defends against such Third Person Claim, the Indemnified Party may retain counsel, at the Indemnitor’s expense, and control the defense of such Third Person Claim; provided, however, that the Indemnitor shall be obligated pursuant to this Section 10.03(b) to pay for only one firm of counsel and one local counsel per jurisdiction for all Indemnified Parties.

(c) Notwithstanding anything in Section 10.03(a), the Indemnified Party shall control the defense and settlement of any Third Person Claim for which any Indemnified Party is seeking recovery solely under the R&W Insurance Policy.

SECTION 10.04. Coordination with Tax Contests. If there shall be any conflicts between the provisions of this Article X and Section 7.09 (relating to Tax contests), the provisions of Section 7.09 shall control with respect to Tax contests.

SECTION 10.05. Adjustment to Purchase Price. Any payment by an Indemnitor under this Article X shall, to the extent such payment can be properly so characterized under applicable Tax law, be treated by the parties as an adjustment to the Final Purchase Price.

SECTION 10.06. Exclusive Remedies. Except as contemplated by Section 2.04, pursuant to the Transition Services Agreement, the Escrow Agreement and the Right of Last Refusal Agreement and with respect to Claims for Fraud and injunctive and provisional relief (including specific performance), if the Closing occurs, this Article X shall be the exclusive remedy with respect to this Agreement, the Transaction or the other transactions contemplated by this Agreement (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any Indemnified Party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Transaction or the other transactions contemplated by this Agreement, including any Claim for breach of any representation or warranty contained in this Agreement or any certificate delivered pursuant to this Agreement or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement; provided, that nothing herein shall prevent the Purchaser or its Affiliates from seeking recovery, or recovering, under the R&W Insurance Policy in accordance with its terms. This Article X was specifically bargained for by the parties and was taken into account by them in arriving at the Purchase Price and the terms and conditions of this Agreement. The parties to this Agreement, in approving this Agreement, have specifically relied upon the provisions of this Section 10.07.

SECTION 10.07. Additional Indemnification Provisions.

(a) The amount of any Loss for which indemnification is provided under this Article X shall be net of (i) any amounts actually recovered by the Indemnified Party under insurance policies (including the R&W Insurance Policy) with respect to such Loss, (ii) any net Tax benefits actually realized as a reduction in cash taxes payable by the Indemnified Party or its Affiliates arising as a result of such Loss (calculated on a “with and without” basis) in the year the indemnity payment is made (or any prior year) and (iii) any amounts actually recovered under indemnity, contribution or similar contractual provisions under Contracts of the Transferred Entities (after in each case giving effect to any applicable deductible, retention, collection costs and expenses (including attorney’s fees), retrospectively rated premiums and increase in future premiums as a result of or incurred in connection with the claim) (it being agreed that if such third-party insurance (including the R&W Insurance Policy) or indemnification, contribution or similar proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnitor’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnitor to the extent of and not in excess of the indemnification payment previously made), and, without duplication of any amount otherwise taken into account in clause (ii) and solely with respect to any amount received by an Indemnified Party that is organized under the laws of a jurisdiction set forth in Section 2.05(a) of the Disclosure Letter, shall be increased by any net Tax detriment actually realized as an increase in cash taxes payable (including by way of deduction or withholding) by such Indemnified Party as a result of the receipt of the indemnity payment in the year the indemnity payment is made (or any prior year).

(b) The Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek full recovery under the R&W Insurance Policy to the extent it covers any Loss that is subject to indemnification hereunder to the same extent as it would if such Loss were not subject to indemnification hereunder. For the avoidance of doubt, if a Loss incurred or suffered by a Purchaser Related Party arises out of or could result from a claim for which coverage is available under the R&W Insurance Policy and Section 10.01(b), then the Purchaser shall use its commercially reasonable efforts to pursue a claim for such Loss from the R&W Insurance Policy to the same extent as it would if such Loss were not subject to indemnification hereunder.

(c) Each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss to the extent required under Delaware Law in respect of the applicable underlying claim giving rise to the right to indemnification under this Article X, upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise to such Loss.

(d) No Indemnified Party shall be entitled to recover, more than once, the same Losses that may have resulted from a breach of more than one representation, warranty, covenant or agreement arising from the same facts and circumstances.

(e) After the Closing, no party may bring any Action seeking the equitable remedy of rescission of the Transactions or this Agreement.

(f) Notwithstanding any provision to the contrary in this Article X, the Seller shall not be obligated to defend, indemnify and hold harmless each Purchaser Related Party under the terms of this Article X from and against any CTA Losses to the extent such CTA Losses (A) result from an investigation of environmental conditions involving physically invasive testing procedures, such as soil or groundwater sampling, undertaken at any Real Property by or for any

Purchaser Related Party after the Closing Date (other than any such investigation required under applicable Environmental Laws (including the CTA obligations of the Transferred U.S. Entity set forth in Section 7.17 of this Agreement), required by any Governmental Authority, approved by the Seller in writing, required to abate or prevent an imminent and material threat to human health and safety or the environment, required to respond to a third-party claim, reasonably conducted in connection with construction activities or otherwise reasonably conducted in the ordinary course for a legitimate business purpose (which legitimate business purpose shall not include conducting such an investigation solely for the purpose of triggering an indemnification right under this Agreement)), (B) are in excess of a reasonably cost effective method required to achieve minimum compliance with applicable Environmental Laws, in light of remediation standards applicable to the use of the relevant property as of the Closing Date (it is expressly recognized that the use of institutional controls, deed restrictions and other activity or use limitations for the property shall be considered a reasonably cost-effective method to the extent such controls, restrictions or limitations are permitted under applicable Environmental Law, permitted or approved by the relevant Governmental Authority and do not materially interfere with any Purchaser Related Party operations) or (C) arise or result from any Release of Hazardous Material first occurring after the Closing Date (including any such Release identified as a result of any requirement to conduct any investigation pursuant to the CTA due to a transaction after the Closing Date unrelated to the Transactions contemplated by this Agreement) other than the migration after the Closing Date of any Release of Hazardous Material occurring prior to the Closing Date on, at, under or from the Bloomfield Property or (ii) for which the Purchaser Related Parties are not actually indemnified or held harmless under the indemnification provided for pursuant to Schedule 1.6(b)(vi)(5)(a)(2) of the Celtics SDA due to the failure of any claim by a Purchaser Related Party to satisfy or comply with any applicable procedures set forth in Schedule 1.6(b)(vi)(5)(b) of the Celtics SDA, and for which a Purchaser Related Party could have been entitled to indemnification had such Purchaser Related Party submitted a claim that satisfied or complied with such procedures (except to the extent such failure to satisfy or comply with such procedures is the result of Seller's breach of its obligations under Section 7.17).

ARTICLE XI
Miscellaneous

SECTION 11.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three (3) calendar days after mailing (or one (1) business day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

If to the Purchaser:

Cummins Inc.
301 East Market Street
Indianapolis, IN 46204
Attention: Kevin Caudill
E-mail: kevin.caudill@cummins.com

Copy to (such copy not to constitute notice):

Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
Attention: Pran Jha
E-mail: pjha@sidley.com

If to the Seller:

Altra Industrial Motion Corp.
300 Granite Street

Suite 201

Braintree, MA 02184
Attention: Glenn E. Deegan, Chief Legal and Human Resources Officer
E-mail: glenn.deegan@altramotion.com

Copy to (such copy not to constitute notice):

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention: Thomas E. Dunn
E-mail: tdunn@cravath.com

SECTION 11.02. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each party.

SECTION 11.03. Extension; Waiver. At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 11.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent permitted by applicable Law.

SECTION 11.05. Counterparts. This Agreement may be executed in two or more counterparts (including by digital or other electronic means), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties. Any copy of this Agreement made by reliable means (e.g., photocopy or facsimile) is considered an original.

SECTION 11.06. Entire Agreement; Third-Party Beneficiaries. This Agreement, together with the other Transaction Documents and the Confidentiality Agreement (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for this Section 11.06 and as provided in this clause (b), is not intended to confer upon any Person other than the parties any rights or remedies, it being understood that (i) the Persons released pursuant to Section 11.10 shall have the right to enforce their respective rights under Section 11.10, and (ii) each Existing Counsel is a third-party beneficiary of Section 11.11 and shall have the right to enforce its rights thereunder.

SECTION 11.07. Governing Law. This Agreement, and all matters, claims or causes of action (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 11.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns. Notwithstanding the foregoing, this Agreement (and all rights, interests and obligations hereunder) may be assigned, in whole or in part, without consent by the Purchaser to any of its Affiliates (including the assignment to one or more Affiliates of the right to receive the assignment, transfer and conveyance of the Transferred Interests pursuant to Section 2.01); provided (i) that no such assignment shall affect or relieve the Purchaser of its obligations and other Liabilities under this Agreement and (ii) that no such assignment shall be to an entity organized under the laws of the PRC.

SECTION 11.09. Enforcement; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity, are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement. The right of specific enforcement is an integral part of the Transactions and without that right, neither the Seller nor the

Purchaser would have entered into this Agreement. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions. If, prior to the Termination Date, any party hereto brings any Action, in each case, in accordance with this Section 11.09, to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by such time period as established by the court presiding over such Action.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware and any state or federal court within the State of Delaware in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States sitting in the State of Delaware, and the appellate courts thereof, (iv) UNCONDITIONALLY AND IRREVOCABLY waives any right to trial by jury with respect to any ACTION related to or arising out of this Agreement or the Transactions, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 11.01. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties hereto agree that a final non-appealable Judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 11.10. No Recourse Against Nonparty Affiliates; Release.

(a) Claims and causes of action (whether in Contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transaction Document, or the negotiation, execution, or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transaction Document), may be made only against (and are those solely of) the entities that are parties to this Agreement or the applicable Transaction Document and, to the extent applicable thereunder, the Purchaser Entities and the Selling Entities (collectively, the “Contracting Parties”), and then only with respect to the specific obligations set forth herein. No Person who is not a Contracting Party, including any director, manager, officer, employee, incorporator, member, limited or general partner, unitholder, stockholder, affiliate, agent, attorney, or Representative of, and any financial advisor or lender to, any Contracting Party (“Nonparty

Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transaction Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Transaction Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such claims, causes of action and Liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by applicable Law, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (ii) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Transaction Document or any representation or warranty made in this Agreement or any other Transaction Document.

(b) Effective upon the Closing, to the fullest extent permitted by applicable Law, the Seller on behalf of itself and the Selling Entities and their respective successors and assigns, (collectively, the “Seller Releasers”), hereby irrevocably, unconditionally, knowingly and voluntarily releases, acquits, remises, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, setoffs and causes of action of whatever kind or nature, whether known or unknown, which any of the Seller Releasers has, might have or might assert now or in the future, whether in law or in equity, against any of the Transferred Entities or any of their respective successors, assigns, officers, directors, managers or employees (the “Transferred Entity Releasees”) arising out of, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, in each case solely to the extent relating to the Transferred Entities (or any of their current or former operations or businesses, including the Business) and which first occurred, existed or was undertaken or permitted at or prior to the Closing (the “Seller Released Claims”); provided, that nothing contained in this Section 11.10(b) shall release or waive any rights or obligations under this Agreement or any Transaction Document or Claim for Fraud against a Contracting Party. Without limitation of the foregoing, the Seller, on behalf of itself and the Seller Releasers, hereby covenants and agrees that it shall not bring, initiate or support, directly or indirectly, any Seller Released Claim against any Transferred Entity Releasee.

(c) Effective upon the Closing, to the fullest extent permitted by applicable Law, the Purchaser on behalf of itself and the Transferred Entities and their respective successors and assigns, (collectively, the “Purchaser Releasers”), hereby irrevocably, unconditionally, knowingly and voluntarily releases, acquits, remises, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, setoffs and causes of action of whatever kind or nature, whether known or unknown, which any of the Purchaser Releasers has, might have or might assert now or in the future, whether in law or in equity, against the Selling Entities or any of their respective successors, assigns, officers, directors, managers or employees (the “Selling Entity Releasees”) arising out of, based upon or resulting from any contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, in each case solely to the extent relating to the Transferred Entities (or any of their current or former operations or businesses, including the Business) and which first occurred, existed or was undertaken or permitted at or prior to the Closing (the “Purchaser Released Claims”); provided, that nothing contained in this Section 11.10(c) shall release or waive any rights or obligations under this Agreement or any Transaction Document or Claim for Fraud against a Contracting Party. Without limitation of the foregoing, the Purchaser, on behalf of itself and the Purchaser Releasers, hereby covenants and agrees that it shall not bring, initiate or support, directly or indirectly, any Purchaser Released Claim against any Selling Entity Releasee.

SECTION 11.11. Legal Representation.

(a) Each of the parties to this Agreement acknowledges and agrees that Cravath, Swaine & Moore LLP (“Existing Counsel”) have acted as counsel for the Seller and may have acted as counsel for their Affiliates (including the Transferred Entities) in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b) Each of the parties to this Agreement acknowledges and agrees that all confidential communications between a member of the Seller Group or any of their respective Affiliates (including the Transferred Entities), on the one hand, and any Existing Counsel or internal counsel of the Seller Group or any of its Affiliates, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and its retained Affiliates, and shall not pass to or be claimed, held, or used by the Purchaser or any of its Affiliates (including the Transferred Entities) upon or after the Closing. Accordingly, the Purchaser shall not have access to any such communications, or to the files of any Existing Counsel or such internal counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of any Existing Counsel or such internal counsel in respect of the Acquisition Engagement constitute property of the client, only the Seller and its Affiliates shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchaser or any of its Affiliates or any Transferred Entity by reason of any attorney-client relationship between Existing Counsel and the Transferred Entities or otherwise. If and to the extent that, at any time subsequent to Closing, the Purchaser or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between a member of the Seller Group and Existing Counsel or such internal counsel that occurred at any time prior to the Closing, the Purchaser, on behalf of itself and its Affiliates and the Transferred Entities shall be entitled to waive such privilege only with the prior written consent of the Seller.

(c) Each of the parties to this Agreement acknowledges and agrees that any Existing Counsel may continue to represent the Seller or any of its Affiliates in future matters. Accordingly, the Purchaser, on behalf of itself and its Affiliates expressly: (i) consents to each Existing Counsel’s representation of the Seller and any of its Affiliates in any matter, including any post-Closing matter in which the interests of the Purchaser or any of its Affiliates (including the Transferred Entities), on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse, including any matter relating to the Transactions, and whether or not such matter is one in which Existing Counsel may have previously advised the Seller or any of its Affiliates; and

(ii) consents to the disclosure by each Existing Counsel to the Seller or any of its Affiliates of any information learned by such Existing Counsel in the course of its representation of the Seller or any of its Affiliates, whether or not such information is subject to attorney-client privilege, attorney work product protection, or such Existing Counsel’s duty of confidentiality.

(d) The Transferred Entities and the Purchaser and its Affiliates that acquire the Transferred Entities shall not have any attorney-client relationship with any Existing Counsel from and after the Closing, unless and to the extent such Existing Counsel is specifically engaged in writing by the Purchaser or the Transferred Entities to represent such entity after the Closing. Any such representation by such Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(e) The Purchaser and the Seller consent to the arrangements in this Section 11.11 and agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 11.11 and not to take or cause their respective Affiliates to take positions contrary to the intent of this Section 11.11.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CUMMINS INC.,
by
/s/ Jeffrey Wiltrout
Name: Jeffrey Wiltrout
Title: Vice President – Corporate Strategy

ALTRA INDUSTRIAL MOTION CORP.,
by
/s/ Glenn E. Deegan
Name: Glenn E. Deegan
Title: Chief Legal and Human Resources Officer